     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH  , 1998
                                                       REGISTRATION NO. 333-
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                          CULLEN/FROST BANKERS, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

          TEXAS                      6712                    74-1751768
     (STATE OR OTHER           (PRIMARY STANDARD          (I.R.S. EMPLOYER
     JURISDICTION OF              INDUSTRIAL             IDENTIFICATION NO.)
    INCORPORATION OR          CLASSIFICATION CODE
      ORGANIZATION)                 NUMBER)

                            100 WEST HOUSTON STREET
                           SAN ANTONIO, TEXAS 78205
                                (210) 220-4011
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                               PHILLIP D. GREEN
                         EXECUTIVE VICE PRESIDENT AND
                            CHIEF FINANCIAL OFFICER
                          CULLEN/FROST BANKERS, INC.
                            100 WEST HOUSTON STREET
                           SAN ANTONIO, TEXAS 78205
                                (210) 220-4011
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                  COPIES TO:

    EDWARD D. HERLIHY                                      MARK J. MENTING
WACHTELL, LIPTON, ROSEN & KATZ                           SULLIVAN & CROMWELL
    51 WEST 52ND STREET               AND                 125 BROAD STREET
 NEW YORK, NEW YORK 10019                             NEW YORK, NEW YORK 10004

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE. IF THE SECURITIES BEING REGISTERED ON THIS FORM ARE BEING OFFERED IN CONNECTION WITH THE FORMATION OF A HOLDING COMPANY AND THERE IS COMPLIANCE WITH GENERAL INSTRUCTION G, CHECK THE FOLLOWING BOX: [_]

                               ----------------

                        CALCULATION OF REGISTRATION FEE
================================================================================

                                                        PROPOSED
                                           PROPOSED      MAXIMUM
 TITLE OF EACH CLASS OF      AMOUNT        MAXIMUM      AGGREGATE   AMOUNT OF
    SECURITIES TO BE          TO BE     OFFERING PRICE  OFFERING   REGISTRATION
       REGISTERED         REGISTERED(1)  PER SHARE(2)   PRICE(2)       FEE
-------------------------------------------------------------------------------
Common Stock, par value
 $5.00 per share(3).....    4,400,000       $48.82     $57,689,178   $17,110

================================================================================

(1) Represents the estimated maximum number of shares of Common Stock, par value $5.00 per share, which are issuable upon consummation of the merger of Overton Bancshares, Inc. ("Overton") with and into Cullen/Frost Bankers, Inc. ("Cullen/Frost").
(2) Pursuant to Rule 457(f)(2), the registration fee is based on the book value of the Common Stock, par value $4.00 per share, of Overton as of December 31, 1997 ($48.82), and computed based on the estimated maximum number of shares of Overton Common Stock (1,181,671) that may be converted into the shares of Cullen/Frost Common Stock to be registered.
(3) Includes associated preferred shares purchase rights. Prior to the occurrence of certain events, such rights will not be evidenced or traded separately from the Common Stock.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES
AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

[LETTERHEAD OF OVERTON BANCSHARES, INC.]

                                                                  April 7, 1998

Dear Fellow Shareholders:

  You are cordially invited to attend a special meeting of shareholders (the "Special Meeting") of Overton Bancshares, Inc. ("Overton") to be held at Overton, 4200 South Hulen Street, Fort Worth, Texas at 4 p.m. on May 20, 1998. Please read this letter carefully as it contains important information regarding action we need you to take in connection with the Special Meeting.

  At the Special Meeting, you will be asked to consider and vote upon a proposal to approve an Agreement and Plan of Merger (the "Merger Agreement"), between Overton and Cullen/Frost Bankers, Inc. ("Cullen/Frost"), pursuant to which Overton would be merged with and into Cullen/Frost (the "Merger"). If the Merger is consummated, each outstanding share of Overton Common Stock will be converted into 3.71 shares of Cullen/Frost Common Stock. Although stock prices may fluctuate, based on the closing price of shares of Cullen/Frost Common Stock on March 31, 1998, the market value of the 3.71 shares of Cullen/Frost Common Stock to be issued in the Merger for each share of Overton Common Stock had a market value of $219.12.

  The Board of Directors of Overton has unanimously approved the Merger Agreement. The Board believes that the Merger is beneficial to all shareholders and strongly encourages you to vote in favor of the Merger Agreement. Overton's financial adviser, Keefe, Bruyette & Woods, Inc., has issued its opinion to Overton's Board of Directors that the 3.71 exchange ratio in the Merger is fair, from a financial point of view, to Overton's shareholders.

  Regardless of the number of shares you own, or whether you plan, to attend the Special Meeting, it is very important that your shares be represented and voted at the Special Meeting. The affirmative vote of at least two-thirds of the outstanding shares of Overton Common Stock is required for approval. Please read the enclosed material carefully and complete, sign and return the enclosed proxy in the envelope provided as soon as possible.

  If you have questions, you may call Julie Scott at 817-377-5012 or Lou Wooten at 817-377-5010 at Overton.

  We look forward to seeing you at the Special Meeting.

                                            Sincerely,

                                            /s/ Cass O. Edwards, II
                                            Cass O. Edwards, II
                                            Chairman of the Board

 4200 SOUTH HULEN / P.O. BOX 16509 / FORT WORTH, TEXAS 76162-0509 / (817)731-
                                     0101

[LETTERHEAD OF OVERTON BANCSHARES, INC.]

By Certified Mail/Return Receipt Requested

                                                                  April 7, 1998

Dear Fellow Shareholders:

  You are cordially invited to attend a special meeting of shareholders (the "Special Meeting") of Overton Bancshares, Inc. ("Overton") to be held at Overton, 4200 South Hulen Street, Fort Worth, Texas at 4 p.m. on May 20, 1998. Please read this letter carefully as it contains important information regarding action we need you to take in connection with the Special Meeting and action which you are being asked to take as a party to the Common Stock Restriction and Voting Agreement (the "Shareholders Agreement").

  At the Special Meeting, shareholders will be asked to take certain action in connection with an Agreement and Plan of Merger (the "Merger Agreement"), between Overton and Cullen/Frost Bankers, Inc. ("Cullen/Frost"), pursuant to which Overton would be merged with and into Cullen/Frost (the "Merger"). If the Merger is consummated, each outstanding share of Overton Common Stock will be converted into 3.71 shares of Cullen/Frost Common Stock. Although stock prices obviously fluctuate, based on the closing price of shares of Cullen/Frost Common Stock on March 31, 1998, the market value of the 3.71 shares of Cullen/Frost Common Stock to be issued in the Merger for each share of Overton Common Stock had a market value of $219.12.

  The Board of Directors of Overton has unanimously approved the Merger Agreement and believes that the Merger is beneficial to all shareholders. Overton's financial adviser, Keefe, Bruyette & Woods, Inc., has issued its opinion to Overton's Board of Directors that the 3.71 exchange ratio in the Merger is fair, from a financial point of view, to Overton's shareholders.

  As a party to the Shareholders Agreement you are being asked to do the following:

  (i) respond to a written poll of shareholders being conducted by me as Chairman/Delegate under the Shareholders Agreement indicating your approval or opposition to the proposal to approve the Merger Agreement so that I may cast all the votes of the shares subject to the Shareholders Agreement at the Special Meeting; and

  (ii) provide your written consent to the termination of the Shareholders Agreement to take effect immediately prior to the Merger.

  If holders of at least 65% of the shares (or 561,330 shares) subject to the Shareholders Agreement respond to the written poll and, of those shares for which responses are received, at least 60% respond in favor of the Merger Agreement, all of the shares subject to the Shareholders Agreement will be voted by me in favor of the Merger Agreement. Shares of Overton Common Stock subject to the Shareholders Agreement represent 76% of the issued and outstanding shares of Overton Common Stock. The affirmative vote of at least two-thirds of the outstanding shares of Overton Common Stock is required for approval of the Merger Agreement. Termination of the Shareholders Agreement requires the consent of holders of at least 80% (or 690,868 shares) of the shares of Overton Common Stock subject to the Shareholders Agreement. The Shareholders Agreement is being terminated to eliminate certain restrictions on voting and transferability that would otherwise continue to apply to the Cullen/Frost Common Stock received in the Merger.

  Regardless of the number of shares you own, or whether you plan to attend the Special Meeting, it is very important that you read the enclosed material carefully and complete, sign and return the enclosed poll and

 4200 SOUTH HULEN / P.O. BOX 16509 / FORT WORTH, TEXAS 76162-0509 / (817)731-
                                     0101
consent card as soon as possible. The poll and consent card should be returned by certified mail, return receipt requested in the envelope provided. Your poll and consent will only be counted in connection with the poll on the Merger Agreement if it is returned by certified mail, return receipt requested and post-marked no later than May 6, 1998.

  If you have questions or need any assistance regarding the completion of the poll and consent card or returning it by certified mail, return receipt requested, you may call Julie Scott at 817-377-5012 or Lou Wooten at 817-377-5010 at Overton.

  We look forward to seeing you at the Special Meeting.

                                          Sincerely,
                                          LOGO
                                          Cass O. Edwards, II
                                          Chairman of the Board

[LETTERHEAD OF OVERTON BANCSHARES, INC.]

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To the Shareholders of Overton Bancshares, Inc.:

  Notice is hereby given that a special meeting of shareholders of Overton Bancshares, Inc. ("Overton") will be held at Overton, 4200 South Hulen Street, Fort Worth, Texas at 4:00 p.m., on May 20, 1998 (the "Special Meeting"), for the following purposes:

  1. To consider and vote upon a proposal to approve an Agreement and Plan of Merger, dated as of February 15, 1998 (the "Merger"), between Overton and Cullen/Frost Bankers, Inc. ("Cullen/Frost"), pursuant to which Overton will merge with and into Cullen/Frost (the "Merger") and each share of Overton common stock outstanding on the effective date of the Merger will be converted into 3.71 shares of Cullen/Frost common stock. A copy of the Merger Agreement is set forth in Appendix A to the accompanying Proxy Statement/Prospectus and is incorporated by reference therein.

  2. To transact such other business as may properly come before the Special Meeting or any adjournment or postponement of the Special Meeting.

    Only shareholders of record at the close of business on April 3, 1998 are entitled to receive notice of and to vote at the Special Meeting or any adjournments or postponements thereof. Approval of the Merger Agreement and the consummation of the transactions contemplated thereby requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of Overton common stock.

  THE BOARD OF DIRECTORS OF OVERTON UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" APPROVAL OF THE MERGER AGREEMENT. ON BEHALF OF THE BOARD OF DIRECTORS, I URGE YOU TO VOTE "FOR" THE PROPOSAL.

                                          By Order of the Board of Directors,

                                          /s/ Lou Wooten
                                          Lou Wooten, Secretary
                                          April 7, 1998

 4200 SOUTH HULEN / P.O. BOX 16509 / FORT WORTH, TEXAS 76162-0509 / (817)731-
                                     0101

  PROXY STATEMENT OF                                     PROSPECTUS FOR
  OVERTON BANCSHARES,                              CULLEN/FROST BANKERS, INC.
         INC.                                             COMMON STOCK
                                                   (PAR VALUE $5.00 PER SHARE)

  This Proxy Statement/Prospectus is being furnished to holders of shares of common stock, par value $4.00 per share ("Overton Common Stock"), of Overton Bancshares, Inc., a Texas corporation ("Overton"), in connection with the solicitation of proxies by the Board of Directors of Overton (the "Overton Board") for use at a special meeting of the shareholders of Overton, ("Overton Shareholders") to be held at 4:00 p.m., on May 20, 1998, at Overton, 4200 South Hulen Street, Fort Worth, Texas and at any adjournments or postponements thereof (the "Special Meeting"). The purpose of the Special Meeting is to consider and vote upon a proposal to approve an Agreement and Plan of Merger, dated as of February 15, 1998 (the "Merger Agreement"), by and between Overton and Cullen/Frost Bankers, Inc., a Texas corporation ("Cullen/Frost"), which provides for, among other things, the merger of Overton with and into Cullen/Frost (the "Merger"). Approval of the Merger Agreement requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of Overton Common Stock. See "Summary," "The Merger" and Appendix A to this Proxy Statement/Prospectus. Upon consummation of the Merger, each outstanding share of Overton Common Stock shall cease to be outstanding and each such share (excluding Dissenting Shares (as defined herein) and certain shares held by Overton and Cullen/Frost) shall be converted into 3.71 shares (the "Exchange Ratio") of common stock, par value $5.00 per share, of Cullen/Frost ("Cullen/Frost Common Stock"), and associated Rights (as defined herein), with cash paid in lieu of fractional shares.

  Pursuant to the terms of a Common Stock Restriction and Shareholders Agreement effective January 10, 1985, as amended (the "Shareholders Agreement"), Overton Shareholders subject to the Shareholders Agreement are being asked to respond to a written poll being conducted by Cass O. Edwards, II, as Chairman/Delegate under the Shareholders Agreement, indicating their approval or opposition to the proposal to approve the Merger Agreement and the Merger contemplated therein. If holders of at least 65% of the shares (or 561,330 shares) of Overton Common Stock subject to the Shareholders Agreement respond to the written poll and, of those shares for which responses are received, at least 60% respond in favor of the Merger Agreement, all of the shares of Overton Common Stock subject to the Shareholders Agreement will be voted in favor of the Merger Agreement. In addition, Overton Shareholders that are parties to the Shareholders Agreement are being asked to consent to the termination of the Shareholders Agreement. The consent of holders representing at least 80% of the shares (or 690,868 shares) of Overton Common Stock subject to the Shareholders Agreement is required to terminate the Shareholders Agreement. The termination of the Shareholders Agreement is a condition precedent to the Merger.

  This Proxy Statement/Prospectus also constitutes a prospectus of Cullen/Frost in respect of the shares of Cullen/Frost Common Stock to be issued to Overton Shareholders in connection with the Merger.

  Based on the 1,136,671 shares of Overton Common Stock issued on the Record Date (as hereinafter defined), the 45,000 shares of Overton Common Stock issuable upon exercise of outstanding stock options and the Exchange Ratio of 3.71, up to approximately 4,384,000 shares of Cullen/Frost Common Stock will be issuable upon consummation of the Merger. Cullen/Frost Common Stock is listed and traded on the New York Stock Exchange, Inc. (the "NYSE"). On February 13, 1998, the last business day prior to public announcement of the execution of the Merger Agreement, the last reported sale price per share of Cullen/Frost Common Stock on the NYSE Composite Transactions Reporting System (the "NYSE Composite Tape") was $58.1875, and on March 31, 1998, the last practicable date prior to the mailing of this Proxy Statement/Prospectus, the last reported sale price per share was $59.0625.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

  THE SHARES OF CULLEN/FROST COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF A BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

  The date of this Proxy Statement/Prospectus is April 7, 1998, and it is being mailed or otherwise delivered to Overton Shareholders on or about such date.

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
AVAILABLE INFORMATION......................................................   1
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE..........................   2
SUMMARY....................................................................   4
  Parties to the Merger....................................................   4
  Special Meeting; Record Date.............................................   5
  The Merger...............................................................   5
  Market for Common Stock and Related Shareholder Matters..................   8
  Comparison of Certain Unaudited Per Share Data...........................   9
  Selected Financial Data of Cullen/Frost (Historical).....................  10
  Selected Financial Data of Overton (Historical)..........................  11
  Selected Pro Forma Financial Data of Cullen/Frost and Overton Combined...  12
THE COMPANIES..............................................................  13
  Cullen/Frost.............................................................  13
  Cullen/Frost's Common Stock Price and Dividends..........................  13
  Overton..................................................................  14
  Overton Common Stock.....................................................  14
GENERAL INFORMATION........................................................  15
  Special Meeting..........................................................  15
  Record Date, Solicitation, Proxies and Poll and Consent..................  15
  Action Required..........................................................  16
  Recommendation of Overton Board of Directors.............................  17
THE MERGER.................................................................  17
  General..................................................................  17
  Background of the Merger.................................................  18
  Reasons of Overton for the Merger........................................  19
  Opinion of Overton's Financial Adviser...................................  20
  Effective Time...........................................................  24
  Distribution of Cullen/Frost Certificates................................  25
  Fractional Shares........................................................  25
  Certain Federal Income Tax Consequences..................................  25
  Management and Operations After the Merger...............................  27
  Post-Acquisition Compensation and Benefits...............................  27
  Interests of Certain Persons in the Merger...............................  27
  Conditions to Consummation...............................................  29
  Federal Reserve Approval.................................................  29
  Amendment, Waiver and Termination........................................  30
  Conduct of Business Pending the Merger...................................  31
  Expenses and Fees........................................................  33
  Accounting Treatment.....................................................  33
  Termination of the Shareholders Agreement................................  33
  Dissenters' Rights.......................................................  33
  Stock Exchange Listing of Cullen/Frost Common Stock......................  35
  Resales of Cullen/Frost Common Stock.....................................  35
DESCRIPTION OF CULLEN/FROST CAPITAL STOCK..................................  36
  General..................................................................  36
  Preferred Stock..........................................................  37
  Common Stock.............................................................  37

                                                                          PAGE
                                                                          ----
  Shareholder Protection Rights Plan.....................................  37
  Changes in Control.....................................................  40
CERTAIN DIFFERENCES IN THE RIGHTS OF CULLEN/FROST SHAREHOLDERS AND
 OVERTON SHAREHOLDERS....................................................  41
  Amendment of Articles of Incorporation and Bylaws......................  41
  Special Meetings of Shareholders.......................................  41
  Number of Directors, Classified Board of Directors.....................  41
  Removal of Directors...................................................  42
  Advance Notice of Director Nominations.................................  42
  Limitation on Director Liability.......................................  42
  Indemnification........................................................  42
  Shareholder Rights Plan................................................  43
UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION......................  44
ADDITIONAL INFORMATION ABOUT OVERTON.....................................  49
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
 OF OPERATIONS OF OVERTON................................................  55
  Financial Condition....................................................  55
  Results of Operations..................................................  63
VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS OF OVERTON..................  68
  Principal Benefit Owners...............................................  68
  Shares Beneficially Owned by Directors and Executive Officers..........  69
EXPERTS..................................................................  70
VALIDITY OF CULLEN/FROST COMMON STOCK....................................  70
OTHER MATTERS............................................................  70
OVERTON FINANCIAL STATEMENTS............................................. F-1
APPENDICES:
-----------
APPENDIX A -- Agreement and Plan of Merger, dated as of February 15,
             1998, by and between Cullen/Frost and Overton, including
             form of Directors Agreement
APPENDIX B -- Opinion of Keefe, Bruyette & Woods, Inc.
APPENDIX C -- Provisions of the Texas Business Corporation Act relating to Dissenting Shareholders

                             AVAILABLE INFORMATION

  Cullen/Frost is subject to the reporting and informational requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information filed by Cullen/Frost with the Commission may be inspected and copied at the principal office of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and may be inspected at the Commission's Regional Offices at 7 World Trade Center, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Certain of such reports, Proxy Statement/Prospectus and other information are also available from the Commission over the Internet at http://www.sec.gov. In addition, Cullen/Frost Common Stock is traded on the NYSE. Reports, the Proxy Statement/Prospectus, and other information concerning Cullen/Frost may be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

  Overton is not subject to the reporting and informational requirements of the Exchange Act, and does not file reports or other information with the Commission.

  This Proxy Statement/Prospectus does not contain all of the information set forth in the Registration Statement on Form S-4, of which this Proxy Statement/Prospectus is a part, and exhibits thereto (together with any amendments thereto, the "Registration Statement"), which have been filed by Cullen/Frost with the Commission under the Securities Act of 1933, as amended, and the rules and regulations thereunder (the "Securities Act"). Certain portions of the Registration Statement have been omitted pursuant to the rules and regulations of the Commission and reference to such portions is hereby made for further information.

  This Proxy Statement/Prospectus contains statements describing the material provisions of certain documents filed or incorporated by reference as exhibits to the Registration Statement. Such descriptions are not necessarily complete, and all such statements contained in this Proxy Statement/Prospectus are qualified in their entirety by reference to the full text of such documents.

  All information contained herein with respect to Cullen/Frost and its subsidiaries has been supplied by Cullen/Frost, and all information with respect to Overton and its subsidiaries has been supplied by Overton.

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY CULLEN/FROST OR OVERTON. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF THE SECURITIES TO WHICH THIS PROXY STATEMENT/PROSPECTUS RELATES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF CULLEN/FROST, OVERTON, OR ANY OF THEIR RESPECTIVE SUBSIDIARIES SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO PURCHASE THE SECURITIES OFFERED BY THIS PROXY STATEMENT/PROSPECTUS IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT LAWFUL.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

  The following documents filed by Cullen/Frost with the Commission (File No. 0-7275) under Section 13(a) or 15(d) of the Exchange Act are hereby incorporated by reference in this Proxy Statement/Prospectus: Cullen/Frost's Annual Report on Form 10-K as of and for the year ended December 31, 1997 (the "1997 Cullen/Frost 10-K"); the portions of Cullen/Frost's Proxy Statement for the Annual Meeting of Shareholders held on May 28, 1997 (the "1997 Cullen/Frost Proxy Statement") that have been incorporated by reference in Cullen/Frost's Annual Report on Form 10-K as of and for the year ended December 31, 1996 the description of Cullen/Frost Common Stock set forth in Cullen/Frost's Registration Statement on Form 8-A filed pursuant to Section 12 of the Exchange Act, and any amendment or report filed for the purpose of updating any such description; the description of preferred share purchase rights set forth in Cullen/Frost's Registration Statement on Form 8-A filed pursuant to Section 12 of the Exchange Act, and any amendments or reports filed for the purpose of updating any such description; and Cullen/Frost's Current Report on Form 8-K, dated February 15, 1998.

  All documents filed by Cullen/Frost pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Proxy
Statement/Prospectus and prior to the Special Meeting are hereby incorporated by reference in this Proxy Statement/Prospectus and shall be deemed a part hereof from the date of filing of such document.

  Any statement contained herein, in any supplement hereto or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement and this Proxy Statement/Prospectus to the extent that a statement contained herein, in any supplement hereto or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement, this Proxy Statement/Prospectus, or any supplement hereto.

  THIS PROXY STATEMENT/PROSPECTUS INCORPORATES BY REFERENCE CERTAIN DOCUMENTS RELATING TO CULLEN/FROST THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. SUCH DOCUMENTS ARE AVAILABLE WITHOUT CHARGE UPON REQUEST FROM: CULLEN/FROST BANKERS, INC., 100 WEST HOUSTON STREET, SAN ANTONIO, TEXAS 78205, (210) 220-4011, ATTENTION: INVESTOR RELATIONS. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY MAY 13, 1998. THE REQUESTED DOCUMENTS WILL BE SENT BY FIRST CLASS MAIL WITHIN ONE BUSINESS DAY OF THE RECEIPT OF THE REQUEST.

  THIS PROXY STATEMENT/PROSPECTUS CONTAINS OR INCORPORATES BY REFERENCE CERTAIN FORWARD-LOOKING STATEMENTS WITH RESPECT TO THE FINANCIAL CONDITION, RESULTS OF OPERATIONS AND BUSINESS OF CULLEN/FROST AND CULLEN/FROST-OVERTON, THE COMBINED COMPANY, INCLUDING STATEMENTS RELATING TO: (I) THE COST SAVINGS THAT WILL BE REALIZED FROM THE MERGER; (II) THE IMPACT OF THE MERGER ON REVENUES, INCLUDING THE POTENTIAL FOR ENHANCED REVENUES AND OTHER OPERATIONS AS PLANNED; AND (III) THE RESTRUCTURING CHARGES EXPECTED TO BE INCURRED IN CONNECTION WITH THE MERGER. THESE FORWARD LOOKING STATEMENTS INVOLVE CERTAIN RISKS AND UNCERTAINTIES. FACTORS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY SUCH FORWARD LOOKING STATEMENTS INCLUDE, AMONG OTHERS, THE FOLLOWING: (I) EXPECTED COST SAVINGS FROM THE MERGER CANNOT BE FULLY REALIZED OR REALIZED WITHIN THE EXPECTED TIME FRAME; (II) COSTS OR DIFFICULTIES RELATED TO THE INTEGRATION OF THE BUSINESSES OF CULLEN/FROST AND OVERTON ARE GREATER THAN EXPECTED; (III) REVENUES FOLLOWING THE MERGER ARE LOWER THAN EXPECTED; (IV) COMPETITIVE PRESSURE AMONG

DEPOSITORY INSTITUTIONS INCREASES SIGNIFICANTLY; (v) CHANGES IN THE INTEREST RATE ENVIRONMENT REDUCE INTEREST MARGINS; (vi) GENERAL ECONOMIC CONDITIONS, EITHER NATIONALLY OR IN TEXAS, WHERE THE COMBINED COMPANY WILL BE DOING BUSINESS, ARE LESS FAVORABLE THAN EXPECTED; OR (vii) LEGISLATION OR REGULATORY CHANGES ADVERSELY AFFECT THE BUSINESSES IN WHICH THE COMBINED COMPANY WOULD BE ENGAGED.

                                    SUMMARY

  The following is a summary of certain information contained elsewhere in this Proxy Statement/Prospectus or incorporated herein by reference. This summary is not intended to be a complete description of the matters covered or incorporated in this Proxy Statement/Prospectus and is subject to and qualified in its entirety by reference to the more detailed information contained elsewhere in this Proxy Statement/Prospectus, including the appendices hereto, and in the documents incorporated by reference in this Proxy Statement/Prospectus. A copy of the Merger Agreement is set forth in Appendix A to this Proxy Statement/Prospectus and reference is made thereto for a complete description of the terms of the Merger. Overton Shareholders are urged to read carefully the entire Proxy Statement/Prospectus, including the Appendices and the documents incorporated herein by reference. As used in this Proxy Statement/Prospectus, the terms "Cullen/Frost" and "Overton" refer to such corporations, respectively, and where the context requires, such corporations and their respective subsidiaries.

PARTIES TO THE MERGER

  Cullen/Frost. Cullen/Frost Bankers, Inc. ("Cullen/Frost") is a Texas corporation and a registered bank holding company within the meaning of the Bank Holding Company Act of 1956 ("the BHC Act"). Cullen/Frost's principal assets consist of all of the capital stock of two national banks. The larger of the banks is The Frost National Bank ("Frost Bank"), which was chartered as a national banking association in 1899. Currently, Cullen/Frost has 60 offices across Texas with 19 locations in San Antonio, 20 in the Houston/Galveston area, five in Austin, ten in the Corpus Christi area, three in San Marcos, two in McAllen and one in New Braunfels. For the year ended December 31, 1997, Cullen/Frost had net income of $63.5 million, or $2.75 per diluted share as compared to net income of $55.0 million, or $2.40 per diluted share, for the year ended December 31, 1996. At December 31, 1997, Cullen/Frost had total assets, deposits and shareholders' equity of $5.2 billion, $4.5 billion and $408 million, respectively, as compared to $4.9 billion, $4.2 billion and $379 million, respectively, at December 31, 1996.

  Cullen/Frost's principal executive offices are located at 100 West Houston Street, San Antonio, Texas 78205 (telephone: (210) 220-4011). Certain financial and other information relating to Cullen/Frost and its business is set forth under "Summary--Selected Financial Data of Cullen/Frost (Historical)" and "The Companies-- Cullen/Frost."

  Overton. Overton is a Texas corporation and a registered bank holding company within the meaning of the BHC Act. Overton conducts its operations through its indirect wholly-owned banking subsidiary, Overton Bank and Trust, N.A. ("Overton Bank and Trust"), a national bank. Overton Bank and Trust maintains its central banking office in Fort Worth, Texas and presently operates 14 full-service banking facilities in Texas, 11 facilities in Tarrant County and three facilities in Dallas County. For the year ended December 31, 1997, Overton reported net income of approximately $9.5 million, or $8.34 per diluted share as compared to net income of approximately $8.0 million, or $7.02 per diluted share for the year ended December 31, 1996. At December 31, 1997, Overton had total assets deposits and shareholders' equity of $862.9 million, $732.0 million and $54.5 million, respectively, as compared to $757.2 million, $645.8 million and $45.8 million, respectively, at December 31, 1996.

  Overton's principal executive offices are located at 4200 South Hulen Street, Fort Worth, Texas 76109 (telephone: (817) 731-0101). Certain financial and other information relating to Overton and its business is set forth under "Summary--Selected Financial Data of Overton (Historical)," "The Companies-- Overton," "Management's Discussion and Analysis of Financial Condition and Results of Operations of Overton."

SPECIAL MEETING; RECORD DATE

  The Special Meeting will be held at 4:00 p.m. on May 20, 1998 at Overton, 4200 South Hulen Street, Fort Worth, Texas. At the Special Meeting, Overton Shareholders will consider and vote upon a proposal to approve the Merger Agreement and the consummation of the transactions contemplated therein. The Overton Board has fixed the close of business on April 3, 1998, as the record date for determining the Overton Shareholders entitled to receive notice of and to vote at the Special Meeting (the "Record Date"). As of the Record Date, there were 1,136,671 shares of Overton Common Stock issued, of which 1,136,270 shares were issued and outstanding and entitled to be voted at the Special Meeting. For additional information with respect to the Special Meeting, including the Record Date and vote required for approval, see "General Information."

THE MERGER

  General. The Merger Agreement provides that Overton will merge with and into Cullen/Frost, which will be the surviving corporation of the Merger and which will be governed by the laws of the State of Texas. If the Merger Agreement is approved at the Special Meeting, all required governmental and other consents and approvals are obtained (including the approval of the Board of Governors of the Federal Reserve System (the "Federal Reserve")) and all of the other conditions to the obligations of the parties to consummate the Merger are either satisfied or waived (as permitted), the Merger will be consummated. A copy of the Merger Agreement is set forth in Appendix A to this Proxy Statement/Prospectus. See "The Merger."

  Exchange Ratio. At the time of the Merger, each outstanding share of Overton Common Stock (excluding Dissenting Shares and certain shares held by Overton) will be converted into and exchanged for 3.71 shares of Cullen/Frost Common Stock. No fractional shares of Cullen/Frost Common Stock will be issued. Cash (without interest) will be paid in lieu of any fractional share interest to which any Overton shareholder would be entitled upon consummation of the Merger, based on the last sale price of the Cullen/Frost Common Stock as reported by the NYSE Composite Tape (as reported by The Wall Street Journal or, if not reported thereby, any other authoritative source) for the trading day immediately preceding the Effective Date (as hereinafter defined).

  Action Required. Approval of the Merger Agreement and consummation of the transactions contemplated therein requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of Overton Common Stock.

  863,585 shares (or approximately 76% of the outstanding shares) of Overton Common Stock are subject to the terms of the Shareholders Agreement. The Shareholders Agreement provides that a written poll of holders of such shares is to be taken in connection with matters requiring approval of holders of Overton Common Stock including the proposal to approve the Merger Agreement. If holders of at least 65% of the shares of Overton Common Stock (or 561,330 shares) subject to the Shareholders Agreement respond to the written poll and, of those shares for which responses are received, at least 60% respond in favor of the Merger Agreement, all of the shares subject to the Shareholders Agreement will be voted by the Chairman of Overton or his designee (as proxy designated in the Shareholders Agreement) in favor of the Merger Agreement. Only Poll and Consent forms returned by certified mail, return receipt requested and post-marked on or prior to May 6, 1998 will be counted in connection with the poll.

  The Shareholders Agreement contains restrictions on transfer and provisions relating to collective voting of shares of Overton Common Stock subject to the Shareholders Agreement. Shares of Cullen/Frost Common Stock received by parties to the Shareholders Agreement in the Merger would continue to be subject to the provisions of the Shareholders Agreement. As the stated purpose and intent of the Shareholders Agreement cannot be carried out subsequent to consummation of the Merger, the parties to the Shareholders Agreement are being asked to consent to the termination of the Shareholders Agreement. The consent of holders representing at least 80% of the shares of Overton Common Stock (or 690,868 shares) subject to the Shareholders Agreement is required to terminate the Shareholders Agreement. Termination of the Shareholders Agreement is a condition precedent to the Merger.

  As of the Record Date, the directors and executive officers of Overton and their affiliates controlled 515,172 shares (or approximately 45.3% of the outstanding shares) of Overton Common Stock entitled to vote at the

Special Meeting. All of the directors holding shares of Overton Common Stock have signed agreements (the "Directors Agreements") with Cullen/Frost agreeing to vote for the Merger Agreement and to consent to the termination of the Shareholders Agreement. 54.3% of the shares of Overton Common Stock subject to the Shareholders Agreement are subject to Directors Agreements. See "General Information--Action Required" and "The Merger--Termination of the Shareholders Agreement."

  As of the Record Date, Cullen/Frost held no shares of Overton Common Stock and directors and executive officers of Cullen/Frost and their affiliates held no shares of Overton Common Stock. See "General Information--Vote Required" and "The Merger--Interests of Certain Persons in the Merger."

  The Merger Agreement and the consummation of the transactions contemplated therein will not require the approval of the holders of Cullen/Frost Common Stock under either the Texas Business Corporation Act (the "TBCA") or the rules of the NYSE. See "General Information--Vote Required."

  Recommendation of the Overton Board of Directors. The Overton Board believes that the Merger is in the best interests of Overton and Overton Shareholders and has unanimously approved the Merger Agreement and the consummation of the transactions contemplated therein. In deciding to adopt the Merger Agreement and approve the transactions contemplated therein, the Overton Board considered a number of factors, including the financial condition, results of operations, and future prospects of Overton and Cullen/Frost. See "The Merger--Background of the Merger," "--Reasons of Overton for the Merger" and "--Interests of Certain Persons in the Merger."

  THE OVERTON BOARD UNANIMOUSLY RECOMMENDS THAT OVERTON SHAREHOLDERS VOTE "FOR" APPROVAL OF THE MERGER AGREEMENT.

  Opinion of Financial Adviser. Keefe, Bruyette & Woods, Inc. ("KBW") has served as financial adviser to Overton in connection with the Merger and has rendered an opinion to the Overton Board that the Exchange Ratio of 3.71 shares of Cullen/Frost Common Stock for each share of Overton Common Stock is fair, from a financial point of view, to Overton shareholders. For additional information concerning KBW and its opinion, see "The Merger--Opinion of Overton's Financial Adviser" and the opinion of KBW attached as Appendix B to this Proxy Statement/Prospectus.

  Effective Time. If the Merger is approved by the requisite vote of the Overton Shareholders, the Shareholders Agreement is terminated by the requisite consent of parties to the Shareholders Agreement, all required governmental and other consents and approvals are obtained (including the approval of the Federal Reserve) and the other conditions to the obligations of the parties to consummate the Merger are either satisfied or waived (as permitted), the Merger will be consummated and will become effective on the date (the "Effective Date") and at the time (the "Effective Time") set forth in the articles of merger reflecting the Merger filed with the office of the Secretary of State of Texas and in the certificate of merger issued by the Secretary of State of Texas. Unless otherwise agreed by Overton and Cullen/Frost, and subject to certain conditions to the obligations of the parties to effect the Merger (the "Merger Conditions"), the parties have agreed to cause the Effective Date to occur on the fifth business day after the last of the Merger Conditions has been satisfied or waived. Cullen/ Frost and Overton each has the right, acting unilaterally, to terminate the Merger Agreement should the Merger not be consummated by July 31, 1998. See "The Merger--Effective Time" and "-- Amendment, Waiver and Termination."

  Delivery of Cullen/Frost Certificates. Promptly after the Effective Time, Cullen/Frost will send or will cause to be sent transmittal materials to each record holder of shares of Overton Common Stock outstanding at the Effective Time for use in exchanging their certificates for certificates representing shares of Cullen/Frost Common Stock. See "The Merger--Distribution of Cullen/Frost Certificates."

  Certain Federal Income Tax Consequences. The Merger is intended to be a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). Generally, no gain or loss will be recognized for United States federal income tax purposes by Overton shareholders as a result of the Merger except with respect to any cash received in lieu of fractional share interests. A condition to consummation of the Merger is the receipt by each of Cullen/Frost and Overton of an opinion from their respective legal counsel as to the qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code.

  All shareholders should carefully read the discussion of the material United States federal income tax consequences of the proposed Merger under "The Merger--Certain Federal Income Tax Consequences" and are urged to consult with their own tax advisers as to the United States federal, state and local and foreign tax consequences in their particular circumstances.

  Management After the Merger. Cullen/Frost will be the surviving corporation resulting from the Merger. The directors and officers of Cullen/Frost immediately after the Merger will be the directors and officers of Cullen/Frost immediately prior to the Effective Time, until such time as their successors shall have been duly elected and qualified. David Tapp, Chief Executive Officer of Overton, will become Regional President--Frost Bank N.A.--Fort Worth/Dallas Region. Cass O. Edwards, II, Chairman of the Overton Board, and R. Denny Alexander, Vice Chairman of the Overton Board and Chairman of the Board of Directors of Overton Bank and Trust, have been invited to serve as directors of Cullen/Frost following the Merger. See "The Merger--Management and Operations After the Merger."

  Interests of Certain Persons in the Merger. Certain members of Overton's management and Board of Directors have interests in the Merger in addition to their interests as shareholders of Overton generally. Those interests relate to, among other things, the effect of the Merger on outstanding options with respect to Overton Common Stock and a provision in the Merger Agreement regarding indemnification.

  Cullen/Frost has generally agreed to indemnify, after the Effective Time, the present officers and directors of Overton and its subsidiaries against certain liabilities arising prior to the effective time of the Merger. Cullen/Frost has also agreed to provide directors' and officers' liability insurance for the present and former officers and directors of Overton for a period of three years following the Effective Time.

  Conditions to Consummation. Consummation of the Merger is subject to various conditions, including, among other matters: (i) approval of the Merger Agreement by the Overton Shareholders; (ii) consent by the requisite number of shares of Overton Common Stock subject to the Shareholders Agreement to the termination of the Shareholders Agreement, such termination to occur contemporaneously with the closing of the Merger (the "Closing"); (iii) receipt of the approval of the Federal Reserve; and (iv) satisfaction of certain other usual conditions, including the receipt of the tax opinions discussed above. Under the terms of the Merger Agreement, the conditions to the Merger may generally be waived by Cullen/Frost or Overton, as applicable. See "The Merger--Conditions to Consummation" and "--Amendment, Waiver and Termination."

  Regulatory Approvals. The Merger is subject to the prior approval of the Federal Reserve. An application for approval of the Merger has been filed with the Federal Reserve. There can be no assurance that the approval of the Federal Reserve will be obtained or as to the timing or conditions of such approval. See "The Merger--Regulatory Approvals."

  Termination. The Merger Agreement may be terminated, and the Merger abandoned, at any time prior to the Effective Time by mutual action of the Boards of Directors of both Overton and Cullen/Frost, or by action of the Board of Directors of either company under certain circumstances, including if the Merger is not consummated by July 31, 1998, unless the failure to consummate by such time is due to the knowing action or inaction of the party seeking to terminate. The Overton Board may terminate the Merger Agreement if the average of the closing prices of Cullen/Frost Common Stock (as reported in The Wall Street Journal) for the ten trading days preceding satisfaction of the conditions to closing ("Cullen/Frost Average Stock Price") is less than $46.55. If the Overton Board elects to terminate the Merger Agreement in such a case, Cullen/Frost, upon receipt of a notice from Overton that it intends to terminate the Merger Agreement, may avoid such a termination by increasing the Exchange Ratio so that the number of shares of Cullen/Frost Common Stock received by Overton's shareholders for each share of Overton Common Stock would equal (i) $46.55 times the Exchange Ratio, divided by (ii) the Cullen/Frost Average Stock Price. In such a case, the Merger Agreement would not terminate. See "The Merger--Amendment, Waiver and Termination."

  Accounting Treatment. It is anticipated that the Merger will be accounted for as a "pooling of interests" for financial reporting purposes if closed and consummated in accordance with the terms of the Merger Agreement. Consummation of the Merger is conditioned upon the receipt by Cullen/Frost and Overton of letters from their respective independent auditors concurring with the conclusions by Cullen/Frost and Overton that the Merger will be accounted for in such a manner. See "The Merger--Accounting Treatment."

  Dissenters' Rights. Shares of Overton Common Stock which are issued and outstanding immediately prior to the Effective Time and which are held by Overton Shareholders who have properly complied with the applicable dissenters rights provisions of Articles 5.11, 5.12 and 5.13 of the TBCA with respect to such shares (the "Dissenting Shares") will not remain outstanding, but will instead be entitled to all applicable dissenters' rights as are prescribed by the TBCA. If such holder shall have failed to perfect or shall have effectively withdrawn or lost such dissenters' rights, such holder's shares of Overton Common Stock shall thereupon become and be converted into the Merger consideration as provided for in the Merger Agreement. Articles 5.11, 5.12 and
5.13 of the TBCA are attached as Appendix C to this Proxy Statement/Prospectus.

  Resale of Cullen/Frost Common Stock. The Cullen/Frost Common Stock issuable in connection with the Merger will be freely transferable by the holders of such shares, except for those holders who may be deemed to be "affiliates" (generally directors, certain executive officers, and 10% or more shareholders) of Overton or Cullen/Frost under applicable federal securities laws. See "The Merger--Resales of Cullen/Frost Common Stock."

MARKET FOR COMMON STOCK AND RELATED SHAREHOLDER MATTERS

  Cullen/Frost Common Stock is traded on the NYSE. The following table sets forth the last sale price of Cullen/Frost Common Stock and the equivalent price per share (as explained below) of Overton Common Stock at the close of business on February 13, 1998, the last trading day immediately preceding public announcement of the Merger, and March 31, 1998, the last practicable date prior to the mailing of this Proxy Statement/Prospectus:

                             MARKET PRICE PER SHARE

                                                       CULLEN/FROST  EQUIVALENT
                                                       COMMON STOCK PER SHARE(1)
                                                       ------------ ------------
   February 13, 1998..................................   $58.1875    $215.8756
   March 31, 1998.....................................    59.0625     219.1219

--------
(1) The equivalent per share price of Overton Common Stock at the specified dates represents the last sale price of a share of Cullen/Frost Common Stock on such date multiplied by the Exchange Ratio of 3.71.

  OVERTON SHAREHOLDERS ARE ADVISED TO OBTAIN CURRENT MARKET QUOTATIONS FOR CULLEN/FROST COMMON STOCK. NO ASSURANCE CAN BE GIVEN AS TO THE MARKET PRICE OF CULLEN/FROST COMMON STOCK AT OR AFTER THE EFFECTIVE TIME. See "The Companies-- Cullen/Frost Common Stock Prices and Dividends."

  Overton Common Stock is not publicly traded.

COMPARISON OF CERTAIN UNAUDITED PER SHARE DATA

  The following summary presents selected comparative unaudited per share data for Cullen/Frost and Overton on a historical basis, on a pro forma combined basis, and with respect to Overton, on an equivalent pro forma combined basis, assuming the Merger had been effective as of the balance sheet date or the beginning of the periods presented. It is anticipated that the Merger will be accounted for as a "pooling-of-interests," if it is closed and consummated in accordance with the terms of the Merger Agreement. Pro forma data is derived accordingly. The information shown below should be read in conjunction with the historical financial data and statements of Cullen/Frost and Overton included or incorporated by reference herein, including the respective notes thereto. See "Available Information," "Incorporation of Certain Information by Reference," "--Selected Financial Data of Cullen/Frost (Historical)," "-- Selected Financial Data of Overton (Historical)" and "The Merger--Accounting Treatment."

  The per share data set forth herein are presented for comparative purposes only and are not necessarily indicative of the future combined financial position, the results of the future operations or the actual results or combined financial position of Cullen/Frost that would have been achieved had the Merger been consummated as of the dates or for the periods indicated. While no assurance can be given, Cullen/Frost expects that it will achieve certain benefits from the Merger, including operating cost savings and revenue enhancements. See "--Selected Pro Forma Financial Data of Cullen/Frost and Overton Combined." However, the pro forma comparative unaudited net income per share data do not reflect any direct costs, potential savings or revenue enhancements that are expected to result from the consolidation of operations of Overton and Cullen/Frost, and therefore, do not purport to be indicative of the results of future operations of Cullen/Frost.

                                                      YEARS ENDED DECEMBER 31,
                                                     --------------------------
                                                       1997     1996     1995
                                                     -------- -------- --------
CULLEN/FROST:
Net Income Per Basic Common Share
  Historical........................................ $   2.84 $   2.45 $   2.07
  Pro forma combined(1).............................     2.75     2.37     2.01
Net Income Per Diluted Common Share
  Historical........................................     2.75     2.40     2.04
  Pro forma combined(1).............................     2.67     2.32     1.98
Dividends per Common Share(2)
  Historical........................................     0.96     0.81     0.57
  Pro forma combined................................     0.96     0.81     0.57
Book Value Per Common Share
  Historical........................................    18.34    16.86    15.24
  Pro forma combined(1).............................    17.06    15.67    14.08
                                                      YEARS ENDED DECEMBER 31,
                                                     --------------------------
                                                       1997     1996     1995
                                                     -------- -------- --------
OVERTON:
Net Income Per Basic Common Share
  Historical........................................ $   8.52 $   7.11 $   6.26
  Equivalent Overton pro forma combined(3)..........    10.20     8.79     7.46
Net Income Per Diluted Common Share
  Historical........................................     8.34     7.02     6.19
  Equivalent Overton pro forma combined(3)..........     9.91     8.61     7.35
Dividends Per Common Share
  Historical........................................     0.70     0.60     0.30
  Equivalent Overton pro forma combined(3)..........     3.56     3.01     2.11
Book Value Per Common Share
  Historical........................................    48.82    41.22    35.70
  Equivalent Overton pro forma combined(3)..........    63.29    58.14    52.24

--------
(1) The effect of estimated merger and restructuring costs expected to be incurred in connection with the Merger has been reflected in the December 31, 1997, 1996 and 1995 Cullen/Frost and Overton Unaudited Pro Forma Combined Book Value per Common Share; however, since the estimated costs are non-recurring, they have not been reflected in the Cullen/Frost and Overton Unaudited Pro Forma Combined Net Income Per Basic and Diluted Common Share.
(2) Pro forma dividends per share represent historical dividends paid by Cullen/Frost.
(3) Equivalent Overton pro forma combined amounts are computed by multiplying the Cullen/Frost pro forma combined amounts by the Exchange Ratio of 3.71.

SELECTED FINANCIAL DATA OF CULLEN/FROST (HISTORICAL)

  The following table sets forth selected historical financial data of Cullen/Frost and has been derived from its financial statements. Such selected historical financial data should be read in conjunction with Cullen/Frost's audited consolidated financial statements, including the respective notes thereto, which are incorporated herein by reference. See "Incorporation of Certain Information by Reference."

                                      FOR THE YEARS ENDED DECEMBER 31,
                         ---------------------------------------------------------------
                            1997         1996         1995         1994         1993
                         -----------  -----------  -----------  -----------  -----------
                           (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
SUMMARY OF OPERATIONS
  Interest Income....... $   324,715  $   290,513  $   256,093  $   205,509  $   189,619
  Interest Expense......     127,471      111,431      103,838       69,162       61,793
  Provision (Credit) for
   Possible Loan
   Losses...............       7,900        7,300        6,272          --        (6,085)
  Non-Interest Income...     109,332       94,535       87,743       76,815       76,229
  Non-Interest Expense..     199,956      180,580      162,449      155,562      172,078
  Net Income............      63,485       54,978       46,279       37,423       47,236
PER SHARE AMOUNTS
  Net Income, Basic..... $      2.84  $      2.45  $      2.07  $      1.69  $      2.16
  Net Income, Diluted...        2.75         2.40         2.04         1.67         2.12
  Weighted Average
   Shares Outstanding,
   Basic................  22,368,744   22,443,915   22,308,718   22,118,794   21,843,770
  Weighted Average
   Shares Outstanding,
   Diluted..............  23,065,252   22,905,742   22,675,648   22,445,822   23,301,576
  Dividends............. $      0.96  $      0.81  $      0.57  $      0.34  $      0.08
BALANCE SHEET (PERIOD
 END)
  Total Assets.......... $ 5,230,588  $ 4,888,384  $ 4,200,211  $ 3,793,720  $ 3,639,047
  Interest Earning
   Assets...............   4,325,040    3,782,742    3,454,634    3,245,158    3,110,077
  Loans.................   2,643,522    2,253,468    1,817,453    1,483,554    1,257,759
  Deposits..............   4,483,911    4,242,594    3,645,733    3,087,962    3,149,428
  Shareholders' Equity..     408,405      378,943      341,464      295,437      273,533
RATIOS
  Return on Average
   Assets...............        1.28%        1.22%        1.17%        1.02%        1.34%
  Return on Average
   Equity...............       16.06        15.32        14.32        13.04        19.00
  Dividend Payout
   Ratio................       33.81        32.87        27.94        20.12         3.54
  Average Equity to
   Average Assets
   Ratio................        7.99         7.98         8.20         7.85         7.08

SELECTED FINANCIAL DATA OF OVERTON (HISTORICAL)

  The following table sets forth selected historical financial data of Overton and has been derived from its financial statements. Such selected historical financial data should be read in conjunction with Overton's audited consolidated financial statements, including the respective notes thereto, which are included herein.

                                    FOR THE YEARS ENDED DECEMBER 31,
                         ----------------------------------------------------------
                            1997        1996        1995        1994        1993
                         ----------  ----------  ----------  ----------  ----------
                                  (DOLLARS IN THOUSANDS, EXCEPT SHARE
                                          AND PER SHARE DATA)
SUMMARY OF OPERATIONS
  Interest Income....... $   59,756  $   49,524  $   41,549  $   29,525  $   26,682
  Interest Expense......     21,569      16,615      13,033       8,336       8,376
  Provision for Credit
   Losses...............      1,274       1,194       1,332         473         234
  Non-Interest Income...     12,001       9,620       8,130       6,008       5,636
  Non-Interest Expense..     35,112      29,725      24,990      20,445      15,789
  Net Income............      9,483       7,960       7,108       4,356       5,396
PER SHARE AMOUNTS
  Net Income, Basic..... $     8.52  $     7.11  $     6.26  $     3.84  $     4.77
  Net Income, Diluted...       8.34        7.02        6.19        3.81        4.76
  Weighted Average
   Shares
   Outstanding, Basic...  1,113,241   1,119,954   1,135,510   1,135,126   1,132,215
  Weighted Average
   Shares
   Outstanding, Diluted.. 1,136,793   1,133,930   1,147,651   1,142,328   1,133,869
  Dividends............. $     0.70  $     0.60  $     0.30  $     0.20  $     0.10
BALANCE SHEET (PERIOD
 END)
  Total Assets.......... $  862,879  $  757,155  $  606,443  $  491,413  $  433,716
  Interest Earning
   Assets...............    753,923     656,501     525,755     427,648     386,277
  Loans.................    474,023     420,647     317,257     254,011     178,683
  Deposits..............    731,988     645,826     517,505     418,033     376,990
  Shareholders' Equity..     54,525      45,843      40,539      31,132      28,061
RATIOS
  Return on Average
   Assets...............       1.17%       1.17%       1.29%       0.94%       1.20%
  Return on Average
   Equity...............      18.90       18.44       19.83       14.72       21.20
  Dividend Payout
   Ratio................       9.59        9.97        9.59        7.82        4.20
  Average Equity to
   Average
   Assets Ratio.........       6.20        6.33        6.53        6.40        5.73

     SELECTED PRO FORMA FINANCIAL DATA OF CULLEN/FROST AND OVERTON COMBINED
                                  (UNAUDITED)

                                                      PRO FORMA
                                          FOR THE YEARS ENDED DECEMBER 31,
                                         -------------------------------------
                                            1997         1996         1995
                                         -----------  -----------  -----------
                                         (DOLLARS IN THOUSANDS, EXCEPT SHARE
                                                 AND PER SHARE DATA)
SUMMARY OF OPERATIONS
  Interest Income....................... $   384,396  $   339,981  $   297,636
  Interest Expense......................     148,965      127,990      116,865
  Provision for Possible Loan Losses....       9,174        8,494        7,605
  Non-Interest Income...................     121,144      103,979       95,201
  Non-Interest Expense..................     234,879      210,129      186,767
  Net Income............................      72,968       62,938       53,387
PER SHARE AMOUNTS
  Net Income, Basic..................... $      2.75  $      2.37  $      2.01
  Net Income, Diluted...................        2.67         2.32         1.98
  Weighted Average Shares Outstanding,
   Basic................................  26,498,868   26,598,944   26,521,460
  Weighted Average Shares Outstanding,
   Diluted..............................  27,282,754   27,112,622   26,933,433
  Dividends(1).......................... $      0.96  $      0.81  $      0.57
BALANCE SHEET (PERIOD END)
  Total Assets.......................... $ 6,089,822  $ 5,636,562  $ 4,805,836
  Interest Earning Assets...............   5,078,306    4,438,443    3,987,689
  Loans, net............................   3,068,814    2,630,493    2,098,185
  Deposits..............................   5,208,357    4,875,546    4,158,523
  Shareholders' Equity..................     456,352      418,351      374,767
RATIOS
  Return on Average Assets..............        1.27%        1.22%        1.19%
  Return on Average Equity..............       16.62        15.93        15.17
  Average Equity to Average Assets
   Ratio................................        7.63         7.64         7.83

--------

(1) Pro forma dividends per share represent historical dividends paid by Cullen/Frost.

                                 THE COMPANIES

CULLEN/FROST

  General. Cullen/Frost is a Texas corporation and a registered bank holding company within the meaning of the BHC Act. Cullen/Frost's principal assets consist of the capital stock of two national banks. The larger of the banks is Frost Bank that was chartered as a national banking association in 1899.

  Currently, Cullen/Frost has 60 offices across Texas with 19 locations in San Antonio, 20 in the Houston-Galveston area, five in Austin, 10 in the Corpus Christi area, three in San Marcos, two in McAllen and one in New Braunfels. For the year ended December 31, 1997, Cullen/Frost reported net income of $63.5 million, or $2.75 per diluted share, as compared to net income of $55.0 million, or $2.40 per diluted share, for the year ended December 31, 1996. At December 31, 1997, Cullen/Frost had total assets, deposits and shareholders' equity of $5.2 billion, $4.5 billion and $408 million, respectively, as compared to $4.9 billion, $4.2 billion and $379 million, respectively, at December 31, 1996.

  Cullen/Frost's principal executive offices are located at 100 West Houston Street, San Antonio, Texas 78205 (telephone:(210) 220-4011). Certain financial and other information relating to Cullen/Frost and its business is set forth under "Summary Selected Financial Data of Cullen/Frost (Historical)."

  Cullen/Frost's Common Stock Price and Dividends. Cullen/Frost Common Stock is traded on the NYSE under the symbol "CFR." The following table sets forth, for the indicated periods, the high and low closing sales prices for Cullen/Frost Common Stock as reported by the NYSE, and the cash dividends declared per share of Cullen/Frost Common Stock for the indicated periods.

  Cullen/Frost Common Stock began trading on the NYSE on August 14, 1997 under the symbol "CFR." Prior to that date Cullen/Frost Common Stock traded on The NASDAQ Stock Market under the symbol "CFBI". The following table sets forth, for the indicated periods, the high and low closing sale prices for Cullen/Frost Common Stock as reported by the NYSE (for periods after August 14, 1997) and through the NASDAQ National Market System (for all other periods) and the cash dividends declared per share of Cullen/Frost Common Stock for the indicated periods.

                                     CLOSING SALES
                                       PRICE (1)               QUARTERLY CASH
                                     ------------------      DIVIDENDS DECLARED,
           FISCAL QUARTER             HIGH        LOW           PER SHARE (1)
           --------------            -------     ------      -------------------
1995:
First............................... $  18 5/16  $  14 15/16        $ .11
Second..............................    20 1/4      17 13/16          .11
Third...............................    23 3/4      20 5/8           .175
Fourth..............................    25 11/16    23 5/16          .175
1996:
First...............................    26 1/8      23 1/2           .175
Second..............................    27 3/4      23 7/8            .21
Third...............................    30 7/8      25 7/8            .21
Fourth..............................    35 1/2      29 1/2            .21
1997:
First...............................    38 1/8       33               .21
Second..............................     43        33 3/4             .25
Third...............................    47 13/16     41               .25
Fourth..............................    62 3/16     47 5/8            .25
1998:
First...............................    60 13/16     52               .25

--------
(1) Adjusted to reflect the two-for-one stock split in June 1996.

  On February 13, 1998, the last trading day before public announcement of the Merger, the closing price per share of Cullen/Frost Common Stock on the NYSE was $58.175. Past price performance is not necessarily indicative of likely future price performance. Overton Shareholders are urged to obtain current market quotations for shares of Cullen/Frost Common Stock.

  The holders of Cullen/Frost Common Stock are entitled to receive dividends when and if declared by the Cullen/Frost Board out of funds legally available for distribution as dividends. Although Cullen/Frost currently intends to continue paying quarterly cash dividends on the Cullen/Frost Common Stock, there can be no assurance that Cullen/Frost's dividend policy will remain unchanged after completion of the Merger. The declaration and payment of dividends thereafter will depend upon business conditions, operating results, capital and reserve requirements, and the Cullen/Frost Board's consideration of other relevant factors.

OVERTON

  Overton is a Texas corporation, incorporated on July 2, 1981 for the purpose of becoming the holding company of Overton Park National Bank, the predecessor of Overton Bank and Trust. As a bank holding company under the BHC Act, Overton is regulated by the Federal Reserve.

  Overton Bank and Trust is a national bank established in 1978. During 1993, First National Bank of Mansfield became a branch of Overton Bank and Trust. First National Bank of Mansfield was established as an independent bank in 1982, and became a subsidiary bank of Overton during 1985. Overton Bank and Trust is the largest independent commercial bank headquartered in Fort Worth, Texas, operating 14 full-service banking facilities in Tarrant and Dallas counties, Texas. Overton Bank and Trust provides retail and commercial loan and deposit products, and offers trust, mortgage, corporate cash management, investment and management information services ("MIS") services. As of December 31, 1997, Overton Bank and Trust had assets of approximately $862.9 million, total deposits of approximately $732.0 million, net loans of approximately $468.0 million and shareholders' equity of approximately $54.5 million. Overton Bank and Trust's executive offices are located at 4200 South Hulen Street, Fort Worth, Texas 76109 (telephone: (817) 731-0101).

  Overton Bank and Trust's deposit accounts are insured to the maximum amount permitted by the FDIC. Overton Bank and Trust is subject to regulation, examination and supervision by the Office of the Comptroller of the Currency (the "OCC") and the Federal Deposit Insurance Corporation (the "FDIC"). See "The Merger--Regulatory Matters." Overton Bank and Trust is primarily engaged in the business of attracting deposits from the general public, originating real estate loans and commercial and industrial credits and providing trust, mortgage, corporate cash management, investment and MIS services. Overton Bank and Trust's focus is on the highest quality of personal service and the importance of every customer's need. Overton Bank and Trust offers comprehensive banking services for commercial and individual customers including a full line of checking, savings and money market accounts as well as commercial and real estate lending, personal and student loans. Overton Bank and Trust also offers trust services which include a full line of personal trust services such as investment management trustee, executor, testamentary trustee, court related trusts, agent and guardian. Overton Bank and Trust's trust services also include retirement plans, custody services, and charitable planning. Overton Bank and Trust's mortgage lending services include various fixed rate conventional and jumbo loans, FHA/VA insured mortgage program, adjustable rate mortgages, first time home buyer programs, construction to permanent financing, and an affordable loan program. Corporate cash management products and services include automated clearing house, cash concentration, wholesale lock box, commercial vault services and collection items services. Other products/services include account analysis, account reconciliation, balance reporting and investment/loan sweep services, controlled disbursement, direct payroll deposit, wire transfer, and zero balance accounts. Overton Bank and Trust's investment department offers customers the ability to purchase taxable and tax exempt securities, mutual funds, annuities, and also offers discount brokerage services. The information systems department processes cash letters and offers complete data processing services for several banks outside the Overton organization.

  Overton is subject to essentially the same regulatory framework as Cullen/Frost.

OVERTON COMMON STOCK

  Overton Common Stock is not publicly traded. On April 25, 1996, Overton offered to repurchase up to 100,000 shares of its common stock at a price of $40.00 per share. As a result of this offering and by the expiration date of May 24, 1996, 27,333 shares were tendered and repurchased. The following table sets forth the cash dividends declared per share of Overton Common Stock for the indicated periods.

                                                                CASH DIVIDENDS
   FISCAL QUARTER                                             DECLARED PER SHARE
   --------------                                             ------------------
   1996:
   First.....................................................       $ .60
   Second....................................................        0.00
   Third.....................................................        0.00
   Fourth....................................................        0.00
   1997:
   First.....................................................       $ .70
   Second....................................................        0.00
   Third.....................................................        0.00
   Fourth....................................................        0.00
   1998:
   First.....................................................       $ .80

  As of December 31, 1997, there were 434 shareholders of record of Overton Common Stock. Certain of these shareholders are parties to the Shareholders Agreement pursuant to which, upon receipt of a bona fide offer to purchase shares subject to the Shareholders Agreement, a party to the Shareholders Agreement must first offer its shares to the other parties on a pro rata basis.

                              GENERAL INFORMATION

SPECIAL MEETING

  This Proxy Statement/Prospectus is being furnished to the shareholders of Overton in connection with the solicitation of proxies by the Overton Board for use at the Special Meeting. The Special Meeting will be held at Overton, 4200 South Hulen Street, Fort Worth, Texas, to consider and vote upon a proposal to approve the Merger Agreement.

  This Proxy Statement/Prospectus is also being furnished by Cullen/Frost to Overton shareholders as a prospectus in connection with the issuance by Cullen/Frost of shares of Cullen/Frost Common Stock upon consummation of the Merger.

RECORD DATE, SOLICITATION, PROXIES AND POLL AND CONSENT

  The Overton Board has fixed the close of business on April 3, 1998, as the Record Date for determining the Overton shareholders entitled to receive notice of and to vote at the Special Meeting. Only Overton Shareholders of record as of the Record Date are entitled to notice of and to vote at the Special Meeting. As of the Record Date, 1,136,671 shares of Overton Common Stock were issued, of which 1,136,270 shares were issued and outstanding and held by 440 record holders. Overton Shareholders are entitled to one vote on each matter considered and voted on at the Special Meeting for each share of Overton Common Stock held of record at the close of business on the Record Date. The presence, in person or by properly executed proxy, of the holders of a majority of the shares of Overton Common Stock entitled to vote at the Special Meeting is necessary to constitute a quorum at the Special Meeting. For purposes of determining the presence of a quorum, abstentions will be counted as shares present but shares requested by a proxy from a broker or nominee indicating that such person has not received instructions from the beneficial owner or other person entitled to vote shares ("broker non-votes") will not be counted as shares present. Neither abstentions nor broker non-votes will be counted as votes cast for purposes of determining whether a proposal has received sufficient votes for approval.

  Proxies are being solicited by the Overton Board from Overton shareholders who are not parties to the Shareholders Agreement. Shares of Overton Common Stock represented by properly executed proxies and which have not been revoked, will be voted in accordance with the instructions indicated on the proxies. If no instructions are indicated, such proxies will be voted "FOR" approval of the Merger Agreement and consummation of the transactions contemplated therein, and in the discretion of the individuals named as proxies as to any other matter that may come before the Special Meeting including, among other things, a motion to adjourn or postpone the Special Meeting to another time and/or place, for the purpose of soliciting additional proxies or otherwise; provided, however, that no proxy which is voted against the proposal to approve the Merger Agreement will be voted in favor of any such adjournment or postponement.

  An Overton Shareholder who has given a proxy may revoke it at any time prior to its exercise at the Special Meeting by (i) giving written notice of revocation to the Secretary of Overton, (ii) properly submitting to Overton a duly executed proxy bearing a later date, or (iii) voting in person at the Special Meeting. All written notices of revocation and other communications with respect to revocation of proxies should be addressed to Overton as follows: 4200 South Hulen Street, Fort Worth, Texas 76109, Attention: Lou Wooten. A proxy appointment will not be revoked by death or supervening incapacity of the Overton Shareholder executing the proxy unless, before the shares are voted, notice of such death or incapacity is filed with Overton's Secretary or other person responsible for tabulating votes on behalf of Overton.

  In accordance with the terms of the Shareholders Agreement, the Chairman of the Overton Board is conducting a written poll of Overton Shareholders who are parties to the Shareholder Agreement. Such shareholders are being asked to indicate their approval of or opposition to the proposal to approve the Merger Agreement, which proposal is to be considered at the Special Meeting. If holders of at least 65% of the shares of Overton Common Stock (or 561,330 shares) subject to the Shareholders Agreement respond to the poll and, of those shares for which responses are received, at least 60% respond in favor of the Merger Agreement, the Chairman of the Overton Board or his designee will vote all of the shares subject to the Shareholders Agreement in favor of the Merger Agreement and shall have the discretion to vote upon such other business as may properly come before the Special Meeting. Only Poll and Consent forms returned by certified mail, return receipt requested and post-marked on or prior to May 6, 1998 will be counted in connection with the poll.

  In addition, Overton Shareholders subject to the Shareholders Agreement are being asked to consent to the termination of the Shareholders Agreement. The consent of Overton Shareholders representing at least 80% of the shares of Overton Common Stock (or 690,868 shares) subject to the Shareholders Agreement is required to terminate the Shareholders Agreement. See "The Merger-- Termination of the Shareholders Agreement."

  In the event that a Overton Shareholder subject to the Shareholders Agreement returns an executed Poll and Consent in the form of the Poll and Consent delivered to such Overton Shareholder together with this Proxy Statement/Prospectus, but fails to mark support for or opposition to the Merger Agreement or fails to mark a choice with respect to the termination of the Shareholders Agreement, such Overton Shareholder will be deemed to have responded in favor of the Merger Agreement and will be deemed to have consented to the termination of the Shareholders Agreement. Once executed and returned in accordance with the instructions on the Poll and Consent, such Poll and Consent may not be revoked. Failure to return an executed Poll and Consent is equivalent to a vote against the Merger.

  The expense of soliciting proxies for the Special Meeting will be paid for by Overton. In addition to the solicitation of Overton Shareholders of record by mail, telephone or personal contact, Overton will be contacting brokers, dealers, banks and voting trustees or their nominees who can be identified as record holders of Overton Common Stock. Such holders, after inquiry by Overton, will provide information concerning quantity of proxy and other materials needed to supply such materials to beneficial owners, and Overton will reimburse them for the expense of mailing the proxy materials to such persons. Solicitations of the Poll and Consents will be conducted by certain directors and officers of Overton who will not be compensated therefor.

ACTION REQUIRED

  Approval of the Merger Agreement and consummation of the transactions contemplated therein requires the affirmative vote of the Overton Shareholders of at least two-thirds of the outstanding shares of Overton Common Stock. The Merger Agreement and the consummation of the transactions contemplated therein will not require the approval of the holders of Cullen/Frost Common Stock under the TBCA or the rules of the NYSE.

  863,585 shares (or approximately 76% of the outstanding shares) of Overton Common Stock are subject to the terms of the Shareholders Agreement. If Overton Shareholders of at least 65% of the shares of Overton Common Stock (or 561,330 shares) subject to the Shareholders Agreement respond to the written poll being conducted by the Chairman/Delegate under the Shareholders Agreement and, of those shares for which responses are received, at least 60% respond in favor of the Merger Agreement, all of the shares of Overton Common Stock subject to the Shareholders Agreement will be voted in favor of the Merger Agreement.

  Shareholders are also being asked to consent to the termination of the Shareholders Agreement. The consent of Overton Shareholders representing at least 80% of the shares of Overton Common Stock (or 690,868 shares) subject to the Shareholders Agreement is required to terminate the Shareholders Agreement. See "The Merger--Termination of the Shareholders Agreement. Termination of the Shareholders Agreement is a condition precedent to the Merger.

  As of the Record Date, Overton directors and executive officers and their affiliates held 515,172 shares (or approximately 45.3% of the outstanding shares) of Overton Common Stock entitled to vote at the Special Meeting. All of the directors holding shares of Overton Common Stock have signed Directors Agreements with Cullen/Frost agreeing to vote for the Merger and to consent to termination of the Shareholder Agreement. 41.4% of the shares of Overton Common Stock are subject to Directors Agreements.

  As of the Record Date, Cullen/Frost held no shares of Overton Common Stock and none of its directors and executive officers or their affiliates held any shares of Overton Common Stock. See "The Merger--Interests of Certain Persons in the Merger."

RECOMMENDATION OF OVERTON BOARD OF DIRECTORS

  For the reasons described under "The Merger--Reasons of Overton for the Merger," the Overton Board has unanimously adopted the Merger Agreement, believes that the Merger is in the best interests of Overton and the Overton Shareholders and unanimously recommends that Overton Shareholders vote "FOR" approval of the Merger Agreement and the consummation of the transactions contemplated therein. See "The Merger--Background of the Merger," "--Reasons of Overton for the Merger" and "--Interests of Certain Persons in the Merger."

                                  THE MERGER

  The following information describes certain information pertaining to the Merger. This description does not purport to be complete and is qualified in its entirety by reference to the Appendices hereto, including the Merger Agreement, which is attached as Appendix A to this Proxy Statement/Prospectus and is incorporated herein by reference. All shareholders are urged to read the Appendices in their entirety.

GENERAL

  The Merger Agreement provides for a transaction in which Overton will merge with and into Cullen/Frost. Cullen/Frost will be the surviving corporation of the Merger. At the Effective Time, each share of issued and outstanding Overton Common Stock will cease to be outstanding and each such share (other than certain shares held by Overton or Cullen/Frost and Dissenting Shares) will be converted into 3.71 shares of Cullen/Frost Common Stock. The Merger Agreement provides that Cullen/Frost may change the method of effecting the combination with Overton, provided that it cannot alter the consideration to be received by Overton Shareholders, adversely affect the tax treatment for Overton Shareholders or impede or delay the transactions contemplated by the Merger Agreement.

BACKGROUND OF THE MERGER

  In October of 1997, the Overton Board, as part of its ongoing consideration of Overton's strategic plan and objectives, authorized the Executive Committee of the Overton Board and certain other members of the Overton Board to explore the strategic alternatives available to Overton. The Executive Committee of the Overton Board and such other members of the Overton Board met on several occasions in November and December of 1997 to consider possible alternatives. In connection with this process, Overton engaged KBW as its financial advisor to assist in the evaluation of the various alternatives available to Overton.

  After various discussions and meetings, the Executive Committee of the Overton Board authorized KBW to solicit indications of interest regarding a possible strategic combination with Overton. KBW contacted a total of 12 national and regional bank holding companies (including Cullen/Frost) about their interest in a possible strategic combination with Overton. Of the 12 institutions contacted, eight expressed an interest and signed confidentiality agreements. By letter dated January 16, 1998, KBW provided certain confidential information regarding Overton and solicited nonbinding proposals by February 4, 1998. KBW requested that each proposal indicate the form and amount of consideration, any material contingencies, anticipated timing of consummation and anticipated approvals, including shareholder and regulatory approvals, that would be required to consummate a merger. In addition, KBW provided each party with a proposed form of an agreement and plan of merger and requested that proposals include any required changes thereto. KBW received eight proposals. These were evaluated by the Executive Committee of the Overton Board along with certain other members of the Overton Board who, based on such evaluations, invited Cullen/Frost and another regional bank holding company (the "Other Organization") to conduct due diligence with a view towards making their best and final proposals.

  Cullen/Frost and the Other Organization conducted due diligence from February 7 through February 12, 1998. During that time, each of Cullen/Frost and the Other Organization negotiated with Overton's counsel an agreement and plan of merger and engaged in discussions with Overton's senior management and selected members of the Overton Board. On February 12, 1998, KBW, in conjunction with the Overton Board, requested that each of Cullen/Frost and the Other Organization submit its best and final proposal by Saturday, February 14, 1998, including any changes to a revised form of agreement and plan of merger resulting from such discussions.

  The Overton Board met on February 15, 1998, to discuss with certain members of Overton's senior management and its legal and financial advisors the terms of a possible strategic business combination with each of Cullen/Frost and the Other Organization. Overton's advisors presented to the Overton Board the proposed terms of a transaction with each of Cullen/Frost and the Other Organization and an analysis comparing the anticipated benefits of combining with each of the institutions.

  Based on the closing stock prices on February 13, 1998, the nominal values of the Cullen/Frost proposal and the Other Organization's proposal were substantially similar, although Cullen/Frost offered Overton shareholders a slightly higher value per share than the proposal offered by the Other Organization. The contractual terms of the Cullen/Frost proposal were superior to those offered by the Other Organization. Furthermore, the Overton Board determined that Cullen/Frost's integration and management plans for Overton's franchise minimized the risks of disrupting the operations of that franchise. After consideration of the foregoing and the other factors described under "-- Reasons of Overton for the Merger," the Overton Board determined that the Cullen/Frost proposal was superior to the Other Organization's proposal and in the best interest of Overton and its shareholders and the Overton Board unanimously approved the Cullen/Frost proposal, the Merger, the Merger Agreement and the transactions contemplated therein.

  Cullen/Frost and Overton executed the Merger Agreement immediately after the February 15, 1998 meeting of the Overton Board and issued a joint press release announcing the Merger Agreement on February 17, 1998.

REASONS OF OVERTON FOR THE MERGER

  THE OVERTON BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF OVERTON AND THE OVERTON SHAREHOLDERS. THE OVERTON BOARD THEREFORE UNANIMOUSLY RECOMMENDS THAT OVERTON SHAREHOLDERS VOTE FOR THE ADOPTION AND APPROVAL OF THE MERGER AGREEMENT. The Overton Board believes that the Merger will enable Overton Shareholders to realize significant value on a tax-free basis and also will enable Overton Shareholders to acquire a more liquid stock in a financially stronger organization. See "--Background of the Merger" and "--Opinion of Overton's Financial Advisor."

  In determining to approve the Merger Agreement and the transactions contemplated therein and to recommend its approval to the Overton shareholders, the Overton Board reviewed and considered a number of factors, including, without limitation, the following:

    (i) the Overton Board's familiarity with and review of Overton's business, financial condition, results of operations and prospects, including but not limited to its potential growth, development, productivity and profitability;

    (ii) the current and prospective environment in which Overton operates, including national and local conditions, the competitive environment for banks and other financial institutions generally, the increased regulatory burden on financial institutions generally and the trend toward consolidation and increased competition in the financial services industry both in the Southwest and elsewhere;

    (iii) the Overton Board's review with its legal and financial advisers of various strategic alternatives to the Merger (including potential transactions with other parties and remaining independent), which alternatives the Overton Board believed were not necessarily likely to result in greater shareholder value than the Merger, based on, among other things, the Overton Board's knowledge of Overton and Cullen/Frost and on the information presented to it at its February 15, 1998 meeting, as described above;

    (iv) information concerning the business, financial condition, results of operations and prospects of Cullen/Frost and the Other Organization including the information described below;

    (v) the Overton Board's belief that the Merger would provide Overton Shareholders with increased liquidity and an opportunity to become shareholders of an organization that the Overton Board believes to be well managed and in a strong competitive position;

    (vi) the similarity between Overton's and Cullen/Frost's philosophy, core values and commitments to the customers and communities they each serve and their respective employees;

    (vii) the financial presentation and opinion of KBW rendered to the Overton Board as to the fairness, from a financial point of view, of the Exchange Ratio to Overton Shareholders (See "--Opinion of Overton's Financial Advisor";

    (viii) the expectation that the Merger will generally be a tax-free transaction to Overton and its shareholders and will qualify for pooling-of-interests accounting treatment (See "--Certain Federal Income Tax Consequences" and "--Accounting Treatment"; and

    (ix) The Overton Board's belief, after consultation with its legal counsel, that the regulatory approval necessary to consummate the Merger could be obtained (See "--Regulatory Approvals").

  In reaching its determination to approve and recommend the Merger, the Overton Board did not assign any relative or specific weights to the various factors considered by it, and individual directors may have given differing weights to different factors. The Overton Board's analysis of these factors, however, addressed two major issues. The first issue was whether a strategic merger was appropriate at such time in light of available merger opportunities and other strategic alternatives. The second issue was that, if Overton was to engage in a strategic combination with another party, what was the best reasonably available and acceptable combination.

  Notwithstanding Overton's favorable past history and future prospects as a stand-alone banking organization, in analyzing Overton's business, financial condition, results of operations and prospects, the current and prospective environment in which Overton operates and its strategic alternatives as described above in items

(i), (ii) and (iii), the Overton Board concluded that Overton faced various challenges. The Overton Board believed that continued consolidation in the banking industry was imposing increasingly greater competitive pressures on Overton and other banks of similar size. Spreading many fixed costs over a larger client base, larger banking institutions were increasingly able to provide financial services at costs below those incurred by Overton. The Overton Board also believed that the existence of this same consolidation trend resulted in attractive valuations for banking institutions and provided an unusual opportunity for Overton to realize the maximum value of the Overton franchise. In light of the challenges and opportunities facing Overton and the level of value obtainable, as evidenced by the Cullen/Frost proposal and the Other Organization proposal, the Overton Board concluded that a strategic merger transaction was the most favorable of the strategic alternatives available to Overton.

  Having concluded at such time that a merger was in the best interests of Overton and its shareholders, the Overton Board analyzed and compared the Cullen/Frost proposal and the Other Organization proposal based on the factors set forth in items (iv) through (ix) above and the other factors set forth in this section. Although the Overton Board considered the nominal value of the two proposals to be substantially similar and both proposals to be attractive, it determined that a merger with Cullen/Frost was superior for a variety of reasons, including but not limited to: (i) Overton shareholders receiving a greater percentage of the outstanding shares of Cullen/Frost Common Stock (approximately 16% on a pro forma basis) than they would of the Other Organization allowing the Overton Shareholders a greater ongoing economic interest in Overton's existing operations and business and their contribution to Cullen/Frost's growth and earnings; (ii) Cullen/Frost's greater historical return and dividend growth rates over the last five years; (iii) the quality of the Cullen/Frost franchise, including the presence of virtually all of Cullen/Frost's operations in high growth markets, including two markets in which Cullen/Frost enjoys a substantial market share; (iv) the Cullen/Frost proposal resulting in fewer layoffs and therefore less business disruption;
(v) the expectation that most of the management, including David Tapp and the senior executive officers of Overton, responsible for Overton's success and growth would remain to run Cullen/Frost's Fort Worth/Dallas Region operations;
(vi) the greater compatibility of Cullen/Frost's business and philosophy with the business and philosophy of Overton; (vii) the superiority of certain contractual terms of the Cullen/Frost proposal; (viii) the intangible benefits that could result from combining with the largest independent Texas banking organization and continuing as part of a Texas-based franchise; and (ix) Overton's long-standing knowledge of Cullen/Frost and its people, developed over the course of an extensive correspondent banking relationship between Cullen/Frost and Overton.

OPINION OF OVERTON'S FINANCIAL ADVISER

  Overton retained KBW as its financial advisor in connection with Overton's consideration of a possible business combination with a third party and to render an opinion with respect to the fairness, from a financial point of view, of the consideration to be received by the shareholders of Overton therein. KBW was selected to act as Overton's financial advisor based upon its qualifications, expertise and reputation. KBW specializes in rendering a range of investment banking services to banking enterprises and regularly engages in the valuation of banking businesses and their securities in connection with mergers and acquisitions, negotiated underwriting, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

  On February 15, 1998, the date at which the Overton Board approved and adopted the Merger Agreement and the transactions contemplated therein, KBW rendered its oral opinion to the Overton Board that, as of such date, the Exchange Ratio was fair to the Overton Shareholders, from a financial point of view, KBW has reconfirmed its oral opinion of February 15, 1998 by delivering a written opinion to the Overton Board, dated the date of this Proxy Statement/Prospectus, to the effect that, as of the date thereof, the Exchange Ratio was fair to the Overton Shareholders, from a financial point of view.

  THE FULL TEXT OF THE OPINION OF KBW, WHICH SETS FORTH A DESCRIPTION OF THE PROCEDURES FOLLOWED, ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS ON THE REVIEW UNDERTAKEN IN CONNECTION WITH SUCH OPINION, IS ATTACHED AS APPENDIX B TO

THIS PROXY STATEMENT/PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE. SHAREHOLDERS ARE URGED TO READ THE OPINION IN ITS ENTIRETY. KBW'S OPINION IS DIRECTED TO THE OVERTON BOARD AND RELATES ONLY TO THE FAIRNESS OF THE EXCHANGE RATIO IN THE MERGER AGREEMENT, FROM A FINANCIAL POINT OF VIEW, DOES NOT ADDRESS ANY OTHER ASPECT OF THE PROPOSED MERGER OR ANY RELATED TRANSACTION AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY OVERTON SHAREHOLDER AS TO HOW SUCH OVERTON SHAREHOLDER SHOULD VOTE AT THE SPECIAL MEETING. THE FOLLOWING SUMMARY OF THE OPINION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION.

  In rendering its opinion, KBW reviewed, analyzed and relied upon the following material relating to the financial and operating condition of Cullen/Frost and Overton: (i) the Merger Agreement; (ii) annual reports to shareholders for the three years ended December 31, 1996 for Cullen/Frost and Overton; (iii) certain interim reports to shareholders of Cullen/Frost and Overton and Quarterly Reports on Form 10-Q of Cullen/Frost and certain other communications from Cullen/Frost and Overton to their respective shareholders;
(iv) other financial information concerning the businesses and operations of Cullen/Frost and Overton furnished to KBW by Cullen/Frost and Overton for the purpose of KBW's analysis, including certain internal financial analyses and forecasts for Cullen/Frost and Overton prepared by senior management of Cullen/Frost and Overton; (v) certain publicly available information concerning the trading of, and the trading market for, Cullen/Frost Common Stock, and (vi) certain publicly available information with respect to banking companies and the nature and terms of certain other transactions that KBW considered relevant to its inquiry. Additionally, in connection with its written opinion attached as Appendix B to this Proxy Statement/Prospectus, KBW reviewed a draft of this Proxy Statement/Prospectus in substantially the form hereof. KBW also held discussions with senior management of Cullen/Frost and Overton concerning their past and current operations, financial condition and prospects, as well as the results of regulatory examinations. KBW also considered such financial and other factors as it deemed appropriate under the circumstances and took into account its assessment of general economic, market and financial conditions and its experience in similar transactions, as well as its experience in securities valuation and its knowledge of financial institutions, including banks, bank holding companies, thrifts and finance companies generally. KBW's opinion was necessarily based upon conditions as they existed and could be evaluated on the date thereof and the information made available to KBW through the date thereof.

  In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information provided to it or publicly available, and KBW did not attempt to verify such information independently. KBW relied upon the managements of Cullen/Frost and Overton as to the reasonableness and achievability of the financial and operating forecasts (the assumptions and bases therefor) provided to KBW and assumed that such forecasts reflected the best available estimates and judgments of such managements and that such forecasts will be realized in the amounts and in the time periods estimated by such managements. KBW also assumed, without independent verification, that the aggregate allowances for loan losses for Cullen/Frost and Overton are adequate to cover such losses. KBW did not make or obtain any evaluations or appraisals of the property of Cullen/Frost and Overton, nor did KBW examine any individual loan credit files.

  The following is a summary of the material financial analyses employed by KBW in connection with providing its oral opinion of February 15, 1998 and does not purport to be a complete description of all analyses employed by KBW.

  Transaction Overview. KBW reviewed the terms of the Merger, including the Exchange Ratio and the aggregate transaction value. In its review of the Exchange Ratio of 3.71, KBW calculated the percentage ownership that Overton Shareholders would own of Cullen/Frost. This analysis, based on the Exchange Ratio, yielded the amount of shares of Cullen/Frost Common Stock, approximately 4.38 million, that would be exchanged for all the shares on a fully converted basis of Overton Common Stock. The amount of stock received by Overton would represent approximately 16.4% of Cullen/Frost on a pro forma basis. KBW also reviewed the implied value of the consideration offered based upon the closing price of Cullen/Frost Common Stock on

February 13, 1998, which showed that the implied value of the Overton transaction was approximately $215.88 per share of Overton Common Stock, or a total transaction value of approximately $253.5 million. Based on the aggregate consideration offered using the February 13, 1998 closing price for Cullen/Frost Common Stock, KBW calculated the price to: trailing 12 month earnings per share, 1998 estimated earnings per share, December 31, 1997 book value per share and December 31, 1997 tangible book value per share (estimated earnings per share were generated by management of Overton). This analysis yielded a price to: trailing 12 months of operating earnings of 26.6 times, 1998 estimated earnings of 23.8 times, book value of 4.65 times and tangible book value of 4.65 times.

  Selected Peer Group Analysis. KBW compared the financial performance and market performance of Cullen/Frost based on various financial measures, including earnings performance, operating efficiency, capital adequacy and asset quality, and various measures of market performance, including market to book values, price to earnings and dividend yields of comparable companies. For purposes of such analysis, the financial information used by KBW for Cullen/Frost and the comparable companies was as of and for the quarter ended December 31, 1997 and the market price information was as of February 13, 1998. Additionally, estimated earnings per share data were generated by KBW's research department.

  The set of comparable companies used as peers of Cullen/Frost was comprised primarily of bank holding companies that have a presence in the Texas banking market. The average of the peer group and Cullen/Frost, respectively, had return on assets on an annualized basis of 1.33% and 1.29%; return on average equity on an annualized basis of 17.59% and 16.31%; net interest margin on an annualized basis of 4.43% and 4.73%; efficiency ratio on an annualized basis of 60.95% and 65.27%; equity to assets ratio of 7.68% and 7.80%; tangible equity to assets ratio of 6.57% and 6.39%; non-performing assets to loans and real estate owned of 0.61% and 0.65%; and loan loss reserve to nonperforming loans of 416% and 329%.

  KBW's analysis further showed, among other things, the following concerning the average market valuation of the peer group and Cullen/Frost, respectively: that the price to earnings multiple based on 1998 estimated earnings was 17.61 times and 18.77 times; that the price to book value multiple was 3.22 times and 3.17 times; that the price to tangible book value multiple was 3.78 times and 3.93 times; that the dividend yield was 1.87% and 1.72%. In addition, the historical total return analysis for the last three-year period for Cullen/Frost was 61.01% compared with 53.9% for the peer group.

  Selected Transaction Analysis. KBW analyzed certain merger and acquisition transactions based upon the acquisition price (at announcement) relative to latest 12 months earnings, stated book value, stated tangible book value and market price one day prior to announcement. The information analyzed was compiled by KBW from both internal sources and a data firm that monitors and publishes transaction summaries and descriptions of mergers and acquisitions in the financial services industry. The analysis included a review and comparison of the median earnings, book value and market multiples represented by a sample of recently completed or announced transactions. The analysis included selected bank transactions which had a value between $500 million and $5 billion since January 1997 and selected bank transactions which had a value between $150 million and $500 million since January 1997.

  The banking transactions in the analysis with values between $500 million and $5 billion included: Regions Financial Corporation and First Commercial Corp; First American Corporation and Deposit Guaranty Corporation; First Empire State Corporation and ONBANCorp; Banc One Corporation and First Commerce Corporation; First Union Corporation and Signet Banking Corporation; Wachovia Corporation and Central Fidelity Banks, Inc.; Mercantile Bancorporation, Inc. and Firstbank of Illinois Co.; National City Corporation and Fort Wayne National Corp; CNB Bancshares, Inc. and Pinnacle Financial Services, Inc.; Wachovia Corp and Jefferson Bankshares; Huntington Bancshares, Inc. and First Michigan Bank Corp; and Allied Irish Banks and Dauphin Deposit Corp. These selected bank transactions had a median price to trailing 12 month earnings at announcement of 23.01 times, to future earnings of 21.20 times, to book of 3.07 times and to tangible book of 3.42 times. The Cullen/Frost and Overton transaction, using closing prices as of February 13, 1998, had a price to trailing twelve month earnings of 26.6 times, to future earnings of 23.8 times, to book of 4.65 times and to tangible book of 4.65 times. In addition, KBW adjusted the premiums of the selected transactions to reflect the current value of transaction. The median of the selected transactions had an adjusted premium to trailing earnings of 25.6 times, to future earnings of
23.2 times, to book of 3.49 times and to tangible book of 3.81 times.

  The banking transactions in the analysis with values between $150 million and $500 million included: Banco Bilbao and PonceBank; First Midwest Bancorp and Heritage Financial Services, Inc.; Mercantile Bancorporation, Inc. and CBT Corp; BB&T Corp and Franklin Bancorporation, Inc.; Regions Financial Corporation and First State Corp; Union Planters Corp and Peoples First Corp.; FirstMerit Corp and CoBancorp, Inc.; Zions Bancorp and Vectra Banking Corp; United Bankshares, Inc. and George Mason Bankshares; Inc., Fulton Financial Corp. and Keystone Heritage Group, Inc., Union Planters Corp and Capital Bancorp; Wachovia Corp and First United Bancorp; Western Bancorp and Santa Monica Bank; Hibernia Corporation and ArgentBank; Zions Bancorporation and GB Bancorporation; and Pacific Century Financial Corp. and CU Bancorp. These selected bank transactions had a median price to trailing 12 month earnings at announcement of 21.07 times, to book of 2.64 times, and to tangible book of
2.56 times. The Cullen/Frost and Overton transaction, using closing prices of February 13, 1998, had a price to trailing 12 month earnings of 26.6 times, to future earnings of 23.8 times, to book of 4.65 times and to tangible book of
4.65 times.

  Contribution Analysis. KBW analyzed the relative contribution made by each of Cullen/Frost and Overton to certain balance sheet and income statement items including assets, deposits, shareholders' equity and trailing net income. Based on the Exchange Ratio of 3.71 shares, the ownership percentage of the combined company for Overton would be approximately 16.4% of the combined entity after the Merger. The contribution analysis showed that, under the Merger, Overton would contribute approximately 14.2% of the combined assets, 12.0% of the combined commons shareholders' equity before merger related expenses, and 13.4% of the combined 1998 projected net income.

  Pro Forma Merger Analysis. KBW analyzed certain pro forma effects to certain per share items and financial ratios resulting from the Merger with Cullen/Frost during calendar years 1998. This analysis indicated that, based on the closing price of Cullen/Frost Common Stock as of February 13, 1998, the Exchange Ratio and growth rates of earnings without any savings of Overton's non-interest expenses, the transaction would result in a decrease in 1998 estimated operating earnings per share of Cullen/Frost Common Stock of approximately 3.4%. The Merger would initially decrease book value per share of Cullen/Frost Common Stock by approximately 4.9%.

  Net Present Value Per Share Analysis. KBW analyzed the net present value of future free capital that would accrue to a holder of a share of Overton Common Stock assuming Overton were to remain independent. "Free capital" is defined as capital, generated through net income and the amortization of nonqualifying intangible assets, which is not utilized for asset growth in future fiscal years. This analysis assumed (i) projected 1998 net income of Overton with an assumed 13% annual net income growth; (ii) projected average asset growth of 12%; (iii) Overton would maintain a 7.25% leverage ratio; (iv) market multiples (applicable multiples for Overton if it were to remain an independent institution) of 16 and 18 times earnings and take-out multiples (applicable multiples that Overton would achieve if the company were sold) of 22 and 24 times for the fifth fiscal year; and (v) discount rates of 12%, 13% and 14%. The analysis assumes that any initial and future excess capital above the amount required to maintain a 7.25% leverage ratio is free capital and, along with a terminal value, is present valued at different multiples to earnings and discount rates. Based on such assumptions, KBW's analysis implied a present value per share of Overton Common Stock, on a stand-alone basis, ranging between $132.08 per share to $163.55 per share at market multiples and $177.72 per share to $214.31 per share at take-out multiples. KBW stated that the net present value analysis is a widely-used valuation methodology, but noted that it relies on numerous assumptions, including asset and earnings growth rates, terminal values and discount rates. The analysis does not purport to be indicative of the actual values or expected values of Overton Common Stock.

  The summary contained herein provides a description of the material analyses prepared by KBW in connection with the rendering of its opinion. The summary set forth above does not purport to be a complete description of the analyses performed by KBW in connection with the rendering of its opinion. The preparation of a fairness opinion is not necessarily susceptible to partial analysis or summary description. KBW believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses without considering all analyses, or selecting part of the above summary, without considering all factors and analyses, would create an incomplete view of the processes underlying the analyses set forth in KBW's presentations and opinion. The ranges of valuations resulting from any particular analysis described above should not be taken to be KBW's view of the actual value of Cullen/Frost and Overton. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis.

  In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Cullen/Frost and Overton. The analyses performed by KBW are not necessarily indicative of actual values or actual future results which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of KBW's analysis of the fairness, from a financial point of view, of the Merger consideration to the Overton Shareholders and were provided to the Overton Board in connection with the delivery of KBW's opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company actually might be sold or the prices at which any securities may trade at the present time or at any time in the future. In addition, as described above, KBW's opinion, along with its presentation to the Overton Board, was just one of many factors taken into consideration by the Overton Board in unanimously approving the Merger Agreement.

  Pursuant to the engagement letter, Overton agreed to pay KBW a cash fee of $25,000 upon signing the Engagement Letter and $100,000 upon the mailing of the proxy materials. In addition, Overton agreed to pay KBW a cash fee ("Contingent Fee") equal to 0.85% of the market value of the aggregate consideration offered in exchange for all fully converted shares of Overton Common Stock in the Merger. Based on the number of fully converted shares of Overton Common Stock on January 31, 1998, the closing price of Cullen/Frost Common Stock on February 13, 1998 and the Exchange Ratio of 3.71 shares of Cullen/Frost Common Stock for each share of Overton Common Stock, the aggregate consideration for the Merger would be $253.5 million and would generate a Contingent Fee of $2.15 million to KBW. The actual amount of the Contingent Fee will depend upon the per share value of Cullen/Frost Common Stock and the number of shares of Overton Common Stock outstanding on the Effective Date. The fees paid prior to the Contingent Fee payment will be credited against the Contingent Fee. Overton has also agreed to reimburse KBW for its reasonable out-of-pocket expenses, including the fees and expenses of legal counsel and any other advisor retained by KBW. Overton has also agreed to indemnify KBW, its affiliates, and their respective partners, directors, officers, agent, consultants, employees and controlling persons against certain liabilities, including liabilities under the United States Federal securities laws. In addition, KBW has provided, and may provide in the future, certain investment banking services to Overton from time to time, for which it has received, and will receive, customary compensation, including acting as financial advisor for Overton in connection with the Merger Agreement.

  In the ordinary course of its business as a broker-dealer, KBW may, from time to time, purchase securities from, and sell securities to, Cullen/Frost, and as a market maker in securities, KBW may, from time to time, have a long or short position in, and buy or sell, equity securities of Cullen/Frost for its own account and for the accounts of its customers. To the extent that KBW has any such position as of the date of the fairness opinion attached as Appendix B to this Proxy Statement/Prospectus, it has been disclosed to Overton.

EFFECTIVE TIME

  If the Merger is approved by the requisite vote of the Overton Shareholders, the Shareholder Agreement is terminated by the requisite consent of the parties to the Shareholders Agreement, the approval of the Federal Reserve is obtained and the other conditions to the obligations of the parties to consummate the Merger are either satisfied or waived (as permitted), the Merger will be consummated and will become effective on the Effective Date and at the Effective Time set forth in the articles of merger reflecting the Merger filed with the office of the Secretary of State of Texas and in the certificate of merger issued by the Secretary of State of Texas. Unless otherwise agreed by Overton and Cullen/Frost, and subject to the conditions to the obligations of the parties to effect the Merger, the parties have agreed to cause the Effective Date to occur on the fifth business day after the last of the conditions described in clauses (i), (ii), (iii), (iv) and (x) of "--Conditions to Consummation" have been satisfied or waived, or such other date to which Overton and Cullen/Frost may agree. Cullen/Frost and Overton each has the right, acting unilaterally, to terminate the Merger Agreement should the Merger not be consummated by July 31, 1998. See "--Amendment, Waiver and Termination."

DISTRIBUTION OF CULLEN/FROST CERTIFICATES

  On and after the third business day prior to the Effective Date, Cullen/Frost will make available at the principal executive offices of Overton transmittal material for use in exchanging certificates representing shares of Overton Common Stock for the certificates representing shares of Cullen/Frost Common Stock and cash in lieu of fractional interests, if any, to which Overton Shareholders are entitled as a result of the Merger. Promptly after the Effective Time, Cullen/Frost will send or cause to be sent such transmittal materials to each record Overton Shareholder. OVERTON SHAREHOLDERS SHOULD NOT SURRENDER THEIR CERTIFICATES FOR EXCHANGE UNTIL THEY RECEIVE THE LETTER OF TRANSMITTAL AND INSTRUCTIONS. Cullen/Frost will cause the certificates for Cullen/Frost Common Stock and/or any check in respect of any fractional share interests or dividends or distributions to which Overton Shareholders are entitled to be delivered upon surrender of certificates representing shares of Overton Common Stock owned by such Overton Shareholder to The Bank of New York, as exchange agent (the "Exchange Agent"). The Exchange Agent will issue certificates representing Cullen/Frost Common Stock within three business days of receiving the transmittal materials. No party will be liable to Overton Shareholders for any property delivered in good faith to a public official pursuant to any applicable abandoned property, escheat or similar law.

  After the Effective Time, at the election of Cullen/Frost, no dividend or other distribution with a record date occurring after the Effective Time with respect to Cullen/Frost Common Stock will be paid to the holder of any unsurrendered certificate for Overton Common Stock, and no such unsurrendered shares will be entitled to vote, until the holder duly surrenders such certificate. Upon such surrender, checks for all undelivered dividends and other distributions and, if applicable, the amount due in lieu of any fractional share interest will be delivered to such Overton Shareholder, in each case without interest.

  After the Effective Time, there will be no transfers of shares of Overton Common Stock on Overton's stock transfer books. If certificates representing shares of Overton Common Stock are presented for transfer after the Effective Time, they will be canceled and exchanged for shares of Cullen/Frost Common Stock and a check for the amount due in lieu of fractional shares, if any, and for all undelivered dividends and other distributions, if applicable, deliverable in respect thereof.

FRACTIONAL SHARES

  Pursuant to the terms of the Merger Agreement, each Overton Shareholder that exchanged Overton Shareholder's shares of Overton Common Stock pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Cullen/Frost Common Stock, shall receive, in lieu thereof, cash (without interest) in an amount determined by multiplying such fraction by the last sale price of Cullen/Frost Common Stock, as reported by the NYSE Composite Tape (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source), for the trading day immediately preceding the Effective Date. No such Overton Shareholder will be entitled to dividends, voting rights, or any other rights as a shareholder with respect to any fractional shares.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  THE FOLLOWING SUMMARY OF THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER APPLIES TO AN OVERTON SHAREHOLDER THAT HOLDS ITS SHARES AS CAPITAL ASSETS AND THAT IS (I) A CITIZEN OR RESIDENT OF THE UNITED STATES, (II) A DOMESTIC CORPORATION, (III) AN ESTATE THE INCOME OF WHICH IS SUBJECT TO UNITED STATES FEDERAL INCOME TAX WITHOUT REGARD TO ITS SOURCE OR
(IV) A TRUST IF A COURT WITHIN THE UNITED STATES IS ABLE TO EXERCISE PRIMARY SUPERVISION OVER THE ADMINISTRATION OF THE TRUST AND ONE OR MORE UNITED STATES PERSONS HAVE THE AUTHORITY TO CONTROL ALL SUBSTANTIAL DECISIONS OF THE TRUST (A "U.S. HOLDER").

THIS SUMMARY MAY NOT APPLY TO CERTAIN CLASSES OF TAXPAYERS, INCLUDING, WITHOUT LIMITATION, INSURANCE COMPANIES, TAX-EXEMPT ORGANIZATIONS, FINANCIAL INSTITUTIONS, DEALERS IN SECURITIES, TRADERS IN SECURITIES THAT ELECT TO MARK TO MARKET, PERSONS WHO ACQUIRED OR ACQUIRE SHARES OF OVERTON COMMON STOCK PURSUANT TO THE EXERCISE OF EMPLOYEE STOCK OPTIONS OR OTHERWISE AS COMPENSATION AND PERSONS WHO HOLD SHARES OF OVERTON COMMON STOCK IN A HEDGING TRANSACTION OR AS PART OF A STRADDLE OR CONVERSION TRANSACTION. ALSO, THE SUMMARY DOES NOT ADDRESS STATE, LOCAL OR FOREIGN TAX CONSEQUENCES OF THE MERGER. CONSEQUENTLY, EACH OVERTON SHAREHOLDER SHOULD CONSULT SUCH OVERTON SHAREHOLDER'S OWN TAX ADVISER AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO SUCH OVERTON SHAREHOLDER.

  This summary is based on current law and represents the opinion of Sullivan & Cromwell, special counsel to Overton, and the opinion of Wachtell, Lipton, Rosen & Katz, special counsel to Cullen/Frost. Future legislative, judicial or administrative changes or interpretations, which may be retroactive, could alter or modify the statements set forth herein. This summary is based on, among other things, assumptions and representations relating to certain facts and circumstances of, and to the intentions of the parties to, the Merger, which assumptions have been made with the consent of Overton and the consent of Cullen/Frost.

  It is intended that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code, and that, accordingly, for United States federal income tax purposes, no gain or loss will be recognized by either Overton or Cullen/Frost as a result of the Merger.

  Cullen/Frost's obligation to consummate the Merger is conditioned upon, among other things, the receipt of an opinion of Wachtell, Lipton, Rosen & Katz, dated the Effective Date, to the effect that the Merger constitutes a reorganization under Section 368(a) of the Code. Overton's obligation to consummate the Merger is conditioned upon, among other things, the receipt of an opinion of Sullivan & Cromwell, dated the Effective Date, to the effect that (i) the Merger constitutes a reorganization within the meaning of Section 368(a) of the Code and (ii) no gain or loss will be recognized by Overton Shareholders who receive shares of Cullen/Frost Common Stock in exchange for shares of Overton Common Stock, except with respect to cash received in lieu of fractional share interests. Such opinions will be based upon facts, representations and assumptions set forth therein. In rendering such opinions, counsel may require and rely upon representations contained in letters to be received from Overton and Cullen/Frost.

  Assuming the Merger qualifies as a reorganization within the meaning of
Section 368(a) of the Code, the material United States federal income tax consequences of the Merger to each of Cullen/Frost, Overton and U.S. Holders who exchange shares of Overton Common Stock for shares of Cullen/Frost Common Stock pursuant to the Merger will be as follows:

    (i) no gain or loss will be recognized by Cullen/Frost or Overton as a result of the consummation of the Merger;

    (ii) no gain or loss will be recognized by a U.S. Holder, except as described below with respect to a U.S. Holder who receives cash in lieu of a fractional share interest in Cullen/Frost Common Stock;

    (iii) the aggregate adjusted tax basis of shares of Cullen/Frost Common Stock (including a fractional share interest in Cullen/Frost Common Stock deemed received and redeemed as described below) received by a U.S. Holder will be the same as the aggregate adjusted tax basis of the shares of Overton Common Stock exchanged therefor;

    (iv) the holding period of shares of Cullen/Frost Common Stock (including a fractional share interest in Cullen/Frost Common Stock deemed received and redeemed as described below) received by a U.S. Holder will include the holding period of the Overton Common Stock exchanged therefor; and

    (v) a U.S. Holder of Overton Common Stock who receives cash in lieu of a fractional share interest in Cullen/Frost Common Stock will be treated as having received such fractional share interest and then as having received the cash in redemption of such fractional share interest. Under Section 302 of the Code, if such deemed distribution is "substantially disproportionate" with respect to the U.S. Holder or is "not essentially equivalent to a dividend" after giving effect to the constructive ownership rules of the Code, the

  U.S. Holder will generally recognize capital gain or loss equal to the difference between the amount of cash received and the U.S. Holder's adjusted tax basis in the fractional share interest (determined as described in (iii) above). Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period in the fractional share interest (determined as described in (iv) above) is more than one year. Long-term capital gain of an individual U.S. Holder is generally subject to a maximum tax rate of 28% in respect of property held for more than one year but not more than 18 months and to a maximum tax rate of 20% in respect of property held in excess of 18 months.

  BECAUSE CERTAIN TAX CONSEQUENCES OF THE MERGER MAY VARY DEPENDING UPON THE PARTICULAR CIRCUMSTANCES OF EACH OVERTON SHAREHOLDER AND OTHER FACTORS, EACH SUCH OVERTON SHAREHOLDER IS URGED TO CONSULT SUCH OVERTON SHAREHOLDER'S OWN TAX ADVISER AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO SUCH OVERTON SHAREHOLDER (INCLUDING THE APPLICATION AND EFFECT OF STATE AND LOCAL INCOME AND OTHER TAX LAWS).

MANAGEMENT AND OPERATIONS AFTER THE MERGER

  Cullen/Frost will be the surviving corporation resulting from the Merger and will continue to be governed by the laws of the State of Texas and will operate in accordance with Cullen/Frost's Articles of Incorporation (the "Cullen/Frost Articles") and Bylaws (the "Cullen/Frost Bylaws") as in effect immediately prior to the Effective Time until otherwise amended or repealed after the Effective Time. The directors and officers of Cullen/Frost in office immediately prior to the Effective Time will serve as the directors and officers of Cullen/Frost from and after the Effective Time in accordance with Cullen/Frost's Articles of Incorporation and Bylaws. Mr. Tapp, Chief Executive Officer of Overton, will become Regional President--Frost Bank N.A.--Fort Worth/Dallas Region. Mr. Alexander, Vice Chairman of the Overton Board and Chairman of Overton Bank and Trust, and Mr. Edwards, Chairman of the Overton Board, have been invited to serve as directors of Cullen/Frost following the Merger.

POST-ACQUISITION COMPENSATION AND BENEFITS

  The Merger Agreement provides generally that Cullen/Frost shall: (i) maintain for a period of two years immediately following the Effective Date, employee benefit plans, programs, policies and arrangements for employees of Overton that in the aggregate are no less favorable than the employee benefit plans, programs, policies and arrangements provided by Cullen/Frost for similarly situated employees of Cullen/Frost; (ii) honor, in accordance with their terms, all benefit obligations to, and contractual rights of, current and former employees of Overton existing as of the Effective Date, as well as all employment or severance agreements, plans or policies of Overton which are previously disclosed in Overton's disclosure schedule; (iii) for any Overton employee who becomes eligible to participate in a medical, dental or health plan of Cullen/Frost, cause such plan (a) to waive any preexisting condition limitations and (b) honor any deductible and out-of-pocket expenses incurred by the employees and their beneficiaries under such plans during the relevant calendar year; (iv) maintain severance plans that provide employees of Overton with severance pay and continued health insurance that are no less favorable than (a) for employees with at least six months of service, two weeks base salary for each year of service with Overton or Cullen/Frost, but in no event less than two weeks or more than 26 weeks, and (b) benefits continuation for the period equal to the number of weeks of base salary paid as severance pay; and (v) pay to employees of Overton participating in Overton's Senior Officer Bonus Program (the "Program") an amount as described in the Merger Agreement.

  Pursuant to the terms of the Merger Agreement, Overton's Employees' Stock Ownership Plan will be terminated contemporaneously with the Closing and the balances, at the election of the participants, will be distributed or transferred to the 401(k) Plan of Cullen/Frost.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

  Certain members of Overton's management and the Overton Board may be deemed to have certain interests in the Merger that are in addition to their interests as Overton shareholders. The Overton Board was aware of these interests in approving the Merger Agreement.

  Overton Board of Directors. Cullen/Frost has invited all members of the Overton Board to serve in an advisory capacity for the Fort Worth/Dallas, Texas region for Frost Bank. In addition, Messrs. Alexander and Edwards have been invited to join the Cullen/Frost Board.

  Overton Executive Officers. Cullen/Frost has indicated an intent to retain most of Overton's senior management, including Mr. Tapp and the senior executive officers, to manage Cullen/Frost's new Fort Worth/ Dallas Texas Region operations, which will initially be exclusively comprised of the Overton branches. As of the date hereof, no specific employment arrangements have been established.

  Overton Senior Officer Bonus Program. The Merger Agreement provides that within 30 days after the Effective Date Cullen/Frost will pay to Overton employees participating in the Program an amount equal to the prorated target bonus award under the Program for the year in which the Merger occurs. All executive officers participate in this Program, and, assuming a May 31, 1997 Effective Date, the aggregate payment to all executive officers as a group will be approximately $162,246.

  Indemnification and Insurance. The Merger Agreement provides that following the Effective Date Cullen/Frost will indemnify and hold harmless the present directors and officers of Overton and its subsidiaries against all costs or expenses, judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of actions or omissions occurring at or prior to the Effective Time to the fullest extent that Overton is permitted to indemnify (and advance expenses to) its directors and officers under the laws of the State of Texas, the Overton Certificate of Incorporation (the "Overton Certificate") and the Overton Bylaws (the "Overton Bylaws") as in effect on February 15, 1998. The Merger Agreement also provides that Cullen/Frost will use its reasonable best efforts for three years after the Effective Time to provide directors' and officers' liability insurance that serves to reimburse the present and former officers and directors of Overton or any of its subsidiaries with respect to claims against such directors and officers arising from facts or events which occurred before the Effective Time, which insurance will contain at least the same coverage and amounts, and will contain terms and conditions no less advantageous, as the coverage currently provided by Overton; provided, however, that in no event will Cullen/Frost be required to expend on an annual basis more than 200% of the current amount expended by Overton to maintain such insurance and that if Cullen/Frost is unable to maintain or obtain such insurance, Cullen/Frost will use its reasonable best efforts to obtain as much comparable insurance as is available for such 200% amount.

  Equity Incentive Plans. Overton maintains the Incentive Stock Option/Stock Appreciation Rights Plan and the 1996 Incentive Stock Option/Stock Appreciation Rights Plan (together, the "Plans"). Pursuant to the terms of the Plans and the related awards, immediately prior to the Effective Time each option and stock appreciation right ("SAR") granted pursuant to the Plans and that is outstanding and unexercised will vest and become exercisable (to the extent not already vested and exercisable). Options and SARs that are not exercised prior to the Effective Time will terminate and cease to be exercisable. All four executive officers hold options to purchase in the aggregate 21,000 shares of Overton Common Stock at a weighted average exercise price of $23.81 and 21,000 related SARs. As the payments under the SARs are based on the per share book value of the shares of Overton Common Stock as of the end of the most recent calendar year, an exercise at any time in 1998 of all outstanding SARs held by Overton's executive officers would result in an aggregate payment of $535,130.

  Senior Executive Severance Plans. Cullen/Frost has agreed in the Merger Agreement that for a period of two years from the Effective Date it will maintain severance plans that provide employees of Overton and its subsidiaries with at least six months of service as of the Effective Date with severance pay and benefits continuation no less favorable than the following:
(i) severance pay equal to two weeks' base salary for each year of service, but in no event less than two weeks' base salary nor more than 26 weeks' base salary, and (ii) benefits continuation for the period equal to the number of weeks of base salary paid as severance pay. Pursuant to the terms of the Merger Agreement, Overton and Cullen/Frost recognize and agree that adequate and appropriate post-Merger severance pay for Overton's executive officers and senior officers (Senior Vice Presidents and above), taking into account individual circumstances, would be in excess, and in some cases significantly in excess, of the severance packages contemplated for less senior Overton employees, as described in clause (i) above. Overton and Cullen/Frost have agreed to work together in good faith to establish prior to the Effective Time appropriate severance pay guidelines and procedures for such officers of Overton and to abide by such guidelines and procedures.

CONDITIONS TO CONSUMMATION

  The obligations of Overton and Cullen/Frost to consummate the Merger are subject to the satisfaction or written waiver of the following conditions: (i) the Merger Agreement shall have been approved by requisite vote of the shareholders of Overton; (ii) the required regulatory approvals described under "--Regulatory Approvals" shall have been received, generally without any conditions, restrictions or requirements that the Cullen/Frost Board reasonably determines in good faith would (a) following the Effective Time, have a Material Adverse Effect (as defined in the Merger Agreement) on Cullen/Frost and its subsidiaries taken as a whole or (b) reduce the benefits of the Merger to such a degree that Cullen/Frost would not have entered into the Merger Agreement had such conditions, restrictions or requirements been known at the date of the Merger Agreement; (iii) no court or regulatory authority shall have taken any action prohibiting the consummation of the transactions contemplated by the Merger Agreement; (iv) the Registration Statement shall have been declared effective by the Commission and shall not be subject to a stop order or any threatened stop order; (v) the shares of Cullen/Frost Common Stock issuable in connection with the Merger shall have been qualified, registered or otherwise approved for exchange under the securities laws of the various states in which such qualification, registration or approval is required; (vi) the shares of Cullen/Frost Common Stock issuable pursuant to the Merger shall have been approved for listing on the NYSE; (vii) Cullen/Frost shall have received an opinion of Wachtell, Lipton, Rosen & Katz, special counsel to Cullen/Frost, as to certain tax matters; (viii) Overton shall have received an opinion of Sullivan & Cromwell, special counsel to Overton, as to certain tax matters; (ix) each party's representations and warranties shall remain accurate and each party shall have performed in all material respects all of the obligations required to be performed by it pursuant to the Merger Agreement, and shall have delivered certificates confirming satisfaction of the foregoing requirements; (x) termination of the Shareholders Agreement, which termination shall occur contemporaneously with the Closing; (xi) no person shall have become an Acquiring Person and no Separation Time shall have occurred with respect to the Cullen/Frost Rights Plan (as such terms are hereinafter defined); and
(xii) each party shall have received a letter of its independent accountants concurring with the conclusion of Cullen/Frost and Overton that the Merger will be accounted for as a pooling of interests.

  No assurances can be provided as to when or if all of the conditions precedent to the Merger can or will be satisfied or waived by the appropriate party. As of the date of this Proxy Statement/Prospectus, the parties have no reason to believe that any of the conditions set forth above will not be satisfied.

  The conditions to consummation of the Merger, may generally be waived, in whole or in part, to the extent permissible under applicable law, by the party for whose benefit the condition has been imposed, without the approval of the Overton shareholders.

FEDERAL RESERVE APPROVAL

  Federal Reserve Board. The Merger is subject to prior approval by the Federal Reserve under Section 3(a)(3) and 3(a)(5) of the BHC Act. The BHC Act requires the Federal Reserve, when considering a transaction such as the Merger, to take into consideration the financial and managerial resources (including the competence, experience and integrity of the officers, directors and principal shareholders) and future prospects of the institutions and the convenience and needs of the communities to be served. In addition, under the Community Reinvestment Act of 1977, as amended (the "CRA"), the Federal Reserve must take into account the record of performance of the acquiring institution in meeting the credit needs of the entire community, including low- and moderate-income neighborhoods, served by such institution. Cullen/Frost filed its notice regarding the Merger with the Federal Reserve on March 2, 1998.

  The BHC Act also prohibits the Federal Reserve Board from approving a merger if it would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or if its effect in any section of the country would be substantially to lessen competition or to tend to create a monopoly, or if it would in any other manner result in a restraint of trade, unless the Federal Reserve finds that the anticompetitive effects of the merger are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served.

  The Federal Reserve will furnish notice and a copy of the application for approval of the Merger to the OCC. The OCC has 30 days to submit its views and recommendations to the Federal Reserve. The Federal Reserve is required to hold a public hearing in the event it receives a written recommendation of disapproval of the application from the OCC within such 30-day period. Furthermore, applicable Federal law provides for the publication of notice and public comment on applications filed with the Federal Reserve and authorizes such agency to permit interested parties to participate in the proceedings. If an interested party is permitted to participate, such participation could delay the regulatory approvals required for consummation of the Merger.

  Assuming Federal Reserve approval, the Merger may not be consummated until 30 days after such approval, during which time the United States Department of Justice may challenge the Merger on antitrust grounds. The commencement of an antitrust action would stay the effectiveness of the Federal Reserve's approval unless a court specifically ordered otherwise. With the approval of the Federal Reserve and the concurrence of the Department of Justice, the waiting period may be reduced to no less than 15 days. Cullen/Frost and Overton believe that they will be able to obtain Federal Reserve approval on a timely basis without the imposition of any condition that would have a material adverse effect on Cullen/Frost.

  Status of Regulatory Approval and Other Information. Cullen/Frost and Overton have filed an application with the Federal Reserve and have taken other appropriate action with respect thereto. The Merger Agreement provides that the obligation of each of Cullen/Frost and Overton to consummate the Merger is conditioned upon, among other things, (i) the receipt of Federal Reserve approval, (ii) the termination or expiration of all statutory or regulatory waiting periods in respect thereof and (iii) such approval not containing conditions, restrictions or requirements that the Cullen/Frost Board reasonably determines in good faith would, after the Effective Date, have a material adverse effect on Cullen/Frost and its subsidiaries taken as a whole or reduce the benefits of the transactions contemplated in the Merger Agreement to such a degree that Cullen/Frost would not have entered into the Merger Agreement had such been known at the date of the Merger Agreement.

  THE MERGER CANNOT PROCEED IN THE ABSENCE OF FEDERAL RESERVE APPROVAL. THERE CAN BE NO ASSURANCES THAT SUCH APPROVAL WILL BE OBTAINED OR AS TO THE DATES OF SUCH APPROVAL. THERE CAN ALSO BE NO ASSURANCE THAT SUCH APPROVAL WILL NOT CONTAIN A CONDITION, RESTRICTION OR REQUIREMENT THAT CAUSES SUCH APPROVAL TO FAIL TO SATISFY THE CONDITIONS SET FORTH IN THE MERGER AGREEMENT. SEE "--THE EFFECTIVE TIME," "--CONDITIONS TO CONSUMMATION" AND " --AMENDMENT, WAIVER AND TERMINATION."

AMENDMENT, WAIVER AND TERMINATION

  To the extent permitted by law, Overton and Cullen/Frost may amend the Merger Agreement by written agreement at any time, except that after the Special Meeting, the Merger Agreement may not be amended if it would violate the TBCA or reduce the consideration to be received by Overton Shareholders in the Merger. Prior to or at the Effective Time, either Overton or Cullen/Frost may waive any default in the performance of any term of the Merger Agreement by the other party, may waive or extend the time for the fulfillment by the other party of any of its obligations under the Merger Agreement, and may waive any of the conditions precedent to the obligations of such party under the Merger Agreement, except any condition that, if not satisfied, would result in the violation of an applicable law or governmental regulation.

  The Merger Agreement may be terminated, and the Merger abandoned, at any time prior to the Effective Time by mutual consent of the Overton Board and the Cullen/Frost Board. In addition, the Merger Agreement may be terminated, and the Merger abandoned, prior to the Effective Time by either Cullen/Frost or Overton if:

(i) the other party breaches, and does not timely cure any breach of, a representation, warranty, covenant or other agreement contained in the Merger Agreement and such breach, individually or in the aggregate, has a Material Adverse Effect on the non-breaching party; (ii) any consent or approval of certain regulatory authorities is denied by final nonappealable action of such authority or the Overton Shareholders; or (iii) the Merger has not been consummated by July 31, 1998, except to the extent that the failure to consummate the Merger arises out of or result from the knowing action or inaction of the party seeking to terminate the Merger Agreement.

  In addition, the Overton Board may terminate the Merger Agreement, if the Cullen/Frost Average Stock Price is less than $46.55 at any time during the five-day period commencing with the date the last of certain conditions to the closing have been satisfied. If the Overton Board elects to terminate the Merger Agreement in such a case, Cullen/Frost, upon receipt of a notice from Overton that it intends to terminate the Merger Agreement, may increase the Exchange Ratio so that the number of shares of Cullen/Frost Common Stock received by Overton's Shareholders for each share of Overton Common Stock would equal (i) $46.55 times the Exchange Ratio, divided by (ii) the Cullen/Frost Average Stock Price, as defined in the Merger Agreement. If Cullen/Frost elects in such circumstance to increase the exchange ratio, the Merger will close and Overton shareholders will receive more shares of Cullen/Frost Common Stock based upon the increased Exchange Ratio.

CONDUCT OF BUSINESS PENDING THE MERGER

  Overton. Overton has agreed in the Merger Agreement, unless the prior written consent of Cullen/Frost is obtained and except as otherwise contemplated by the Merger Agreement, not to, and to cause each of its subsidiaries not to:

    (i) conduct the business of Overton and its subsidiaries other than in the ordinary and usual course or fail to use reasonable efforts to preserve intact their business organizations and assets and maintain their rights, franchises and existing relations with customers, suppliers, employees and business associates, or take any action reasonably likely to have an adverse effect upon Overton's ability to perform any of its material obligations under the Merger Agreement;

    (ii) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of, or rights to acquire, Overton Common Stock, enter into any agreement with respect to the foregoing, or permit any additional shares of Overton Common Stock to become subject to new grants of employee or director stock options, other rights or similar stock-based employee rights;

    (iii) (a) make, declare, pay or set aside for payment any dividend (other than an annual cash dividend in an amount not to exceed $0.80 per share and dividends to Overton from its wholly owned subsidiaries) on or in respect of, or declare or make any distribution on, any shares of Overton stock or
  (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of capital stock;

    (iv) enter into or amend or renew any employment, consulting, severance or similar agreements with any director, officer or employee of Overton or its subsidiaries, or grant any salary or wage increase or increase any employee benefit, except (a) for normal individual increases in compensation to employees, (b) for other changes that are required by applicable law, (c) to satisfy previously disclosed contractual obligations, (d) for grants of awards to newly hired employees consistent with past practice or (e) benefits otherwise discussed in this Proxy Statement/Prospectus;

    (v) enter into, establish, adopt or amend (except as may be required by applicable law or to satisfy previously disclosed contractual obligations) any benefit plan in respect of any director, officer or employee of Overton or its subsidiaries, or take any action to accelerate the vesting or exercisability of stock options, restricted stock or other compensation or benefits payable thereunder;

    (vi) sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties except in the ordinary course of business and in a transaction that is not material;

    (vii) acquire all or any portion of, the assets, business, deposits or properties of any other entity except in the ordinary course of business and in a transaction that is not material;

    (viii) amend its or any subsidiary's articles or certificate of incorporation or bylaws;

    (ix) implement or adopt any change in its accounting principles, practices or methods, other than as may be required by generally accepted accounting principles;

    (x) except in the ordinary course of business consistent with past practice, enter into or terminate any material contract or amend or modify in any material respect any of its existing material contracts;

    (xi) except in the ordinary course of business consistent with past practice, generally settle any material claim, action or proceeding except for any claim, action or proceeding involving solely money damages in an amount that is not material;

    (xii) (a) take any action reasonably likely to prevent or impede the Merger from qualifying (1) for "pooling-of-interests" accounting treatment or (2) as a reorganization for tax purposes; or (b) knowingly take any action that is intended or is reasonably likely to result in (1) any of its representations and warranties set forth in the Merger Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (2) any of the conditions to the Merger not being satisfied, (3) a material violation of any provision of the Merger Agreement or (4) a delay in the consummation of the Merger except, in each case, as may be required by applicable law or regulation;

    (xiii) incur any indebtedness for borrowed money other than in the ordinary course of business;

    (xiv) without first consulting with Cullen/Frost, enter into, renew or increase any loan or credit commitments that (a) is in excess of $1 million, (b) is not in compliance with Overton's lending policies, or (c) is to an entity on a "watch list" in excess of $250,000; or

    (xv) agree or commit to do any of the foregoing.

  In addition, Overton has agreed that it shall not, and shall cause its subsidiaries and its subsidiaries' officers, directors, agents, advisers and affiliates not to, solicit or encourage inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential information to, or have any discussions with, any person relating to, any tender or exchange offer, proposal for a merger, consolidation or other business combination involving Overton or any of its subsidiaries or any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the assets or deposits of, Overton or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement (an "Acquisition Proposal"). In the Merger Agreement, Overton agreed to cease and cause to be terminated any activities, discussions or negotiations conducted prior to the date of the Merger Agreement with any parties other than Cullen/Frost with respect to any of the foregoing and agreed to use its reasonable best efforts to enforce any confidentiality or similar agreement relating to an Acquisition Proposal. Overton has agreed to promptly advise Cullen/Frost following the receipt by Overton of any Acquisition Proposal and the substance thereof, and promptly advise Cullen/Frost of any developments with respect to any Acquisition Proposal.

  Cullen/Frost. Cullen/Frost has agreed in the Merger Agreement, unless the prior written consent of Overton is obtained, and except as otherwise contemplated by the Merger Agreement, not to, and cause each of its subsidiaries not to:

    (i) make, declare, pay or set aside for payment any extraordinary dividend;

    (ii) (a) take any action reasonably likely to prevent or impede the Merger from qualifying (1) for pooling-of-interests accounting treatment or
  (2) as a reorganization for tax purposes; or (b) knowingly take any action that is intended or is reasonably likely to result in (1) any of its representations and warranties set forth in the Merger Agreement being or becoming untrue, (2) any of the conditions to the Merger not being satisfied, (3) a material violation of any provision of the Merger Agreement or (4) a delay in the consummation of the Merger except in each case, as may be required by applicable law or regulation; or

    (iii) agree or commit to do any of the foregoing.

EXPENSES AND FEES

  The Merger Agreement provides that each party shall be responsible for all expenses incurred by it in connection with the negotiation and consummation of the transactions contemplated by the Merger Agreement.

ACCOUNTING TREATMENT

  Consummation of the Merger is conditioned upon the receipt by Cullen/Frost and Overton of a letter from their respective independent public accountants indicating their concurrence with management of Cullen/Frost and Overton that the Merger qualifies for "pooling-of-interests" accounting treatment, if it is closed and consummated in accordance with the terms of the Merger Agreement. Under the pooling-of-interests method of accounting, the historical basis of the assets and liabilities of Cullen/Frost and Overton will be combined at the Effective Date and carried forward at their previously recorded amounts and the shareholders' equity accounts of Overton and Cullen/Frost will be combined on Cullen/Frost's consolidated statement of condition. Income and other financial statements of Cullen/Frost issued after consummation of the Merger will be restated retroactively to reflect the consolidated operations of Cullen/Frost and Overton as if the Merger had taken place prior to the periods covered by such financial statements. See "Summary" and "Selected Pro Forma Financial Data of Cullen/Frost and Overton Combined."

TERMINATION OF THE SHAREHOLDERS AGREEMENT

  The Shareholders Agreement provides, among other things, that shares of Overton Common Stock subject to the Shareholders Agreement, (and such successor stock as is received by parties to the Shareholders Agreement in any other corporation or entity by virtue of an exchange of capital, including the Merger), are subject to certain restrictions on disposition and on exercise of voting rights attaching thereto. In particular, parties to the Shareholders Agreement may not sell, assign, exchange or otherwise dispose of their shares without having first offered those shares to other parties to the Shareholders Agreement following the procedures established in the Shareholders Agreement. In addition, under circumstances specified in the Shareholders Agreement, parties to the Shareholders Agreement vest the Chairman of Overton or his designee with a proxy to vote their shares of Overton Common Stock subject to the Shareholders Agreement in accordance with the course of action determined through a poll duly conducted in accordance with the terms of the Shareholders Agreement.

  Termination of the Shareholders Agreement was made a condition to closing as the restrictions mentioned above would otherwise have applied to shares of Cullen/Frost Common Stock issued to parties to the Shareholders Agreement in the Merger. The stated purpose and intent of the Shareholders Agreement could not be carried out subsequent to consummation of the Merger.

  Overton Shareholders are being asked to consent to the termination of the Shareholders Agreement. The consent of Overton Shareholders representing at least 80% (or 690,868 shares) of the shares of Overton Common Stock subject to the Shareholders Agreement is required to terminate the Shareholders Agreement.

DISSENTERS' RIGHTS

  The TBCA generally provides that any shareholder of a closely held Texas corporation shall have the right to dissent from any plan of merger to which such corporation is a party, if shareholder approval is required.

  Set forth below is a summary of the procedures relating to the exercise of the right to dissent as provided in the TBCA. The summary does not purport to be complete and is qualified in its entirety by reference to Articles 5.11,
5.12 and 5.13 of the TBCA, COPIES OF WHICH ARE ATTACHED AS APPENDIX C TO THIS PROXY STATEMENT/PROSPECTUS. FAILURE TO COMPLY WITH ANY OF THE REQUIRED STEPS MAY RESULT IN THE LOSS OF AN OVERTON SHAREHOLDER'S RIGHT TO DISSENT. IF THE RIGHT TO DISSENT IS LOST DUE TO AN OVERTON SHAREHOLDER'S FAILURE TO COMPLY WITH THE PROCEDURAL REQUIREMENTS OF ARTICLES 5.12 AND 5.13 OF THE TBCA, SUCH OVERTON SHAREHOLDER WILL RECEIVE THE MERGER CONSIDERATION FOR EACH SHARE OWNED. NO INTEREST WILL BE PAID WITH RESPECT TO CASH RECEIVED IN LIEU OF FRACTIONAL SHARES.

  Each Overton Shareholder has a right to dissent which can be exercised only by complying with the following procedures: (i) with respect to the proposal to approve the Merger Agreement that is being submitted to a vote of the Overton Shareholders at the Special Meeting, such Overton Shareholder must file with Overton, prior to the Special Meeting, a written objection to the Merger, setting out that such Overton Shareholder's right to dissent will be exercised if the Merger is effective and giving such Overton Shareholder's address, to which notice thereof shall be delivered or mailed in the event that the Merger is consummated; and (ii) if the Merger is effected and such Overton Shareholder shall not have voted in favor of the Merger, Cullen/Frost, as the surviving corporation shall, within 10 days after the Merger is effective, deliver or mail to such Overton Shareholder written notice that the Merger has been effected, and such Overton Shareholder may, within 10 days from the delivery or mailing of the notice, make written demand on Cullen/Frost, as the surviving corporation, for payment of the fair value of such Overton Shareholder's shares of Overton Common Stock.

  An Overton Shareholder who votes in favor of the Merger Agreement will be deemed to have waived the right to dissent. However, as described above, a vote against the Merger Agreement alone will not satisfy the requirements of the TBCA relative to the right to dissent.

  The fair value of the Overton Common Stock shall be the value thereof as of the day immediately preceding the Special Meeting, excluding any appreciation or depreciation in anticipation of the Merger. The demand shall state the number of Dissenting Shares of Overton Common Stock owned by Overton Shareholder and the fair value of such Dissenting Shares as estimated by the Overton Shareholder. Any Overton Shareholder failing to make demand within the 10 day period shall be bound by the Merger Agreement and the Merger and will receive the Merger consideration in accordance with the Merger Agreement. Within 20 days after demanding payment for his shares, each holder of certificates formerly representing shares of Overton Common Stock so demanding payment shall submit such certificates to Overton for notation thereon that such demand has been made. The failure of holders of such certificates to do so shall, at the option of Overton, terminate such Overton Shareholder's rights to dissent, unless a court of competent jurisdiction for good and sufficient cause shall otherwise direct.

  Any Overton Shareholder who has demanded payment for such Overton Shareholder's Dissenting Shares in accordance with the TBCA shall not thereafter be entitled to vote or exercise any other rights of a shareholder except the right to receive payment for such Overton Shareholder's Dissenting Shares of Overton Common Stock in accordance with the TBCA and the right to maintain an appropriate action to obtain relief on the ground that the Merger would be or was fraudulent. The respective shares of Overton Common Stock for which payment has been properly demanded shall not thereafter be considered outstanding for the purposes of any subsequent vote of shareholders.

  Within 20 days after receipt by Cullen/Frost, as the surviving corporation, of a demand for payment made by a dissenting Overton Shareholder, Cullen/Frost shall deliver or mail to the dissenting Overton Shareholder a written notice that shall either: (i) state that Overton accepts the amount claimed in the demand and agrees to pay that amount within 90 days after the date on which the Merger was effected and upon the surrender of the share certificates duly endorsed, or (ii) contain an estimate by Overton of the fair value of the shares of Overton Common Stock, together with an offer to pay the amount of that estimate within 90 days after the date on which the Merger was effected, upon receipt of notice within 60 days after that date from the Overton Shareholder that the Overton Shareholder agrees to accept that amount, upon the surrender of the certificates duly endorsed.

  If, within 60 days after the date on which the Merger was effected, the value of the Dissenting Shares of Overton is agreed upon between the Overton Shareholder and Cullen/Frost, payment for the Dissenting Shares shall be made within ninety days after the date on which the Merger was effected and upon surrender of the Dissenting Share certificates duly endorsed.

  If, within the period of 60 days after the date on which the Merger was effected, the dissenting Overton Shareholder and Cullen/Frost do not so agree, then the Overton Shareholder or Cullen/Frost may, within 60 days after the expiration of such 60 day period, file a petition in any court of competent jurisdiction in the county in which the principal office of Cullen/Frost is located asking for a finding and determination of the fair value of the Overton Shareholder's Dissenting Shares. Upon the filing of any such petition by an Overton Shareholder, Cullen/Frost must file a petition within 10 days in the same court which lists the names and addresses of all Overton Shareholders who have made such a demand. The clerk of the court shall give notice of the time and place fixed for the hearing of the petition by registered mail to Cullen/Frost and to the Overton Shareholders who have demanded payment for their Dissenting Shares and with whom agreements as to the value of their Dissenting Shares have not been reached by Cullen/Frost. Cullen/Frost and all dissenting Overton Shareholders so notified shall be bound by the final judgment of such court.

  After the hearing on the petition, the court shall determine the Overton Shareholders who have complied with the provisions of Article 5.12 of the TBCA and have become entitled to the valuation of and payment for their dissenting Shares, and shall appoint one or more qualified appraisers to determine that value and file a report of that value with the clerk of the court. In addition to having the power to examine the books and records of Overton, the appraisers shall afford a reasonable opportunity to the interested parties to submit to the appraisers pertinent evidence as to the value of the shares of Overton Common Stock.

  Each party will have reasonable opportunity to submit to the appraisers pertinent evidence as to the value of the Dissenting Shares of Overton Common Stock. Either party may make exceptions to the appraiser's report. The court will then determine the fair value of the Dissenting Shares and will direct Cullen/Frost to pay the value together with interest thereon beginning on the 91st day after the Effective Time to the date of the judgment to such Dissenting Overton Shareholders entitled to payment. The judgment shall be payable to the Overton Shareholder of Dissenting Shares represented by certificates only upon, and simultaneously with, the surrender to Cullen/Frost of duly endorsed certificates for those Dissenting Shares. Upon payment of the judgment, the dissenting Overton Shareholders shall cease to have any interest in those Dissenting Shares or in Overton.

  Any Overton Shareholder who has demanded payment for his shares of Overton Common Stock in accordance with the TBCA may withdraw such demand at any time before payment for such Dissenting Shares or before any petition has been filed pursuant to the TBCA asking for a finding and determination of the fair value of such Dissenting Shares, but no such demand may be withdrawn after such payment has been made or, unless Overton shall consent thereto, after any such petition has been filed. However, if: (i) such demand shall be withdrawn in the manner described above, (ii) pursuant to the TBCA, Overton shall terminate the Overton Shareholder's rights to dissent under Article 5.13(B) of the TBCA, (iii) no petition asking for a finding and determination of fair value of such shares of Overton Common Stock by a court shall have been filed within the time provided in the TBCA, or (iv) after the hearing of a petition filed pursuant to the TBCA, the court shall determine that such Overton Shareholder is not entitled to the relief provided by the TBCA, then, in any such case, such Overton Shareholder and all persons claiming under him shall be conclusively presumed to have approved and ratified the Merger and shall be bound thereby, the right of such Overton Shareholder to be paid the fair value of such Dissenting Shares shall cease the Overton Shareholder's status as a shareholder shall be restored without prejudice to any corporate proceedings which may have been taken during the interim, and such Overton Shareholder shall be entitled to receive any dividends or other distributions made to the Overton Shareholders in the interim.

STOCK EXCHANGE LISTING OF CULLEN/FROST COMMON STOCK

  Cullen/Frost has agreed to use its reasonable best efforts to list, prior to the Effective Date, on the NYSE, subject to official notice of issuance, the shares of Cullen/Frost Common Stock to be issued to the Overton Shareholders in connection with the Merger.

RESALES OF CULLEN/FROST COMMON STOCK

  The shares of Cullen/Frost Common Stock issued in connection with the Merger will be freely transferable under the Securities Act, except for shares issued to any Overton Shareholder who may be deemed to be an "affiliate" (generally including, without limitation, directors, certain executive officers and beneficial owners of 10% or more of any class of capital stock of Overton) for purposes of Rule 145 under the Securities Act as of the date of the Special Meeting. Such affiliates may not sell their shares of Cullen/Frost Common Stock acquired in connection with the Merger except pursuant to an effective registration statement under the Securities Act or other applicable exemption from the registration requirements of the Securities Act. Commission guidelines regarding qualifying for the "pooling of interests" method of accounting also limit sales of shares of the acquiring and acquired company by affiliates of either company in a business combination. Commission guidelines also indicate that the "pooling of interests" method of accounting will generally not be challenged on the basis of sales by affiliates of the acquiring or acquired company if they do not dispose of any of the shares of the corporation with which they are affiliated or, in the case of the acquired corporation, shares of the corporation in which they will receive stock in connection with a merger during the period beginning 30 days before the merger and ending when financial results covering at least 30 days of post-merger operations of the combined operations have been published.

  Each of Cullen/Frost and Overton has agreed in the Merger Agreement to use its reasonable best efforts to cause each person who may be deemed to be an affiliate of such party to execute and deliver to Cullen/Frost and Overton, respectively, an agreement pursuant to which such person agrees, among other things, not to offer to sell, transfer or otherwise dispose of any of the shares of Cullen/Frost Common Stock distributed to them pursuant to the Merger except (i) with respect to affiliates of Overton, in compliance with Rule 145 under the Securities Act, or in a transaction that, in the opinion of counsel reasonably satisfactory to Cullen/Frost, is otherwise exempt from the registration requirements of the Securities Act, or in an offering which is registered under the Securities Act and (ii) with respect to affiliates of each of Overton and Cullen/Frost, in compliance with Commission guidelines regarding qualifying for "pooling of interests" accounting treatment. Cullen/Frost may place restrictive legends on certificates representing Cullen/Frost Common Stock issued to all persons who are deemed to be affiliates of Overton under Rule 145. This Proxy Statement/Prospectus does not cover resales of Cullen/Frost Common Stock received by any person who may be deemed to be an affiliate of Overton.

                   DESCRIPTION OF CULLEN/FROST CAPITAL STOCK

  The descriptive information below outlines certain provisions of the Cullen/Frost Articles of Incorporation, the Cullen/Frost Bylaws and the TBCA. The information does not purport to be complete and is qualified in all respects by reference to the provisions of the Cullen/Frost Articles of Incorporation and the Cullen/Frost Bylaws, which are incorporated by reference as exhibits to the Registration Statement, and the TBCA. See "Available Information."

GENERAL

  Cullen/Frost's authorized capital stock consists of 60,000,000 shares of Cullen/ Frost Common Stock, and 10,000,000 shares of preferred stock, par value--per share ("Cullen/Frost Preferred Stock"). As of March 10, 1998 there were 22,256,610 shares of Cullen/Frost Common Stock outstanding and no shares of Cullen/Frost Preferred Stock outstanding. In addition, on March 10, 1998, 2,729,201 shares of Cullen/Frost Common Stock were reserved for issuance upon conversion of notes, exercise of stock options and awards.

  The Cullen/Frost Board intends to propose amendments to the Cullen/Frost Articles at its 1998 Annual Meeting of Shareholders, scheduled for May 27, 1998 that would increase the number of authorized common shares to 90,000,000 and would reduce the per share par value to $0.01. This amendment has not been reflected in the Pro Forma balances included in this document.

  Because Cullen/Frost is a holding company, the rights of Cullen/Frost to participate in any distribution of assets of any subsidiary upon its liquidation or reorganization or otherwise (and thus the ability of Cullen/Frost's shareholders to benefit indirectly from such distribution) would be subject to the prior claims of creditors of that subsidiary, except to the extent that Cullen/Frost itself may be a creditor of that subsidiary with recognized claims. Claims on Cullen/Frost's subsidiaries by creditors other than Cullen/Frost will include substantial obligations with respect to deposit liabilities and purchased funds.

PREFERRED STOCK

  The Cullen/Frost Board is authorized to fix the preferences, limitations and relative rights of the Cullen/Frost Preferred Stock and may establish series of such Cullen/Frost Preferred Stock and determine the variations between series, and may cause Cullen/Frost to issue any such shares without the approval of the holders of Cullen/Frost Common Stock. If and when any Cullen/Frost Preferred Stock is issued, the holders of Cullen/Frost Preferred Stock may have a preference over holders of Cullen/Frost Common Stock in the payment of dividends, upon liquidation of Cullen/Frost, in respect of voting rights and in the redemption of the capital stock of Cullen/Frost.

COMMON STOCK

  Dividends. The holders of Cullen/Frost Common Stock are entitled to share ratably in dividends when and if declared by the Cullen/Frost Board from funds legally available therefor.

  Voting Rights. Each holder of Cullen/Frost Common Stock has one vote for each share held on matters presented for consideration by the shareholders.

  Classification of Board of Directors. The Cullen/Frost Board is divided into three classes, each serving three-year terms, so that approximately one-third of the directors of Cullen/Frost are elected at each annual meeting of the shareholders of Cullen/Frost. Classification of the Cullen/Frost Board has the effect of decreasing the number of directors that could be elected in a single year by any person who seeks to elect its designees to a majority of the seats on the Cullen/Frost Board and thereby could impede a change in control of Cullen/Frost.

  Preemptive Rights. The holders of Cullen/Frost Common Stock have no preemptive rights to acquire any additional shares of Cullen/Frost Common Stock.

  Issuance of Stock. The Cullen/Frost Articles authorize the Cullen/Frost Board to issue authorized shares of Cullen/Frost Common Stock and Cullen/Frost Preferred Stock and any other securities without shareholder approval. However, Cullen/Frost Common Stock is listed on the NYSE, which requires shareholder approval of the issuance of additional shares of Cullen/Frost Common Stock under certain circumstances.

  Liquidation Rights. In the event of liquidation, dissolution or winding-up of Cullen/Frost, whether voluntary or involuntary, the holders of Cullen/Frost Common Stock will be entitled to share ratably in any of its assets or funds that are available for distribution to its shareholders after the satisfaction of its liabilities (or after adequate provision is made therefor) and after preferences of any outstanding Cullen/Frost Preferred Stock. Cullen/Frost Common Stock is neither redeemable nor convertible into another security of Cullen/Frost.

SHAREHOLDER PROTECTION RIGHTS PLAN

  On July 25, 1989, the Cullen/Frost Board declared a dividend of one preferred share purchase right (a "Right") for each share of Cullen/Frost Common Stock held of record at the close of business on August 1, 1989, or issued thereafter and prior to the Separation Time. The Rights were issued pursuant to a Rights Agreement, dated as of July 25, 1989, between Cullen/Frost and The Bank of New York, as rights agent (the "Original Rights Agreement"). On July 30, 1996, Cullen/Frost amended and restated the Original Rights Agreement in its entirety (the "Restated Rights Agreement") and appointed Frost Bank to replace The Bank of New York, as Rights Agent. The terms of the Rights, as so amended by the Restated Rights Agreement, are as follows:

  Each Right entitles its registered holder to purchase from Cullen/Frost, after the Separation Time, one one-hundredth of a share of Junior Participating Preferred Stock, par value $5.00 per share (the "Junior Preferred Stock"), for $100 (the "Exercise Price"), subject to adjustment. The Rights will be evidenced by the Cullen/Frost Common Stock certificates until the close of business on the earlier of the date (either, the "Separation Time") that is (i) the 10th business day (or such later date as the Cullen/Frost Board of Directors may from time to time fix by resolution adopted prior to the Separation Time that would otherwise have occurred) after the date on which any Person (as defined in the Restated Rights Agreement) commences a tender or exchange offer which, if consummated, would result in such Person's becoming an Acquiring Person, or
(ii) the tenth business day (or such earlier or later date as the Cullen/Frost Board may from time to time fix by resolution adopted prior to the Flip-in Date (as hereinafter defined) that would otherwise have occurred) after the first date of public announcement by Cullen/Frost that such Person has become an Acquiring Person (the "Flip-in Date"); provided that if a tender or exchange offer referred to in clause (i) is canceled, terminated or otherwise withdrawn prior to the Separation Time without the purchase of any shares of Cullen/Frost Common Stock pursuant thereto, such offer shall be deemed never to have been made. An Acquiring Person is any Person who is the Beneficial Owner (as defined in the Restated Rights Agreement) of 10% or more of the outstanding shares of Cullen/Frost Common Stock, provided, however, such term shall not include (i) Cullen/Frost, any wholly-owned subsidiary of Cullen/Frost or any employee stock ownership or other employee benefit plan of Cullen/Frost, (ii) any Person who is the Beneficial Owner of 10% or more of the outstanding Cullen/Frost Common Stock as of the date of the Restated Rights Agreement or who shall become the Beneficial Owner of 10% or more of the outstanding Cullen/Frost Common Stock solely as a result of an acquisition of Cullen/Frost Common Stock by Cullen/Frost, until such time as such Person acquires additional Cullen/Frost Common Stock, other than through a dividend or stock split, (iii) any Person who becomes an Acquiring Person without any plan or intent to seek or affect control of Cullen/Frost if such Person promptly divests sufficient securities such that such 10% or greater Beneficial Ownership ceases or (iv) any Person who Beneficially Owns as defined in the Restated Rights Agreement shares of Common Stock consisting solely of (a) shares acquired pursuant to the grant or exercise of an option granted by Cullen/Frost in connection with an agreement to merge with, or acquire, Cullen/Frost prior to a Flip-in Date, (b) shares owned by such Person and its Affiliates (as defined in the Restated Rights Agreement) and Associates (as defined in the Restated Rights Agreement) at the time of such grant, (c) shares, amounting to less than 1% of the outstanding Cullen/Frost Common Stock, acquired by Affiliates and Associates of such Person after the time of such grant or (d) shares that are held by such Person in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity, that are Beneficially Owned as defined in the Restated Rights Agreement by third Persons who are not Affiliates or Associates of such Person or acting together with such Person to hold shares, or which are held by such Person in respect of a debt previously contracted. The Restated Rights Agreement provides that, until the Separation Time, the Rights will be transferred with and only with the Cullen/Frost Common Stock. Cullen/Frost Common Stock certificates issued prior to the Separation Time shall evidence one Right for each share of Cullen/Frost Common Stock represented thereby and shall contain a legend incorporating by reference the terms of the Restated Rights Agreement (as such may be amended from time to time). Notwithstanding the absence of the aforementioned legend, certificates evidencing shares of Cullen/Frost Common Stock outstanding on or prior to the Record Date ("Record Date") or which bear an earlier form of legend shall also evidence one Right for each share of Cullen/Frost Common Stock evidenced thereby. Promptly following the Separation Time, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of Cullen/Frost Common Stock at the Separation Time.

  The Rights will not be exercisable until the Business Day (as defined in the Restated Rights Agreement) following the Separation Time. The Rights will expire on the earlier of (i) the close of business on July 25, 1999 and (ii) the date on which the Rights are redeemed as described below (in any such case, the "Expiration Time").

  The Exercise Price and the number of Rights outstanding, or in certain circumstances the securities purchasable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution in the event of a Cullen/Frost Common Stock dividend on, or a subdivision or a combination into a smaller number of shares of, Cullen/Frost Common Stock, or the issuance or distribution of any securities or assets in respect of, in lieu of or in exchange for Cullen/Frost Common Stock.

  In the event that prior to the Expiration Time a Flip-in Date occurs, each Right (other than Rights Beneficially Owned by the Acquiring Person or any affiliate or associate thereof, which Rights shall become void) shall constitute the right to purchase from Cullen/Frost, upon the exercise thereof in accordance with the terms of the Restated Rights Agreement, that number of shares of Cullen/Frost Common Stock having an aggregate Market Price (as defined in the Restated Rights Agreement), on the date of the public announcement of an Acquiring Person's becoming such (the "Stock Acquisition Date") that gave rise to the Flip-in Date, equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price. In addition, the Cullen/Frost Board may, at its option, at any time after a Flip-in Date and prior to the time an Acquiring Person becomes the Beneficial Owner of more than 50% of the outstanding shares of Cullen/Frost Common Stock, elect to exchange all (but not less than all) the then outstanding Rights (other than Rights Beneficially Owned by the Acquiring Person or any affiliate or associate thereof, which Rights become void) for shares of Cullen/Frost Common Stock at an exchange ratio of one share of Cullen/Frost Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of the Separation Time (for purposes of this section only, the "Exchange Ratio"). Immediately upon such action by the Cullen/Frost Board (the "Exchange Time") the Rights will terminate and each Right will represent only the right to receive a number of shares of Cullen/Frost Common Stock equal to the Exchange Ratio.

  Whenever Cullen/Frost shall become obligated under the preceding paragraph to issue shares of Cullen/Frost Common Stock upon exercise of or in exchange for Rights, Cullen/Frost, at its option, may substitute therefor shares of Preferred Stock, at a ratio of one one-hundredth of a share of Preferred Stock for each share of Cullen/Frost Common Stock so issuable.

  In the event that prior to the Expiration Time Cullen/Frost enters into, consummates or permits to occur a transaction or series of transactions after the time an Acquiring Person has become such in which, directly or indirectly,
(i) Cullen/Frost shall consolidate or merge or participate in a binding share exchange with any other Person if, at the time of the consolidation, merger or share exchange or at the time Cullen/Frost enters into an agreement with respect to such consolidation, merger or share exchange, the Acquiring Person Controls (as defined in the Restated Rights Agreement) the Cullen/Frost Board and either (a) any term of or arrangement concerning the treatment of shares of capital stock in such merger, consolidation or share exchange relating to the Acquiring Person is not identical to the terms and arrangements relating to other holders of Cullen/Frost Common Stock or (b) the Person with whom the transaction or series of transactions occurs is the Acquiring Person or an Affiliate or Associate of the Acquiring Person, (ii) Cullen/Frost shall sell or otherwise transfer (or one or more of its subsidiaries shall sell or otherwise transfer) assets (a) aggregating more than 50% of the assets (measured by either book value or fair market value) or (b) generating more than 50% of the operating income or cash flow, of Cullen/Frost and its subsidiaries (taken as a whole) to any other Person (other than Cullen/Frost or one or more of its wholly-owned subsidiaries) or to two or more such Persons which are affiliated or otherwise acting in concert, if, at the time such sale or transfer of assets or at the time Cullen/Frost (or any such subsidiary) enters into an agreement with respect to such sale or transfer, the Acquiring Person Controls the Cullen/Frost Board or (iii) any Acquiring Person shall (a) sell, purchase, lease, exchange, mortgage, pledge, transfer or otherwise acquire or dispose of, to, from, or with, as the case may be, Cullen/Frost or any of its subsidiaries, over any period of 12 consecutive calendar months, assets (1) having an aggregate fair market value of more than $15,000,000 or (2) on terms and conditions less favorable to Cullen/Frost than Cullen/Frost would be able to obtain through arm's-length negotiations with an unaffiliated third party, (b) receive any compensation for services from Cullen/Frost or any of its subsidiaries, other than compensation for full-time employment as a regular employee at rates in accordance with Cullen/Frost's (or its subsidiaries') past practices, (c) receive the benefit, directly or indirectly (except proportionately as a shareholder), over any period of 12 consecutive calendar months, of any loans, advances, guarantees, pledges, insurance, reinsurance or other financial assistance or any tax credits or other tax advantage provided by Cullen/Frost or any of its subsidiaries involving an aggregate principal amount in excess of $5,000,000 or an aggregate cost or transfer of benefits from Cullen/Frost or any of its subsidiaries in excess of $5,000,000 or, in any case, on terms and conditions less favorable to Cullen/Frost than Cullen/Frost would be able to obtain through arm's-length negotiations with a third party, or (d) increase by more than 1% its proportionate share of the outstanding shares of any class of equity securities or securities convertible into any class of equity securities of Cullen/Frost or any of its subsidiaries as a result of any acquisition from Cullen/Frost (with or without consideration), any reclassification of securities (including any reverse stock split), or recapitalization, of Cullen/Frost, any merger or consolidation of Cullen/Frost or any other transaction or series of transactions (whether or not with or into or otherwise involving an Acquiring Person) (a "Flip-over Transaction or Event"), Cullen/Frost shall take such action as shall be necessary to ensure, and shall not enter into, consummate or permit to occur such Flip-over Transaction or Event until it shall have entered into a supplemental agreement with the Person engaging in such Flip-over Transaction or Event or the parent corporation thereof (the "Flip-over Entity"), for the benefit of the holders of the Rights, providing, that upon consummation or occurrence of the Flip-over Transaction or Event (i) each Right shall thereafter constitute the right to purchase from the Flip-over Entity upon exercise thereof in accordance with the terms of the Restated Rights Agreement, that number of shares of common stock of the Flip-over Entity having an aggregate Market Price on the date of consummation or occurrence of such Flip-over Transaction or Event equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price and (ii) the Flip-over Entity shall thereafter be liable for, and shall assume, by virtue of such Flip-over Transaction or Event and such supplemental agreement, all the obligations and duties of Cullen/Frost pursuant to the Restated Rights Agreement. For purposes of the foregoing description, the term "Acquiring Person" shall include any Acquiring Person and its Affiliates and Associates counted together as a single Person.

  The Cullen/Frost Board may, at its option, at any time prior to the close of business on the Flip-in Date, redeem all (but not less than all) the then outstanding Rights at a price of $.01 per Right (the "Redemption Price"), as provided in the Restated Rights Agreement. Immediately upon the action of the Cullen/Frost Board electing to redeem the Rights, without any further action and without any notice, the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive the Redemption Price in cash for each Right so held.

  The holders of Rights will, solely by reason of their ownership of Rights, have no rights as shareholders of Cullen/Frost, including, without limitation, the right to vote or to receive dividends.

CHANGES IN CONTROL

  Certain provisions of the Cullen/Frost Articles, the Cullen/Frost's Bylaws and applicable United States federal law may have the effect of preventing, discouraging or delaying any change in control of Cullen/Frost. The authority of the Cullen/Frost Board to issue Preferred Stock with such rights and privileges as it may deem appropriate may enable the Cullen/Frost Board to prevent a change in control despite a shift in ownership of the Cullen/Frost Common Stock. In addition, the Cullen/Frost Board's power to issue additional shares of Cullen/Frost Common Stock may help delay or deter a change in control by increasing the number of shares needed to gain control. Moreover, the classification of the Cullen/Frost Board would delay the ability of a dissatisfied shareholder or anyone who obtains a controlling interest in the Cullen/Frost Common Stock to elect its designees to a majority of the seats on the Cullen/Frost Board. In addition, a director of Cullen/Frost may be removed only for cause and only by the affirmative vote of the holders of two-thirds of the outstanding voting shares. Such provision also may deter any change in control of Cullen/Frost.

  The Federal Change in Bank Control Act of 1978, as amended, prohibits a person or group of persons from acquiring "control" of a bank holding company unless the Federal Reserve has been given 60 days' prior written notice of such proposed acquisition and within that time period the Federal Reserve has not issued a notice disapproving the proposed acquisition or extending for up to another 30 days the period during which such a disapproval may be issued. An acquisition may be made prior to the expiration of the disapproval period if the Federal Reserve issues written notice of its intent not to disapprove the action. Under a rebuttable presumption established by the Federal Reserve, the acquisition of more than 10% of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act would, under the circumstances set forth in the presumption, constitute the acquisition of control.

  In addition, any "company" would be required to obtain the approval of the Federal Reserve under the BHC Act before acquiring 25% (5% in the case of an acquiror that is a bank holding company) or more of the outstanding shares of Cullen/Frost Common Stock, or such lesser number of shares as constitute control over Cullen/Frost.

               CERTAIN DIFFERENCES IN THE RIGHTS OF CULLEN/FROST
                     SHAREHOLDERS AND OVERTON SHAREHOLDERS

  At the Effective Time, Overton shareholders automatically will become shareholders of Cullen/Frost. Although Overton shareholders' rights will continue to be subject to the TBCA (because both Overton and Cullen/Frost are Texas corporations), their rights as shareholders will be determined by the Cullen/Frost Articles and Cullen/Frost Bylaws, instead of by the Overton and Overton Bylaws Certificate. The following is a summary of the material differences in the rights of shareholders of Cullen/Frost and Overton. This summary is necessarily general and does not purport to be a complete discussion of, and is qualified in its entirety by reference to, the TBCA and the articles or certificate of incorporation and bylaws of each corporation.

AMENDMENT OF ARTICLES OF INCORPORATION AND BYLAWS

  Cullen/Frost. The Cullen/Frost Articles do not contain provisions for amending the Cullen/Frost Articles or Cullen/Frost Bylaws. Pursuant to the TBCA, the Cullen/Frost Articles can be amended by a two-thirds vote of the Cullen/Frost Common Stock.

  Cullen/Frost's Bylaws provide that the Cullen/Frost Bylaws may be adopted, amended or repealed by a vote of a majority of the Directors or by a vote of the holders of three-fourths of the outstanding shares.

  Overton. The Overton Certificate provides that the power to alter, amend or repeal the Overton Bylaws is vested in the Board of Directors. The Overton's Certificate does not contain a provision relating to the amendment of the Overton Certificate. The Overton Bylaws provide that the Overton Bylaws may be altered, amended or repealed (i) at any shareholder meeting at which a quorum is a majority of the shares present or represented at the meeting and entitled to vote and notice of the change is contained in the notice of the meeting or
(ii) at any meeting of the Overton Board at which a quorum is present by a majority of the directors present, provided that notice of the change is contained in the notice of the meeting.

SPECIAL MEETINGS OF SHAREHOLDERS

  Cullen/Frost. A special meeting of the shareholders of Cullen/Frost may be called by the holders of at least 10% of the outstanding Cullen/Frost Common Stock entitled to vote at such meeting, by the Cullen/Frost Board, or the Senior Chairman, Chairman or President of Cullen/Frost.

  Overton. A special meeting of the shareholders of Overton may be called by the Overton Board, by the President of Overton or by the holders of at least 10% of the outstanding stock entitled to vote at such meeting.

NUMBER OF DIRECTORS, CLASSIFIED BOARD OF DIRECTORS

  Cullen/Frost. The Cullen/Frost Bylaws state that the number of directors shall consist of one or more members as determined from time to time by the Cullen/Frost Board. The Cullen/Frost Board currently has 22 directors. The Cullen/Frost Bylaws state that, commencing with the 1996 Annual Meeting of Shareholders, the Cullen/Frost Board shall be divided into three classes to serve staggered three-year terms after the initial expiration dates of each respective class. The effect of Cullen/Frost's having a classified board of directors is that approximately only one-third of the members of the Cullen/Frost Board are elected each year; consequently, two annual meetings of Shareholders are effectively required for Cullen/Frost's shareholders to change a majority of the members of the Cullen/Frost Board.

  Overton. The Overton Bylaws state that the number of directors shall be fixed by the Overton Board. The Overton Certificate states that the number shall be no greater than 25 and no less than one. The Overton Board currently has 19 directors. The Overton Board is not classified and each director is elected each year.

REMOVAL OF DIRECTORS

  Cullen/Frost. The Cullen/Frost Bylaws state that a director of Cullen/Frost may be removed only for cause and only by the affirmative vote of the holders of two-thirds of the outstanding voting shares.

  Overton. The Overton Bylaws state that a director may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors at any special meeting of shareholders duly called and held for such purpose.

ADVANCE NOTICE OF DIRECTOR NOMINATIONS

  Cullen/Frost. The Cullen/Frost Bylaws provide that director nominations by a shareholder must be in writing delivered to the Secretary of Cullen/Frost not less than 60 nor more than 90 days prior to the date of the meeting; provided, however, that if the date of the meeting is first publicly announced or disclosed (in a public filing or otherwise) less than 70 days prior to the date of meeting, such advance notice shall be given not more than 10 days after such date is first so announced or disclosed. Public notice shall be deemed to have been given 70 days or more in advance of the annual meeting of shareholders if Cullen/Frost shall have previously disclosed, in the Cullen/Frost Bylaws or otherwise, that the annual meeting of shareholders in each year is to be held on a determinable date, unless and until the Cullen/Frost Board determines to hold the meeting on a different date.

  Overton. The Overton Bylaws do not contain explicit provisions regarding advance notice of director nominations. The Overton Bylaws require the number of directors to be elected at any meeting of shareholders to be set forth in the notice of such meeting of shareholders. Written notice of each meeting shall be delivered not less than 10 nor more than 50 days before the date of the meeting to each Overton shareholder of record.

LIMITATION ON DIRECTOR LIABILITY

  Cullen/Frost. The Cullen/Frost Articles provide that, to the full extent permitted by law, a director of Cullen/Frost shall not be liable to Cullen/Frost or its shareholders for monetary damages for an act or omission in the director's capacity as a director, except that the Cullen/Frost Articles do not limit the liability of a director for: (i) a breach of a director's duty of loyalty to Cullen/Frost or its shareholders; (ii) an act or omission not in good faith or that involves intentional misconduct or a knowing violation of the law; (iii) a transaction from which a director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office; (iv) an action or omission for which the liability of a director is expressly provided for by statute; or (v) an act related to an unlawful stock repurchase or payment of a dividend.

  Overton. The Overton Certificate provide that, to the full extent permitted by law, a director of Overton shall not be liable to Overton or its shareholders for monetary damages for an act or omission in the director's capacity as a director, except that the Overton Certificate does not limit the liability of a director for: (i) a breach of a director's duty of loyalty to the corporation or its shareholders; (ii) an act or omission not in good faith or that involves intentional misconduct or a knowing violation of the law;
(iii) a transaction from which a director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office; (iv) an action or omission for which the liability of a director is expressly provided for by statute; or (v) an act or omission which, in the event of an administrative action or proceeding by an appropriate bank regulatory agency, results in a final order assessing civil money penalties or requiring affirmative action by a director in the form of payments to the corporation.

INDEMNIFICATION

  Cullen/Frost. The Cullen/Frost Bylaws provide that Cullen/Frost shall, to the fullest extent to which it is empowered to do so by the TBCA and any other applicable laws, indemnify any person who was, is or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director, officer, partner, venturer, proprietary, trustee, employee, agent or similar functionary of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding. Reasonable expenses incurred in defending a civil or criminal action, suit or proceeding shall be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of (i) a written affirmation by the director, officer, employee or agent who may be entitled to such indemnification of such persons's good faith belief that such person has met the standard of conduct necessary for indemnification under the applicable statute, and (ii) a written undertaking by or on behalf of the director, officer, employee or agent who may be entitled to such indemnification, to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation.

  Overton. The Overton Certificate provides that Overton shall indemnify a director or an officer against reasonable expenses incurred by such director in connection with a proceeding in which such director is a party because such person is a director or an officer if such director has been wholly successful, on the merits or otherwise, in the defense of the proceeding. Overton shall indemnify a person against judgments, penalties (including excise and similar taxes) fines, reasonable settlements and reasonable expenses where such person was, or is threatened to be made, a named defendant or respondent in a proceeding because the person is a director or an officer, and who was not wholly successful in the proceedings, if it is determined, in accordance with procedures set out in the Overton Certificate, that the person: conducted himself or herself in good faith; or reasonably believed (i) in the case of conduct in such person's official capacity as a director or an officer of the corporation, that such director's conduct was in the corporation's best interests; and (ii) in all other cases, that such director's conduct was at least not opposed to Overton's best interests; and
(iii) in the case of any criminal proceeding, had no reasonable cause to believe such director's conduct was unlawful.

  A determination of whether or not indemnification of persons who have not been wholly successful in the proceedings is permissible must be made: (i) by a majority vote of a quorum consisting of directors who at the time of the vote are not named defendants or respondents in the proceeding; (ii) if such a quorum cannot be obtained, by a majority vote of a committee of the Overton Board, designated to act in the matter by a majority vote of all directors, consisting solely of two or more directors who at the time of the vote are not named defendants or respondents in the proceeding; (iii) by a special legal counsel selected by the Overton Board or a committee of the Overton Board; or
(iv) if such a quorum cannot be obtained and such a committee cannot be established, the directors, by a majority vote of all directors, may have the indemnification determined by the shareholders in a vote that excludes the shares held by directors who are named defendants or respondents in the proceeding.

  After it is determined pursuant to the Overton Certificate that indemnification is permissible, the corporation shall determine the reasonableness of any settlement and the reasonableness of the expenses claimed by the person seeking indemnification in the same manner as the determination that indemnification is permissible.

  Notwithstanding the foregoing, a person may not be indemnified in respect of a proceeding: (i) in which the person is found liable on the basis that personal benefit was improperly received by such person, whether or not the benefit resulted from an action taken in the person's official capacity; (ii) in which the person is found liable to Overton; (iii) which is an administrative action or proceeding by an appropriate bank regulatory agency which results in a final order assessing civil money penalties or requiring affirmative action by the person in the form of payments to the Overton; or
(iv) in which the person is found liable for gross negligence or willful or intentional misconduct in the performance of such person's duty to Overton.

SHAREHOLDER RIGHTS PLAN

  Cullen/Frost. Cullen/Frost has a shareholder rights plan. This plan may make it more difficult for a potential acquiror to effect a non-negotiated business combination with Cullen/Frost. See "Description of Cullen/Frost Capital Stock--Shareholders Protection Rights Plan."

  Overton. Overton has no shareholder rights plan.

              UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

  The following Unaudited Pro Forma Condensed Balance Sheet as of December 31, 1997, and the related Unaudited Pro Forma Condensed Statements of Income for each of the three years in the period ended December 31, 1997 combine the historical consolidated balance sheet as if the Merger had been effective as of the balance sheet date and the related consolidated statements of operations of Cullen/Frost and Overton as if the Merger had been effective on January 1, 1997, 1996 and 1995, respectively, after giving effect to certain adjustments described in the attached Notes to Unaudited Pro Forma Condensed Financial Information.

  The Unaudited Pro Forma Condensed Financial Information and accompanying notes reflect application of the "pooling-of-interests" method of accounting for the Merger. Under this method of accounting, the recorded assets, liabilities, shareholders' equity, income and expenses of Cullen/Frost and Overton are combined and reflected at their historical amounts.

  Cullen/Frost expects that the combined company will achieve Merger benefits in the form of enhanced revenues and operating cost savings. The pro forma earnings, which do not reflect any revenue enhancements or potential cost savings that are expected to result from the consolidation of operations of Cullen/Frost and Overton, are not indicative of the results of future operations. No assurances can be given with respect to the ultimate level of revenue enhancements or expense savings.

                       PRO FORMA CONDENSED BALANCE SHEET

                                  (UNAUDITED)

                               DECEMBER 31, 1997
                            (DOLLARS IN THOUSANDS)

                                 CULLEN/FROST OVERTON   ADJUSTMENT    PRO-FORMA
                                 ------------ --------  ----------    ----------
ASSETS
Cash and due from banks........   $  604,227  $ 80,191   $(7,542)(2)  $  677,534
                                                             658 (2)
Trading account................                  1,940                     1,940
Securities.....................    1,491,518   277,961                 1,769,479
Federal funds sold ............      190,000                             190,000
Loans, net of unearned
 discounts.....................    2,643,522   474,023      (658)(2)   3,116,887
Less allowance for loan loss...      (41,846)   (6,227)                  (48,073)
                                  ----------  --------   -------      ----------
Net loans......................    2,601,676   467,796      (658)(2)   3,068,814
Banking premises and
 equipment.....................      109,654    20,358                   130,012
Accrued interest and other
 assets........................      233,513    14,633     3,897 (3)     252,043
                                  ----------  --------   -------      ----------
 TOTAL ASSETS..................   $5,230,588  $862,879   $(3,645)     $6,089,822
                                  ==========  ========   =======      ==========
LIABILITIES
Deposits.......................   $4,483,911  $731,988   $(7,542)(2)  $5,208,357
Federal funds purchased and
 securities sold under
 repurchase agreements.........      132,112    68,662                   200,774
Long term notes payable........                  3,289      (658)(2)       2,631
Accrued interest and other
 liabilities...................      107,757     4,415    11,133 (3)     123,305
Guaranteed preferred beneficial
 interest in corporation's
 junior subordinated deferrable
 interest debentures...........       98,403                              98,403
                                  ----------  --------   -------      ----------
 Total Liabilities.............    4,822,183   808,354     2,933       5,633,470
Shareholders equity
Common stock...................      112,710     4,542    16,523 (4)     133,775
Surplus........................       65,931     4,239   (28,927)(4)      41,243
Retained Earnings..............      233,412    46,241    (7,236)(3)     272,417
Unrealized gain on securities..        8,668       249                     8,917
Unearned ESOP shares...........                   (658)      658 (2)
Treasury stock.................      (12,316)      (88)   12,404 (4)
                                  ----------  --------   -------      ----------
 Total Shareholders' Equity....      408,405    54,525    (6,578)        456,352
                                  ----------  --------   -------      ----------
 Total Liabilities and
  Shareholders' Equity.........   $5,230,588  $862,879   $(3,645)     $6,089,822
                                  ==========  ========   =======      ==========

                    PRO FORMA CONDENSED STATEMENT OF INCOME
                                  (UNAUDITED)
                      FOR THE YEAR ENDED DECEMBER 31, 1997
           (DOLLARS IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

                                  CULLEN/FROST OVERTON ADJUSTMENTS   PRO-FORMA
                                  ------------ ------- -----------  -----------
INTEREST INCOME
  Loans, including fees.......... $   217,432  $44,541    $ (75)(2) $   261,898
  Securities.....................      95,444   14,606                  110,050
  Trading account................                   25                       25
  Other..........................      11,839      584                   12,423
                                  -----------  -------    -----     -----------
    Total Interest Income........     324,715   59,756      (75)        384,396
INTEREST EXPENSE
  Deposits.......................     113,114   18,026                  131,140
  Federal funds purchased and
   securities sold under
   repurchase agreements.........       5,411    3,328                    8,739
  Long-term notes payable........                  215      (75)(2)         140
  Other borrowings...............       1,294                             1,294
  Guaranteed preferred beneficial
   interest in corporation's
   junior subordination
   deferrable interest
   debentures....................       7,652                             7,652
                                  -----------  -------    -----     -----------
    Total Interest Expense.......     127,471   21,569      (75)        148,965
                                  -----------  -------    -----     -----------
    Net Interest Income..........     197,244   38,187                  235,431
                                  -----------  -------    -----     -----------
Provision for possible loan
 losses..........................       7,900    1,274                    9,174
                                  -----------  -------    -----     -----------
    Net Interest Income After
     Provisions for Possible Loan
     Losses......................     189,344   36,913                  226,257
Non-Interest Income..............     109,332   12,001     (189)(2)     121,144
Non-Interest Expense.............     199,956   35,112     (189)(2)     234,879
                                  -----------  -------
    Income Before Income Taxes...      98,720   13,802                  112,522
Income Taxes.....................      35,235    4,319                   39,554
                                  -----------  -------    -----     -----------
    Net Income................... $    63,485  $ 9,483              $    72,968
                                  ===========  =======    =====     ===========
Net Income per common share
  Basic.......................... $      2.84  $  8.52              $      2.75
  Diluted........................        2.75     8.34                     2.67
Average Common Shares--Basic.....  22,368,744                        26,498,868
Average Common Shares--Diluted...  23,065,252                        27,282,754

                    PRO FORMA CONDENSED STATEMENT OF INCOME
                                  (UNAUDITED)
                      FOR THE YEAR ENDED DECEMBER 31, 1996
           (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                    CULLEN/FROST OVERTON ADJUSTMENTS  PRO-FORMA
                                    ------------ ------- -----------  ----------
INTEREST INCOME
  Loans, including fees............  $  183,724  $35,885    $(56)(2)  $  219,553
  Securities.......................      99,562   13,331                 112,893
  Trading account..................                   28                      28
  Other............................       7,227      280                   7,507
                                     ----------  -------    ----      ----------
    Total Interest Income..........     290,513   49,524     (56)        339,981
INTEREST EXPENSE
  Deposits.........................     103,475   13,704                 117,179
  Federal funds purchased and
   securities sold under repurchase
   agreements......................       6,937    2,836                   9,773
  Long-term notes payable..........                   75     (56)(2)          19
  Other borrowings.................       1,019                            1,019
                                     ----------  -------    ----      ----------
    Total Interest Expense.........     111,431   16,615     (56)        127,990
                                     ----------  -------    ----      ----------
    Net Interest Income............     179,082   32,909                 211,991
                                     ----------  -------    ----      ----------
Provision for possible loan
 losses............................       7,300    1,194                   8,494
                                     ----------  -------    ----      ----------
    Net Interest Income After
     Provision for Possible Loan
     Losses........................     171,782   31,715                 203,497
Non-Interest Income................      94,535    9,620    (176)(2)     103,979
Non-Interest Expense...............     180,580   29,725    (176)(2)     210,129
                                     ----------  -------    ----      ----------
    Income Before Income Taxes.....      85,737   11,610                  97,347
Income Taxes.......................      30,759    3,650                  34,409
                                     ----------  -------    ----      ----------
    Net Income.....................  $   54,978  $ 7,960              $   62,938
                                     ==========  =======    ====      ==========
Net Income Per Common Share
  Basic............................  $     2.45     7.11              $     2.37
  Diluted..........................        2.40     7.02                    2.32
Average Common Shares--Basic.......  22,443,915                       26,598,944
Average Common Shares--Diluted.....  22,905,742                       27,112,622

                    PRO FORMA CONDENSED STATEMENT OF INCOME
                                  (UNAUDITED)
                     FOR THE YEAR ENDED DECEMBER 31, 1995
          (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                   CULLEN/FROST OVERTON ADJUSTMENTS  PRO-FORMA
                                   ------------ ------- ----------- -----------
INTEREST INCOME
  Loans, including fees...........  $  150,497  $30,396     $(6)(2) $   180,887
  Securities......................      98,862   10,694                 109,556
  Trading securities..............                   37                      37
  Other...........................       6,734      422                   7,156
                                    ----------  -------     ---     -----------
    Total Interest Income.........     256,093   41,549      (6)        297,636
INTEREST EXPENSE
  Deposits........................      89,809   10,976                 100,785
  Federal funds purchased and
   securities sold under
   repurchase agreements..........      13,296    1,969                  15,265
  Long-term notes payable.........                   88      (6)(2)          82
  Other borrowings................         733                              733
                                    ----------  -------     ---     -----------
    Total Interest Expense........     103,838   13,033      (6)        116,865
                                    ----------  -------     ---     -----------
    Net Interest Income...........     152,255   28,516                 180,771
                                    ----------  -------     ---     -----------
Provision for possible loan
 losses...........................       6,272    1,333                   7,605
                                    ----------  -------     ---     -----------
    Net Interest Income After
     Provision for Possible Loan
     Losses.......................     145,983   27,183                 173,166
Non-Interest Income...............      87,743    7,531     (73)(2)      95,201
Non-Interest Expense..............     162,449   24,391     (73)(2)     186,767
                                    ----------  -------     ---     -----------
    Income Before Income Taxes....      71,277   10,323                  81,600
Income Taxes......................      24,998    3,215                  28,213
                                    ----------  -------     ---     -----------
    Net Income....................  $   46,279  $ 7,108             $    53,387
                                    ==========  =======     ===     ===========
Net Income per common share
  Basic...........................  $     2.07     6.26             $      2.01
  Diluted.........................        2.04     6.19                    1.98
Average Common Shares-Basic.......  22,308,718                       26,521,460
Average Common Shares-Diluted.....  22,675,648                       26,933,433

 Notes to the Unaudited Pro Forma Condensed Financial Information

NOTE 1--BASIS OF PRESENTATION

  On February 15, 1998 Cullen/Frost entered into the Merger Agreement and Plan of Merger pursuant to which Overton will be merged with and into Cullen/Frost. The agreement calls for a tax-free exchange of 3.71 shares of Cullen/Frost Common Stock for each share of Overton Common Stock (other than Dissenting Shares and shares held by Cullen/Frost or Overton).

  The Unaudited Pro Forma Condensed Financial Information has been prepared assuming that the Merger will be accounted for under the "pooling-of-interests" method and is based on the historical consolidated financial statements of Cullen/Frost and Overton.

  Cullen/Frost and Overton are still in the process of reviewing their respective accounting policies relative to those followed by the other entity. As a result of this review it may be necessary to restate certain amounts in the Overton financial statements to conform to the accounting policies of Cullen/Frost. In Cullen/Frost's management's opinion, any such restatements will not be material.

  The Unaudited Pro Forma Condensed Financial Information should be read in conjunction with the historical consolidated financial statements and the related notes thereto of Cullen/Frost incorporated by reference herein and the Overton financial statements and notes included herein.

NOTE 2--CORRESPONDENT RELATIONSHIP

  Cullen/Frost and Overton maintain a correspondent bank relationship. As a result Cullen/Frost provides various item processing services to Overton. In addition, Overton has a guaranteed loan payable to Frost Bank with a balance of approximately $658,000 at December 31, 1997 with respect to Overton's Employee Stock Ownership Plan. The effect of these transactions have been eliminated in the Pro Forma Condensed Balance Sheet and Pro Forma Condensed Statements of Income.

NOTE 3--MERGER AND INTEGRATION COSTS

  In connection with the Merger, Cullen/Frost expects to incur pre-tax Merger-related costs of approximately $7.7 million ($5.0 million after-tax) which will include approximately $2.1 million in severance, $1.7 million in professional fees including investment banker fees, $2.1 million equipment expenses (primarily elimination of duplicate capitalized assets) and contract terminations and $1.8 million in other merger costs. In connection with the Merger, Overton expects to incur a pre-tax charge of approximately $3.4 million ($2.2 million after-tax) related to investment banking fees and other merger costs. These amounts, including the related tax-effect, have been reflected in the Unaudited Pro Forma Condensed Balance Sheet as of December 31, 1997 and are not reflected in the Unaudited Pro Forma Condensed Statements of Income as they are not expected to have a continuing impact on the combined company.

NOTE 4--SHAREHOLDERS' EQUITY

  In conjunction with the Merger, Cullen/Frost will exchange 3.71 shares of Cullen/Frost Common Stock for each share of Overton Common Stock. Overton had 1,133,370 shares of Overton Common Stock outstanding on December 31, 1997. The Common Stock in the Unaudited Pro Forma Condensed Balance Sheet has been adjusted to reflect the reclassification of Overton's surplus to conform to Cullen/Frost's presentation. Pro Forma retained earnings at December 31, 1997 reflect the adjustment for the anticipated Merger-related costs described above. Pro forma shareholders' equity at December 31, 1997 assumes the issuance of Cullen/Frost Treasury shares as part of the Merger and the cancellation of Overton's Treasury shares at consummation of the Merger.


NOTE 5--OPERATING COST SAVINGS

  Cullen/Frost expects the combined company to achieve cost savings through reduction of corporate overhead, elimination of redundant staff functions and consolidation of back office operations. Approximately 50% of the costs savings are expected to be achieved in 1998, 75% by the end of 1999 and 100% by the end of 2000. No adjustment has been included in the Unaudited Pro Forma Financial Information for the anticipated cost savings. There can be no assurance that anticipated operating cost savings will be achieved in the expected amounts or at the times anticipated.

                     ADDITIONAL INFORMATION ABOUT OVERTON

  Properties. Overton Bank and Trust operates from one executive and branch office in Fort Worth, Texas, 10 other branch-banking offices in Tarrant County and three branch-banking offices in Dallas County. Overton also owns 3 motorbank facilities. Of these 17 facilities, 8 are owned by Overton and 9 are leased.

  The table below summarizes information with respect to the properties owned by Overton. All locations are considered by management to be in good condition and each branch office has drive through facilities.

                                                                         SQUARE
           LOCATION                                                       FEET
           --------                                                      ------
   Mansfield............................................................ 12,951
    1000 Walnut Creek Drive
    Mansfield, Texas 76063
   South Arlington......................................................  7,041
    3801 Matlock Road
    Arlington, Texas 76015
   Northeast............................................................ 13,941
    340 Grapevine Hwy.
    Hurst, Texas 76054
   North Arlington......................................................  2,098
    1881 Ballpark Way
    Arlington, Texas 76006
   Coppell..............................................................  6,587
    102 North Denton Tap Road
    Coppell, Texas 75019
   Dallas Motorbank.....................................................  1,271
    2950 N. Harwood
    Dallas, Texas 75201
   Hulen Motorbank......................................................  9,200
    4840 Overton Plaza
    Fort Worth, Texas 76019
   Grapevine Motorbank..................................................   880
    501 West Dallas Road
    Grapevine, Texas 76051

  The table below summarizes information with respect to the leased properties. All locations are considered by management to be in good condition. All leased locations have drive through facilities, with the exception of Downtown Arlington and Tandy.

                                                           SQUARE
          LOCATION                                          FEET  LEASE EXPIRES
          --------                                         ------ -------------
   Hulen.................................................. 52,097    4/30/2011
    4200 South Hulen Street
    Fort Worth, Texas 76019
   Ridglea................................................ 10,306    6/29/2003
    6115 Camp Bowie Boulevard
    Fort Worth, Texas 76116
   Harris.................................................  1,415    9/30/2000
    1325 Pennsylvania Avenue
    Fort Worth, Texas 76104
   Continental Plaza...................................... 36,610    6/29/2000
    777 Main Street                                                 10/30/2002
    Fort Worth, Texas 76012                                        (motorbank)

                                                           SQUARE
           LOCATION                                         FEET  LEASE EXPIRES
           --------                                        ------ -------------
   Downtown Arlington.....................................  9,279    12/31/98
    201 East Abram, Suite 100
    Arlington, Texas 76010
   Tandy Center...........................................  2,100   1/22/2001
    150 Throckmorton, Suite 202
    Fort Worth, Texas 76102
   Grapevine.............................................. 39,451  11/30/2005
    975 William D. Tate Avenue
    Grapevine, Texas 76051
   Downtown Dallas........................................  5,266  12/31/2003
    2728 North Harwood, Suite 100
    Dallas, Texas 75201
   Park Cities............................................  5,433   5/31/2009
    8201 Preston Road
    Dallas, Texas 75225

  Competition. The markets in which Overton Bank of Trust operates have a large number of financial institutions, many of which are larger and have greater financial resources than Overton Bank and Trust. All are competitors of Overton Bank and Trust to varying degrees. Overton Bank and Trust's competition for loans comes primarily from commercial banks and to a lesser degree from savings and loan associations. Overton Bank and Trust's most direct competition for deposits comes from commercial banks, savings and loan associations, credit unions and securities brokerage firms. Competition for trust services comes from other financial institutions, private trust companies, securities brokerage firms, and other financial services providers. Overton Bank and Trust's competitive focus is exemplary customer service.

  Regulatory Matters. The following discussion sets forth certain of the material elements of the regulatory framework applicable to bank holding companies and their subsidiaries and provides certain specific information relevant to Overton. This regulatory framework is intended primarily for the protection of depositors and the federal deposit insurance funds and not for the protection of shareholders. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to those provisions. A change in the statutes, regulations or regulatory policies applicable to Overton or its subsidiaries may have a material effect on the business of Overton.

  As a bank holding company, Overton is subject to regulation under the BHC Act, and to inspection, examination and supervision by the Federal Reserve. Under the BHC Act, bank holding companies generally may not acquire the ownership or control of more than 5% of the voting shares or substantially all the assets of any company, including a bank, without the Federal Reserve's prior approval. In addition, bank holding companies generally may engage, directly or indirectly, only in banking and such other activities as are determined by the Federal Reserve to be closely related to banking.

  Overton's subsidiary bank is a national banking association and, as such, is subject to regulation primarily by the OCC and, secondarily, by the Federal Deposit Insurance Corporation ("FDIC") and the Federal Reserve. Overton and its subsidiaries also are affected by the fiscal and monetary policies of the federal government and the Federal Reserve, and by various other governmental requirements and regulations.

  The Federal Reserve has a policy to the effect that a bank holding company is expected to act as a source of financial and managerial strength to each of its subsidiary banks and to maintain resources adequate to support each such subsidiary bank. This support may be required at times when Overton may not have the resources to provide it. In addition, Section 55 of the National Bank Act permits the OCC to order the pro rata assessment of shareholders of a national bank whose capital has become impaired. If a shareholder fails within three months to pay such an assessment, the OCC can order the sale of the shareholder's stock to cover the deficiency. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank would be assumed by the bankruptcy trustee and entitled to priority of payment.

  Any depository institution insured by the FDIC can be held liable for any loss incurred, or reasonably expected to be incurred, by the FDIC in connection with (i) the default of a commonly controlled FDIC-insured depository institution or (ii) any assistance provided by the FDIC to a commonly controlled FDIC-insured depository institution in danger of default. "Default" is defined generally as the appointment of a conservator or receiver and "in danger of default" is defined generally as the existence of certain conditions indicating that a "default" is likely to occur in the absence of regulatory assistance. Also, in the event that such a default occurred with respect to a bank, any loans to the bank from its parent holding company would be subordinate in right of payment to payment of the bank's depositors and certain of its other obligations.

  The deposits of Overton Bank and Trust are insured up to regulatory limits by the FDIC and, accordingly, are subject to deposit insurance assessments to maintain the Bank Insurance Fund ("BIF") administered by the FDIC. The FDIC has adopted regulations establishing a permanent risk-related deposit insurance assessment system. Under this system, the FDIC places each insured bank in one of nine risk categories based on (a) the bank's capitalization and
(b) supervisory evaluations provided to the FDIC by the institution's primary federal regulator. Each insured bank's insurance assessment rate is then determined by the risk category in which it is classified by the FDIC.

  Effective January 1, 1997, the annual insurance premiums on bank deposits insured by the BIF vary between $0.00 per $100 of deposits for banks classified in the highest capital and supervisory evaluation categories to $0.27 per $100 of deposits for banks classified in the lowest capital and supervisory evaluation categories.

  The Deposit Insurance Funds Act of 1996 ("DIFA") provides for assessments to be imposed on insured depository institutions with respect to deposits insured by the BIF (in addition to assessments currently imposed on depository institutions with respect to BIF-insured deposits) to pay for the cost of Financing Corporation ("FICO") funding. The FDIC established the FICO assessment rates effective January 1, 1997 at $0.013 per $100 annually for BIF-assessable deposits. The FICO assessments do not vary depending upon a depository institution's capitalization or supervisory evaluations.

  The Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") expanded the Federal Reserve's authority to prohibit activities of bank holding companies and their nonbanking subsidiaries that represent unsafe and unsound banking practices or that constitute violations of laws or regulations. FIRREA authorizes the appropriate banking agency to issue cease and desist orders that may, among other things, require affirmative action to correct any harm resulting from a violation or practice, including restitution, reimbursement, indemnification or guarantee against loss. A financial institution may also be ordered to restrict its growth, dispose of certain assets or take other appropriate action as determined by the ordering agency.

  FIRREA increased the amount of civil money penalties that the Federal Reserve may assess for certain activities conducted on a knowing and reckless basis, if those activities cause a substantial loss to a depository institution. The penalties may reach as much as $1,000,000 per day. FIRREA also expanded the scope of individuals and entities or "institution-affiliated parties" against which such penalties may be assessed. In addition, FIRREA contains a "cross-guarantee" provision that makes commonly controlled insured depository institutions liable to the FDIC for any losses incurred, or reasonably anticipated to be incurred, in connection with the failure of an affiliated insured depository institution. The FDIC must present its claim within two years of incurring such loss and may require either immediate or installment payments.

  Bank holding companies and their affiliates are prohibited from tying the provision of certain services, such as extensions of credit, to certain other services offered by a holding company or its affiliates.

  Monetary Policy. Overton is affected by monetary policies of regulatory authorities, including the Federal Reserve, which regulate the national money supply in order to mitigate recessionary and inflationary pressures. Among the techniques of monetary policy available to the Federal Reserve are engaging in open market transactions in U.S. Government securities, changing the discount rate on bank borrowing, and changing reserve requirements against bank deposits. These techniques are used in varying combinations to influence the overall growth and distribution of bank loans, investments, and deposits. Their use may also affect interest rates charged on loans or paid on deposits. The effect of governmental monetary policies on the earnings of Overton cannot be prejudiced.

  Year 2000 Issue. As the year 2000 approaches, a critical issue has emerged regarding how existing application software and hardware components can accommodate this date value. When the year changes to 2000, many programs and hardware components in use today will fail to operate correctly.

  A committee consisting of upper management, information services personnel and user representatives has been formed to address the issue. The committee is currently formulating an action plan for addressing the issue. With the announced merger of Overton and Cullen/Frost, Overton anticipates that most significant computer systems will be converted to the computer systems used by Cullen/Frost before the year 2000; however, testing for year 2000 compliance will continue for personal computers, networks, desktop software programs, and computers that operate security systems and Overton's facilities. While Overton has not fully evaluated the cost of year 2000 compliance, such costs are not expected to be material to Overton's results of operations and liquidity.

  Overton presently believes that with modifications to existing software and conversion to new software and Cullen/Frost systems, the year 2000 issue will not pose significant operational problems for the Overton's computer systems. However, if such modifications and conversions are not made, or are not completed on a timely basis, the year 2000 issue could have a material impact on the operations of Overton. In addition, there can be no assurance that unforeseen problems in Overton's computer systems, or the systems of third parties on which Overton's computers rely, would not have an adverse effect on Overton's systems or operations.

  Recent Accounting Developments. In June of 1997, FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes standards for reporting and disclosure of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS 130 does not require a specific format for that financial statement but requires that an enterprise display an amount representing total comprehensive income for the period in that financial statement. SFAS 130 is effective for fiscal years beginning after December 15, 1997, and reclassification of financial statements for earlier periods provided for comparative purposes is required. Overton's management believes that the adoption of SFAS 130 will not have a material impact on the financial statements of Overton.

  In June of 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 establishes standards for the way that public enterprises report information about operating segments in annual financial statements, and it requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. SFAS 131 also establishes standards for related discussions about products and services, geographic areas, and major customers.

  SFAS 131 requires that a public business enterprise report financial and descriptive information about its reportable operating segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments.

  SFAS 131 is effective for periods beginning after December 15, 1997. In the initial year of application, comparative information for earlier years is to be restated. Overton's management believes that the adoption of SFAS 131 will not have a material impact on the financial statements of Overton. Interim disclosure is not required.

  Employees. At December 31, 1997, Overton employed approximately 499 persons.

  Legal Proceedings. Overton and its subsidiaries are from time to time parties to legal proceedings arising in the ordinary course of their business. Overton and its subsidiaries are not, however, parties to any litigation that in the judgment of management and upon the advice of legal counsel would have a Material Adverse Effect on Overton's operation or financial condition on a consolidated basis.

  Management. Members of the Overton Board are elected by the Overton Shareholders for one year terms or until their successors are elected and qualified. All members of the Overton Board are directors of Overton Bank and Trust. The table below sets forth the names, ages and principal occupations of the directors of Overton and Overton Bank and Trust:

                            PRINCIPAL OCCUPATION DURING THE PAST
  DIRECTOR'S NAME AND AGE                FIVE YEARS                DIRECTOR SINCE
 ------------------------- -------------------------------------   --------------
 R. Denny Alexander, 52    Owner, R. Denny Alexander & Company          1982
 Louis H. Barnett, 80      International Consultant, Chemicals,
                            Plastics and Management Services            1982
 Cass O. Edwards, II, 72   President, Cassco Land Company               1982
 Preston M. Geren, III, 46 Management Consultant, Public
                            Strategies, Inc. and former
                            Congressman                                 1997
 Preston M. Geren, Jr., 75 Preston M. Geren, Jr., Investments           1982
 Paul W. Greenwell, 48     Vice President-Principal Luther King
                            Capital Management Corporation              1988
 L. Dale Griggs*, 65       Executive Vice President, Overton
                            Bank and Trust                              1983
 James M. Harrison, 74     Private Investments, formerly
                            Chairman of the Board of Pangburn
                            Candy Corporation                           1982
 James E. Helzer, 58       President, JEH Company                       1990
 Fred Ivy, 65              Investments                                  1994
 Raymond B. Kelly, Jr., 76 Private Investments                          1982
 G. Malcolm Louden, 53     Vice President, Walsh & Watts (Oil
                            and gas investments)                        1988
 Edward Martin II, 54      President, The Dunlap Company (retail
                            dry goods)                                  1992
 John W. Newbern, 47       President & Director, Nationwide
                            Advertising Speciality Company, Inc.        1994
 Robert S. Newkirk, 76     Director, McDonald Sanders Law Firm          1982
 Margret M. Rimmer, 73     Retired, formerly owner of Margret
                            Rimmer Dress Shop                           1982
 Everett A. Roberts, 64    President, Innovative Developers,
                            Inc. (Real estate development and
                            construction)                               1993
 Nathan L. Robinett, 53    President, Overton Bank and Trust            1995
 Randy Rodgers**, 46       Senior Vice President, PaineWebber,
                            formerly Senior Vice President,
                            Prudential Securities                       1985
 David L. Tapp, 58         Chief Executive Officer, Overton Bank
                            and Trust                                   1982
 Dennis Withers, 52        Chairman of the Board and President,
                            Trinity Forge, Inc. (closed dye
                            forging)                                    1985
 Lou Wooten*, 63           Executive Vice President, Overton
                            Bank and Trust                              1994

--------
 * Not a director of Overton.
** Advisory Director.

  The table below sets forth the names and principal occupations of the executive officers of Overton Bank and Trust:

     EXECUTIVE OFFICERS
     NAME AND POSITION        PRINCIPAL OCCUPATION DURING THE PAST FIVE YEARS
----------------------------  ------------------------------------------------
L. Dale Griggs                Executive Vice President, Overton Bank and Trust
 Executive Vice President of
 Overton Bank and Trust
Nathan L. Robinett            President, Overton Bank and Trust
 President of Overton Bank
 and Trust
David L. Tapp                 Chief Executive Officer, Overton Bank and Trust
 President of Overton, Chief
 Executive Officer of
 Overton Bank and Trust
Lou Wooten                    Executive Vice President, Overton Bank and Trust
 Executive Vice President of
 Overton Bank and Trust

Family Relationships

  Preston M. Geren, Jr. is the father of Preston M. Geren, III. Randy Rodgers is married to Cass O. Edwards, II's daughter.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONAND RESULTS OF
                             OPERATIONS OF OVERTON

  The following discussion and analysis is intended to provide an understanding of the significant factors that influenced Overton's financial condition and results of operations for the years ended December 31, 1997, 1996 and 1995. This information should be read in conjunction with the information included under "Summary--Selected Financial Data of Overton (Historical)" and Overton's consolidated financial statements and related notes included in this Proxy Statement/Prospectus.

FINANCIAL CONDITION

  The following table presents certain information concerning Overton's major categories of assets, liabilities and shareholders' equity:

                                                           DECEMBER 31,
                                                    --------------------------
                                                      1997     1996     1995
                                                    -------- -------- --------
                                                      (DOLLARS IN THOUSANDS)
Net loans.......................................... $467,796 $415,452 $313,000
Investments........................................  279,901  235,854  208,498
Total assets.......................................  862,879  757,155  606,443
Deposits...........................................  731,988  645,826  517,505
Federal funds purchased and securities sold under
 agreements to repurchase..........................   68,662   58,583   44,969
Shareholders' equity...............................   54,525   45,843   40,539

                                              INCREASE (DECREASE)
                                   -------------------------------------------
                                     DECEMBER 31, 1996     DECEMBER 31, 1995
                                   TO DECEMBER 31, 1997   TO DECEMBER 31, 1996
                                   ---------------------  --------------------
                                     AMOUNT        %        AMOUNT       %
                                   ---------------------  --------------------
                                             (DOLLARS IN THOUSANDS)
Net loans........................  $    52,344     12.60% $   102,452    32.73%
Investments......................       44,047     18.68       27,356    13.12
Total assets.....................      105,724     13.96      150,712    24.85
Deposits.........................       86,162     13.34      128,321    24.80
Federal funds purchased and
 securities sold under agreements
 to repurchase...................       10,079     17.20       13,614    30.27
Shareholders' equity.............        8,682     18.94        5,304    13.08

  As indicated above, Overton's deposits increased by $128 million, or 25% in 1996. Of this $128 million in deposit growth, 80% is attributable to normal growth and 20% to the addition of the Grapevine, Dallas, and Tandy Center branches in 1996. Loans increased by $102 million, or 33%, due to the same factors. Investment securities grew because of the growth in deposits. The growth in deposits, net loans, investments and total assets in 1997 were primarily due to normal growth, as well as the maturing of the branches that opened in 1996, and the move to permanent facilities in Dallas and Grapevine. In 1997, loans increased $52 million, or 13%, deposits increased $86 million or 13% and investments increased by $44 million or 19%. Of the $52 million in loan growth in 1997, 55% can be attributed to normal growth and 45% to the maturing of branches and moves to permanent facilities. Deposit growth can be allocated to normal growth (60%) and to the maturing of branches and moves to permanent facilities. Investments increased not only due to the growth in deposits, but also due to the increase in securities sold under agreements to repurchase.

  Liquidity. Liquidity is provided by cash and short-term investments that are readily marketable or pledgeable or that will mature in the near future. Liquid assets include cash, interest earning deposits, federal funds sold and securities available for sale. Secondary sources of liquidity are provided by core deposits, federal funds sold to Overton Bank and Trust by downstream correspondents, securities sold under agreements to repurchase, a line of credit, and advances from the Federal Home Loan Bank ("FHLB").

  Overton Bank and Trust's core deposits provide a source of liquidity in that they provide cash to fund operations, fund loans, purchase securities, and sell federal funds. In addition to core deposits, Overton Bank and Trust regularly enters into agreements with deposit customers to sell securities under agreements to repurchase ("repurchase agreements"). These repurchase agreements provide Overton Bank and Trust's customers with a short-term investment vehicle, while providing Overton Bank and Trust with a short-term source of liquidity.

  Overton's line of credit with Frost National Bank provides for borrowings of up to $500,000. Overton uses this line of credit to provide short-term funding of daily operations. The facility matures in April 1998. There were no balances outstanding under this line of credit as of December 31, 1997.

  Overton also has a credit facility with the FHLB which provides for advances of up to approximately $33.7 million as of December 31, 1997, subject to a defined borrowing base. FHLB advances are used to provide funding for certain loans with maturities greater than one year. The advances are collateralized by a blanket floating lien on all first mortgage loans, FHLB stock owned by the Overton Bank and Trust, and any deposits with FHLB. The advances mature between November 2002 and January 2013. Advances totaling $2.6 million were outstanding as of December 31, 1997.

  Capital Resources. Overton's shareholders' equity has increased during the years ended December 31, 1996 and 1997, primarily as a result of earnings after the payment of dividends for the respective periods.

  Under relevant capital guidelines, Overton and Overton Bank and Trust are required to maintain Tier 1 and total risk adjusted capital ratios of 4% and 8%, respectively, and a minimum total leverage ratio of 3% to 5%. Under the regulatory framework for prompt corrective action, Overton Bank and Trust is categorized as well-capitalized. To be categorized as well-capitalized, Tier 1 and total risk adjusted capital ratios of 6% and 10% must be maintained as well as a Tier 1 leverage ratio of 5%.

  The amount of dividends that may be declared by Overton Bank and Trust is regulated by federal law. At December 31, 1997, Overton Bank and Trust had $21.7 million in accumulated earnings that could be paid in dividends to Overton without the prior approval of the OCC. However, for any dividend declaration, Overton Bank and Trust, as well as Overton itself, must consider additional factors such as the amount of current period net income, liquidity, asset quality, capital adequacy and economic conditions. It is likely that these factors would further limit the amount of dividends which Overton Bank and Trust could declare. In addition, bank regulators have the authority to prohibit banks and bank holding companies from paying dividends if they deem such payment to be an unsafe or unsound practice. The following table provides the calculation of Overton's risk-based capital and leverage ratios at December 31, 1997, 1996 and 1995:

                                                         DECEMBER 31,
                                                  ----------------------------
                                                    1997      1996      1995
                                                  --------  --------  --------
                                                    (DOLLARS IN THOUSANDS)
Risk adjusted assets............................. $555,387  $478,939  $384,193
Total assets.....................................  862,879   757,155   606,443
Tier 1 Capital
  Common shareholders' equity....................   54,525    45,843    40,539
  Unrealized (gains) losses on securities
   available for sale............................     (249)     (512)   (1,551)
                                                  --------  --------  --------
  Total Tier 1 Capital...........................   54,276    45,331    38,988
Tier 2 Capital
  Includable portion of allowance for loan
   losses........................................    6,227     5,195     4,257
                                                  --------  --------  --------
  Total regulatory capital....................... $ 60,503  $ 50,526  $ 43,245
                                                  ========  ========  ========
Tier 1 risk adjusted capital ratio...............     9.77%     9.46%    10.15%
Total risk adjusted capital ratio................    10.89     10.55     11.26
Leverage ratio...................................     6.29      5.99      6.43

  The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), among other things, identifies five capital categories for insured depository institutions (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized) and requires the respective Federal regulatory agencies to implement systems for "prompt corrective action" for insured depository institutions that do not meet minimum capital requirements within such categories. FDICIA imposes progressively more restrictive constraints on operations, management and capital distributions, depending on the category in which an institution is classified. Failure to meet the capital guidelines could also subject a banking institution to capital raising requirements. An "undercapitalized" bank must develop a capital restoration plan and its parent holding company must guarantee that bank's compliance with the plan. The liability of the parent holding company under any such guarantee is limited to the lesser of 5% of the bank's assets at the time it became "undercapitalized" or the amount needed to comply with the plan. Furthermore, in the event of the bankruptcy of the parent holding company, such guarantee would take priority over the parent's general unsecured creditors. In addition, FDICIA requires the various regulatory agencies to prescribe certain non-capital standards for safety and soundness relating generally to operations and management, asset quality and executive compensation and permits regulatory action against a financial institution that does not meet such standards.

  The Federal Reserve, the FDIC and the OCC have adopted rules to incorporate market and interest rate risk components into their risk-based capital standards.

  Loans. The following table presents the loans of Overton gross of the allowances for credit losses and gross of unearned interest:

                                                           DECEMBER 31,
                         ------------------------------------------------------------------------------------
                              1997             1996             1995             1994              1993
                         ---------------  ---------------  ---------------  ---------------  ----------------
                                   % OF             % OF             % OF             % OF             % OF
                          AMOUNT  TOTAL    AMOUNT  TOTAL    AMOUNT  TOTAL    AMOUNT  TOTAL    AMOUNT   TOTAL
                         -------- ------  -------- ------  -------- ------  -------- ------  -------- -------
                                                      (DOLLARS IN THOUSANDS)
Commercial.............. $231,208  48.69% $221,193  52.47% $160,545  50.49% $126,670  49.78% $ 93,333   52.10%
Real estate.............  171,014  36.01   149,118  35.37   118,389  37.23   104,080  40.90    72,650   40.56
Interim construction....   53,076  11.18    35,867   8.51    29,799   9.37    18,724   7.36     8,353    4.66
Installment.............    7,850   1.65     8,280   1.96     6,269   1.97     4,447   1.75     4,543    2.54
Other loans.............   11,750   2.47     7,129   1.69     2,972   0.94       542   0.21       248    0.14
                         -------- ------  -------- ------  -------- ------  -------- ------  -------- -------
 Total Loans............ $474,898 100.00% $421,587 100.00% $317,974 100.00% $254,463 100.00% $179,127 $100.00%
                         ======== ======  ======== ======  ======== ======  ======== ======  ======== =======

  Overton originates real estate loans to individuals and small businesses in Tarrant and Dallas counties, Texas. As indicated above, as of December 31, 1997, approximately 47% of Overton's loans were real estate loans and interim construction loans. Commercial loans as of December 31, 1997 represented approximately 49% of total loans outstanding. Approximately 65% of Overton's loans are immediately adjustable with changes in prime rate as published in the Wall Street Journal. Historically, Overton's allocation of loans by type and location has remained relatively stable.

  The following tables show the scheduled payments in loans outstanding, including those on a non-accrual status, which are reflected in the "After Five Year" category. Also provided are the amounts due after one year, classified according to loan maturity and interest sensitivity.

                                                  AT DECEMBER 31, 1997
                                        ----------------------------------------
                                         WITHIN  ONE TO FIVE   AFTER
                                        ONE YEAR    YEARS    FIVE YEARS  TOTAL
                                        -------- ----------- ---------- --------
                                                 (DOLLARS IN THOUSANDS)
Commercial............................. $161,582  $ 60,631    $ 8,995   $231,208
Real estate............................   71,841    81,425     17,748    171,014
Interim construction...................   43,736     8,347        993     53,076
Installment............................    2,961     4,883          6      7,850
Other loans............................      362    11,388        --      11,750
                                        --------  --------    -------   --------
  Total................................ $280,482  $166,674    $27,742   $474,898
                                        ========  ========    =======   ========

                                                  AT DECEMBER 31, 1997
                                        ----------------------------------------
                                         WITHIN  ONE TO FIVE   AFTER
                                        ONE YEAR    YEARS    FIVE YEARS  TOTAL
                                        -------- ----------- ---------- --------
                                                 (DOLLARS IN THOUSANDS)
Loans maturing with:
  Fixed interest rates................. $ 67,711  $ 91,023    $ 9,782   $168,516
  Variable interest rates..............  212,771    75,651     17,960    306,382
                                        --------  --------    -------   --------
    Total.............................. $280,482  $166,674    $27,742   $474,898
                                        ========  ========    =======   ========

  Restructured and Non-Performing Assets. Restructured loans consist of loans where the original terms have been modified to provide for a reduction of the stated interest rate for the remaining original life of the loans, an extension of the maturity dates at a stated interest rate lower than the current market rate for new loans with similar risk, or a reduction in the face or maturity amount of the loans or accrued interest as stated in the related agreements.

  Non-performing loans consist of loans which are 90 days or more past due on which Overton Bank and Trust continues to accrue interest and loans that have been placed on a non-accrual basis. The accrual of interest on loans is generally discontinued when a loan becomes 90 days past due as to principal or interest. Management may elect to continue the accrual of interest when the loan is well secured and in the process of collection.

  Other real estate owned consists of properties acquired through foreclosure or acceptance of a deed in lieu of foreclosure.

  The following table summarizes the amount of restructured and non-performing loans and assets and the related ratios of Overton:

                                                 AT DECEMBER 31,
                                        --------------------------------------
                                         1997    1996    1995    1994    1993
                                        ------  ------  ------  ------  ------
                                              (DOLLARS IN THOUSANDS)
Restructured loans....................  $   66  $   69  $   72  $   84  $  445
Non-performing loans:
  Loans 90 days or more past due and
   still accruing interest............     171      38     484     --      429
  Non-accrual loans...................     375     604     661     652     718
                                        ------  ------  ------  ------  ------
    Total.............................  $  612  $  711  $1,217  $  736  $1,592
                                        ======  ======  ======  ======  ======
Other real estate owned as repossessed
 assets...............................  $  500  $1,052  $1,801  $1,487  $2,005
                                        ------  ------  ------  ------  ------
  Total non-performing assets.........  $1,112  $1,763  $3,018  $2,223  $3,597
                                        ======  ======  ======  ======  ======
Ratio of non-performing loans to total
 loans................................    0.13%   0.17%   0.38%   0.29%   0.89%
Ratio of non-performing assets to
 total loans plus other real estate
 owned................................    0.23    0.42    0.91    0.80    1.85

  Overton's level of non-performing assets decreased by $651,000 during the year ended December 31, 1997, primarily as a result of the decrease in other real estate owned and repossessed assets of $552,000. Total non-performing loans also decreased during the period primarily due to a decrease in non-accrual loans. During 1996, non-performing assets decreased by $1.26 million due to a decrease of $749,000 in other real estate owned and repossessed assets and also a decrease in non-performing loans of $506,000. The ratio of non-performing loans to total loans for 1997 and 1996 was .13% and .17%, respectively, and the ratio of non-performing assets to total loans plus other real estate owned for 1997 and 1996 was .23% and .42%, respectively.

  Allowance for Credit Losses. The allowance for credit losses is increased by provisions charged to income and reduced by net charge-offs. The amount of the allowance is based upon a review of Overton's prior loss experience, economic conditions, loan portfolio mix, and management's estimate of losses.

  The following table summarizes the changes in the allowance for credit losses and the related ratios of Overton for the periods indicated:

                                           YEARS ENDED DECEMBER 31,
                                      ---------------------------------------
                                       1997     1996    1995    1994    1993
                                      -------  ------  ------  ------  ------
                                            (DOLLARS IN THOUSANDS)
Balance at beginning of period....... $ 5,195  $4,257  $3,015  $2,775  $2,558
Charge-offs
  Commercial.........................     285     309      85     245      51
  Real estate........................       6     --       60      17     --
  Installment........................      46      65      57      44      43
                                      -------  ------  ------  ------  ------
    Total charge-offs................     337     374     202     306      94
                                      -------  ------  ------  ------  ------
Recoveries
  Commercial.........................      69      82      74      61      51
  Real estate........................      13       9      19       6       3
  Installment........................      13      27      19       6      23
                                      -------  ------  ------  ------  ------
    Total recoveries.................      95     118     112      73      77
                                      -------  ------  ------  ------  ------
    Net charge-offs..................     242     256      90     233      17
Provision for credit losses..........   1,274   1,194   1,332     473     234
                                      -------  ------  ------  ------  ------
Balance at end of period............. $ 6,227  $5,195  $4,257  $3,015  $2,775
                                      =======  ======  ======  ======  ======
Net charge-off ratio (as of year-
 end)................................    0.05%   0.06%   0.03%   0.09%   0.01%
Allowance for credit losses to total
 loans (as of year-end)..............    1.31    1.24    1.34    1.19    1.55
Allowance for credit losses to non-
 performing loans (as of year-end)... 1017.48  730.66  349.79  409.65  174.31

  As indicated above, Overton's historical loan loss experience has been minimal. The allowance as a percentage of loans outstanding increased from 1.24% at December 31, 1996 to 1.31% at December 31, 1997. The allowance as a percentage of loans outstanding at December 31, 1995 was 1.34%. The allowance for credit losses as a percentage of non-performing loans increased from 730.66% at December 31, 1996 to 1017.48% at December 31, 1997. Consistently increasing loan growth has resulted in an increase in the allowance, but the decreasing trend in non-performing loans has resulted in an increased ratio of the allowance for credit losses to non-performing loans.

  Overton recorded a $1.27 million provision for loan losses in 1997 compared with a $1.19 million provision in 1996. The loan loss provision for 1995 was $1.33 million and was slightly higher than 1996 due to an increase in lending volume. Net charge-offs totaled $242,000 for the year ended December 31, 1997 and $256,000 for the year ended December 31, 1996. Net charge-offs for the year ended December 31, 1995 amounted to $90,000.

  On January 1, 1995 Overton adopted Statement of Financial Accounting Standards No. 114 "Accounting by Creditors for Impairment of a Loan" ("SFAS No. 114"), as amended by Statement of Financial Accounting Standards No. 118 "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosure" ("SFAS No. 118"). These standards specify how allowances for certain impaired loans should be determined and the accounting for in-substance foreclosures. Adoption of these standards did not have a material impact on Overton's results of operation.

  The loan loss reserve is reviewed on a quarterly basis by management and the Overton Board. Classified loans are reviewed monthly by management and past due loans are reviewed weekly. Loans are graded at each review initially by the lending officer, but may be downgraded or upgraded at loan committee. Grading varies from loans which do not appear to have a significant probability of loss at the time of review to loans which indicate a probability that the entire balance will be uncollectible.

  In addition to credits being reviewed by management and the Overton Board, as well as the OCC, Overton also engages an independent loan review firm on an annual basis.

  The allowance for credit losses is, in management's opinion, adequate to absorb possible credit losses.

  For purposes of complying with certain disclosure requirements, the table below presents an allocation of the entire allowance for credit losses among various loan classifications and sets forth the percentage of loans in each category to total loans. The allowance shown in the table below should not be interpreted as an indication that charge-offs in future periods will occur in these amounts or proportions, or that the allowance indicates future charge-off trends.

                                                 AT DECEMBER 31,
                         --------------------------------------------------------------------
                             1997          1996          1995          1994          1993
                         ------------  ------------  ------------  ------------  ------------
                                % OF          % OF          % OF          % OF          % OF
                                TOTAL         TOTAL         TOTAL         TOTAL         TOTAL
                         AMOUNT LOANS  AMOUNT LOANS  AMOUNT LOANS  AMOUNT LOANS  AMOUNT LOANS
                         ------ -----  ------ -----  ------ -----  ------ -----  ------ -----
                                              (DOLLARS IN THOUSANDS)
Commercial.............. $3,478 0.73%  $2,751 0.65%  $2,260 0.71%  $1,451 0.57%  $1,436 0.80%
Real estate.............  1,935 0.41    1,931 0.46    1,530 0.48    1,327 0.52    1,149 0.64
Interim.................    592 0.12      358 0.08      356 0.11      180 0.07      107 0.06
Installment.............     95 0.02       84 0.02       77 0.03       52 0.02       80 0.05
Unallocated.............    127 0.03       71 0.02       34 0.01        5 0.00        3 0.00
                         ------ ----   ------ ----   ------ ----   ------ ----   ------ ----
  Total Allowances...... $6,227 1.31%  $5,195 1.23%  $4,257 1.34%  $3,015 1.18%  $2,775 1.55%
                         ====== ====   ====== ====   ====== ====   ====== ====   ====== ====

  The unallocated portion of the allowance represents an additional amount beyond the specific reserve which is available for unidentified losses in the current loan portfolio.

  Investment Securities. The following table presents the comparative amortized cost and estimated market values of investment securities classified as available-for-sale at the dates indicated:

                                                 AT DECEMBER 31,
                          --------------------------------------------------------------
                                  1997                 1996                 1995
                          -------------------- -------------------- --------------------
                          AMORTIZED ESTIMATED  AMORTIZED ESTIMATED  AMORTIZED ESTIMATED
                            COST    FAIR VALUE   COST    FAIR VALUE   COST    FAIR VALUE
                          --------- ---------- --------- ---------- --------- ----------
                                              (DOLLARS IN THOUSANDS)
U.S. Treasury securities
 and obligations of U.S.
 government agencies....  $115,330   $115,571  $107,749   $108,320  $ 91,928   $ 93,940
Mortgage-backed
 securities.............    52,865     53,002    37,297     37,502    37,420     37,757
Equity securities.......     2,719      2,719     2,214      2,214     1,887      1,887
                          --------   --------  --------   --------  --------   --------
                          $170,914   $171,292  $147,260   $148,036  $131,235   $133,584
                          ========   ========  ========   ========  ========   ========

  The following table presents the comparative amortized cost and estimated market values of investment securities classified as held-to-maturity at the dates indicated:

                                                AT DECEMBER 31,
                         --------------------------------------------------------------
                                 1997                 1996                 1995
                         -------------------- -------------------- --------------------
                         AMORTIZED ESTIMATED  AMORTIZED ESTIMATED  AMORTIZED ESTIMATED
                           COST    FAIR VALUE   COST    FAIR VALUE   COST    FAIR VALUE
                         --------- ---------- --------- ---------- --------- ----------
                                             (DOLLARS IN THOUSANDS)
Asset-backed
 securities............. $  5,993   $  6,000   $   --    $   --     $   --    $   --
Obligations of states
 and political
 subdivisions...........   39,138     40,317    29,781    30,366     24,452    25,228
Mortgage-backed
 securities.............   61,538     61,571    57,251    56,710     50,025    50,024
                         --------   --------   -------   -------    -------   -------
    Total............... $106,669   $107,888   $87,032   $87,076    $74,477   $75,252
                         ========   ========   =======   =======    =======   =======

  Total securities, including securities available-for-sale, were $279.9 million at year-end 1997 compared to $235.9 million on December 31, 1996. As of December 31, 1997, available-for-sale securities represent 61.2% of the total portfolio and are primarily U.S. Treasury securities and obligations of U.S. government agencies. Held-to-maturity securities represent 38.1% of the portfolio and consist primarily of municipal securities and U.S. government agency obligations.

  Securities are classified as held-to-maturity when there is a positive intent and ability to hold the securities to maturity. Available-for-sale securities are stated at fair value, with unrealized gains and losses, net of tax, reported as a separate component of shareholders' equity.

  The following table sets forth the amount of maturities and average yields of the amortized cost of investment debt securities classified as available-for-sale at December 31, 1997:

                          WITHIN ONE YEAR   ONE TO FIVE YEARS    FIVE TO TEN YEARS    AFTER TEN YEARS
                          ----------------  -------------------  -------------------  ----------------
                           AMOUNT   YIELD    AMOUNT     YIELD     AMOUNT     YIELD     AMOUNT   YIELD    TOTAL
                          -------- -------  ---------- --------  ---------- --------  -------- -------  --------
                                                      (DOLLARS IN THOUSANDS)
U.S. Treasury securities
 and obligations of U.S.
 government agencies....  $  8,007   7.41%  $   75,707    6.30%  $   31,616    6.32%  $    --     --    $115,330
Mortgage-backed
 securities.............       --     --         3,135    6.06        5,350    6.89     44,380   6.14%    52,865
                          -------- ------   ---------- -------   ---------- -------   -------- ------   --------
  Total.................  $  8,007   7.41%  $   78,842    6.29%  $   36,966    6.42%    44,380   6.14%  $168,195
                          ======== ======   ========== =======   ========== =======   ======== ======   ========

  The following table sets forth the amount of maturities and average yields of investment securities classified as held-to-maturity at December 31, 1997:

                          WITHIN ONE YEAR   ONE TO FIVE YEARS    FIVE TO TEN YEARS    AFTER TEN YEARS
                          ----------------  -------------------  -------------------  -----------------
                           AMOUNT   YIELD    AMOUNT     YIELD     AMOUNT     YIELD     AMOUNT   YIELD     TOTAL
                          -------- -------  ---------- --------  ---------- --------  --------- -------  --------
                                                     (DOLLARS IN THOUSANDS)
Asset-backed
 securities.............  $    --     --    $      --      --    $    2,993    6.68%  $   3,000   6.80%  $  5,993
Obligations of state and
 political
 subdivisions...........     2,525   5.05%      15,394    5.09%      20,408    4.93         811   5.73     39,138
Mortgage-backed
 securities.............       --     --         3,020    6.53       11,713    6.46      46,805   6.86     61,538
                          -------- ------   ---------- -------   ---------- -------   --------- ------   --------
  Total.................  $  2,525   5.05%  $   18,414    5.33%  $   35,114    5.71%  $  50,616   6.83%  $106,669
                          ======== ======   ========== =======   ========== =======   ========= ======   ========

  Yields on tax exempt obligations have not been computed on a tax equivalent basis.

  Deposits. The following table presents the average deposits of Overton Bank and Trust:

                                        YEAR ENDED DECEMBER 31,
                            -------------------------------------------------
                                 1997             1996             1995
                            ---------------  ---------------  ---------------
                                      % OF             % OF             % OF
                             AMOUNT  TOTAL    AMOUNT  TOTAL    AMOUNT  TOTAL
                            -------- ------  -------- ------  -------- ------
                                        (DOLLARS IN THOUSANDS)
Non-interest bearing
 deposits.................. $212,512  32.77% $177,798  33.05% $149,731  33.53%
NOW & money market
 deposits..................  291,799  45.04   243,203  45.21   184,150  41.24
Savings deposits...........   17,378   2.68    18,584   3.46    20,514   4.59
Time deposits..............  126,363  19.51    98,323  18.28    92,142  20.64
                            -------- ------  -------- ------  -------- ------
  Total Deposits........... $648,052 100.00% $537,908 100.00% $446,537 100.00%
                            ======== ======  ======== ======  ======== ======

  During the year ended December 31, 1997, average deposits increased by approximately $109.7 million. The increase resulted primarily from a $75 million increase in time deposits, and an increase of $34 million in non-interest bearing deposits, compared to a $63 million increase in time deposits and a $28 million increase in non-interest bearing deposits for the year ending December 31, 1996. Deposits increases are the result of normal growth and also result from expansion into new market areas.

  The following table sets forth the amount of the maturities of certificates of deposit of $100,000 or more as of December 31, 1997:

                                                                        % OF
                                                           AMOUNT      TOTAL
                                                         ----------- ----------
                                                         (DOLLARS IN THOUSANDS)
Maturity group:
  1 month or less....................................... $    14,932      24.53%
  Over 1 month to 6 months..............................      21,625      35.53
  Over 6 months to 12 months............................      20,474      33.63
  Beyond 1 year.........................................       3,839       6.31
                                                         ----------- ----------
    Total............................................... $    60,870     100.00%
                                                         =========== ==========

  As indicated in the table above, the majority of Overton's certificates of deposits of $100,000 or more mature within one year.

  Short-Term Borrowings. Short-term borrowings consist of federal funds purchased and securities sold under agreements to repurchase. Federal funds purchased are one-day contracts, and securities sold under agreements to repurchase are open contracts that are cancelable on demand by either party. The following table sets forth the amount of securities sold under agreements to repurchase and federal funds purchased and the average interest rates thereon at the dates indicated:

                                                       1997     1996     1995
                                                      -------  -------  -------
                                                      (DOLLARS IN THOUSANDS)
Average balance during the year...................... $70,647  $60,239  $42,482
Average interest rate during the year................    4.60%    4.70%    4.80%
Maximum month-end balance during the year............ $83,423  $74,014  $50,360
Amount outstanding at end of year.................... $68,662  $58,583  $44,969

RESULTS OF OPERATIONS

  The following table summarizes Overton's profitability ratios for the periods indicated:

                                                   YEARS ENDED DECEMBER 31,
                                                  ----------------------------
                                                    1997      1996      1995
                                                  --------  --------  --------
Net interest income as a % of average earning
 assets.........................................      5.53%     5.76%     6.17%
Efficiency ratio (non interest expense as a % of
 net interest income plus non-interest income)..     69.96     69.89     67.64
Return on average assets........................      1.17      1.17      1.29
Return on average equity........................     18.90     18.44     19.83
Dividend payout ratio...........................      9.59      9.97      9.59
Average equity to average assets ratio..........      6.20      6.33      6.53

  Overton's return on average assets decreased in 1996 as compared to 1995 primarily as a result of a decrease in net interest income as a percentage of average earning assets, as well as the effect of start-up costs for new branches. The Company's return on average assets remained unchanged in 1997 as compared to 1996. Although the net yield on average earning assets decreased in 1997, new branches were maturing and becoming profitable.

  Net Interest Income. Net interest income is the difference between interest on earning assets and interest paid on interest bearing liabilities. Net interest income is affected by changes in interest rates earned and paid, and by changes in the volume of earning assets and interest bearing liabilities.

  The following table summarizes net interest income of Overton for the periods indicated:

                                                   YEARS ENDED DECEMBER 31,
                          ------------------------------------------------------------------------------
                                    1997                      1996                       1995
                          ------------------------- -------------------------  -------------------------
                          AVERAGE            YIELD/ AVERAGE            YIELD/  AVERAGE            YIELD/
                          BALANCE   INTEREST  RATE  BALANCE   INTEREST  RATE   BALANCE   INTEREST  RATE
                          --------  -------- ------ --------  -------- ------  --------  -------- ------
                                                    (DOLLARS IN THOUSANDS)
ASSETS
Interest earning assets:
 Loans (net of unearned
  income)...............  $447,239  $44,541   9.96% $359,603  $35,885   9.98%  $289,193  $30,396  10.51%
 Taxable investment
  securities............   199,365   12,869   6.45   180,391   12,056   6.68    144,084    9,608   6.67
 Non-taxable investment
  securities............    33,587    1,762   5.25    26,176    1,303   4.98     21,869    1,123   5.14
 Federal funds sold.....    10,475      584   5.58     5,154      280   5.43      7,202      422   5.86
                          --------  -------   ----  --------  -------  -----   --------  -------  -----
   Total interest
    earning assets......   690,666   59,756   8.65%  571,324   49,524   8.67%   462,348   41,549   8.99%
                          --------  -------   ----  --------  -------  -----   --------  -------  -----
Non-interest earning
 assets:
 Cash and due from
  banks.................    59,919                    51,023                     45,414
 Bank premises and
  equipment.............    20,235                    16,995                     12,246
 Other assets...........    13,530                    12,606                     13,132
 Allowance for loan
  losses................    (5,733)                   (4,837)                    (3,501)
                          --------                  --------                   --------
   Total non-interest
    earning assets......    87,951                    75,787                     67,291
                          --------                  --------                   --------
Total Assets............  $778,617                  $647,111                   $529,639
                          ========                  ========                   ========
LIABILITIES AND
 SHAREHOLDERS' EQUITY
Interest bearing
 liabilities:
 NOW and money market
  deposits..............  $291,799  $10,981   3.76  $243,203  $ 8,390   3.45   $184,150  $ 5,956   3.23
 Savings deposits.......    17,378      349   2.01    18,584      384   2.07     20,514      535   2.61
 Time deposits..........   126,363    6,696   5.30    98,323    4,930   5.01     92,142    4,485   4.87
 Advances from Federal
  Home Loan Bank........     2,990      215   7.19       696       74  10.63         71        6   8.45
 Federal funds
  purchased and
  securities sold under
  agreements to
  repurchase............    70,647    3,328   4.71    60,239    2,836   4.71     42,482    2,051   4.83
                          --------  -------   ----  --------  -------  -----   --------  -------  -----
   Total interest
    bearing liabilities
    and average rate
    paid................   509,177   21,569   4.24%  421,045   16,614   3.95%   339,359   13,033   3.84%
                          --------  -------   ----  --------  -------  -----   --------  -------  -----
Non-interest bearing
 liabilities:
 Demand deposits........   212,512                   177,798                    149,731
 Other liabilities......     5,504                     4,418                      4,023
                          --------                  --------                   --------
   Total non-interest
    bearing
    liabilities.........   218,016                   182,216                    153,754
                          --------                  --------                   --------
Total liabilities.......   727,193                   603,261                    493,113
SHAREHOLDERS' EQUITY....    51,424                    43,850                     36,526
                          --------                  --------                   --------
Total Liabilities and
 Shareholders' Equity...  $778,617                  $647,111                   $529,639
                          ========  =======         ========  =======          ========  =======
Net interest income.....            $38,187                   $32,910                    $28,516
                                    =======                   =======                    =======
Net yield on average
 interest earning
 assets.................                      5.53%                     5.76%                     6.17%

  The following table presents the effect on net interest income of changes between the period ended December 31, 1997 and December 31, 1996, as well as changes between the prior two years, in volume, rate and rate/volume for the categories indicated. The effect of a change in volume has been determined by applying the rate in the current period to the change in volume during the current period. The effect of a change in rate was determined by applying the changes in the rate from the earlier period to the volume from the earlier period. The rate/volume variance has been allocated to the volume variance. Average daily balances of all categories in each period were used in the volume computations. Average daily rates in each period were used in rate computations.

                            1997 VERSUS 1996         1996 VERSUS 1995         1995 VERSUS 1994
                           INCREASE (DECREASE)      INCREASE (DECREASE)      INCREASE (DECREASE)
                            DUE TO CHANGE IN         DUE TO CHANGE IN         DUE TO CHANGE IN
                          -----------------------  -----------------------  -----------------------
                          VOLUME   RATE    TOTAL   VOLUME   RATE    TOTAL   VOLUME   RATE    TOTAL
                          ------  -------  ------  ------  -------  ------  ------  ------  -------
                                               (DOLLARS IN THOUSANDS)
Interest Income:
 Loans..................  $8,728  $   (72) $8,656  $7,026  $(1,537) $5,489  $8,051  $2,888  $10,939
 Taxable investment
  securities............   1,225     (412)    813   2,426       22   2,448  (1,608)  2,115      507
 Non-taxable investment
  securities............     389       70     459     214      (34)    180     356      (9)     347
 Federal funds sold.....     297        7     304    (111)     (31)   (142)    185      46      231
                          ------  -------  ------  ------  -------  ------  ------  ------  -------
 Total interest income..  10,639     (407) 10,232   9,555   (1,580)  7,975   6,984   5,040   12,024
                          ------  -------  ------  ------  -------  ------  ------  ------  -------
Interest Expense:
 NOW and money market
  deposits..............   1,829      762   2,591   2,037      397   2,434   1,033   1,462    2,495
 Savings deposits.......     (24)     (11)    (35)    (40)    (111)   (151)    (81)     35      (46)
 Time deposits..........   1,486      280   1,766     310      135     445      63   1,306    1,369
 Advances from Federal
  Home Loan Bank........     165      (24)    141      66        2      68       6      (8)      (2)
 Federal funds purchased
  and securities sold
  under agreements to
  repurchase............     490        2     492     836      (51)    785     506     375      881
                          ------  -------  ------  ------  -------  ------  ------  ------  -------
 Total interest
  expense...............   3,946    1,009   4,955   3,209      372   3,581   1,527   3,170    4,697
                          ------  -------  ------  ------  -------  ------  ------  ------  -------
  Net interest income...  $6,693  $(1,416) $5,277  $6,346  $(1,952) $4,394  $5,457  $1,870  $ 7,327
                          ======  =======  ======  ======  =======  ======  ======  ======  =======

  Interest rates on securities which are nontaxable for United States federal income tax purposes are not presented on a taxable equivalent basis. As indicated in the tables above, net interest income, as a percentage of average earning assets, decreased from 6.17% in 1995 to 5.76% in 1996, primarily as a result of a decrease in Overton Bank and Trust lending rates. The average prime rate used by Overton Bank and Trust in determining its lending rates was 8.85% in 1995 compared to 8.25% in 1996. Inasmuch as Overton Bank and Trust's cost of funds did not decrease to the same extent as the change on a large portion of its loan portfolio, net interest income decreased by 40 basis points. In 1997 the average prime rate used by Overton Bank and Trust in determining its lending rates increased to 8.50% and Overton Bank and Trust's cost of funds increased from 3.95% in 1996 to 4.24% in 1997. As a result, net interest income as a percentage of average earning assets decreased from 5.76% in 1996 to 5.53% in 1997. As indicated in the table below, the mix of Overton Bank and Trust's average earning assets remained relatively unchanged.

                                        YEAR ENDED DECEMBER 31,
                            -------------------------------------------------
                                 1997             1996             1995
                            ---------------  ---------------  ---------------
                                      % OF             % OF             % OF
                             AMOUNT  TOTAL    AMOUNT  TOTAL    AMOUNT  TOTAL
                            -------- ------  -------- ------  -------- ------
                                        (DOLLARS IN THOUSANDS)
Loans (net of unearned
 income)................... $447,239  64.75% $359,603  62.95% $289,193  62.55%
Taxable investment
 securities................  199,365  28.87   180,391  31.57   144,084  31.16
Non-taxable investment
 securities................   33,587   4.86    26,176   4.58    21,869   4.73
Federal funds sold.........   10,475   1.52     5,154   0.90     7,202   1.56
                            -------- ------  -------- ------  -------- ------
  Total.................... $690,666 100.00% $571,324 100.00% $462,348 100.00%
                            ======== ======  ======== ======  ======== ======

  Non-Interest Income. The following table presents the non-interest income of Overton for the periods indicated:

                                YEAR ENDED          1997 VERSUS 1996       1996 VERSUS 1995
                               DECEMBER 31,       INCREASE/(DECREASE)    INCREASE/(DECREASE)
                         ------------------------ ---------------------  --------------------
                           1997    1996    1995     AMOUNT        %        AMOUNT       %
                         -------- ------- ------- ---------------------  --------------------
                                               (DOLLARS IN THOUSANDS)
Trust department........ $  3,304 $ 2,867 $ 2,580 $      437      15.24% $      287     11.12%
Customer service
 charges................    4,405   3,897   3,462        508      13.04         435     12.56
Securities gains
 (losses), net..........        4      88      14        (84)    (95.45)         74    528.57
Other...................    4,288   2,768   2,074      1,520      54.91         694     33.46
                         -------- ------- ------- ----------  ---------  ---------- ---------
  Total................. $ 12,001 $ 9,620 $ 8,130 $    2,381      24.75% $    1,490     18.33%
                         ======== ======= ======= ==========  =========  ========== =========

  Non-interest income of $12.0 million was reported for 1997, compared with $9.6 million for 1996 and $7.5 million for 1995. Total non-interest income increased 24.75% from 1996.

  Trust department income increased $437,000 or 15.24% during 1997. This increase was primarily due to the increase in the market value of trust assets from $1.4 billion in 1996, to $1.7 billion in 1997 and the result of normal growth. The increase in trust assets was primarily due to the increase in the number of accounts held and the rise in the stock market. Trust income increased $287,000 or 11.12% from 1995 to 1996. During that same period the market value of trust assets increased from $1.1 billion to $1.4 billion.

  Customer service charges increased $508,000 or 13.04% during 1997. During 1996 customer service charges increased $435,000 or 12.56%. The increase in customer service charges is a result of growth in demand deposits, particularly commercial and corporate cash management accounts.

  During 1997 other non-interest income increased $1.5 million or 54.91%. This increase is due to the gain on sale of other real estate owned property, the gain on the sale of other assets, and the increase in revenue from external data processing services. The increase in 1996 over 1995 of $1.5 million or 33.46% is primarily due to the increased activity in the mortgage, investment, and MIS departments.

  Non-Interest Expense. The following table presents the non-interest expense of Overton for the periods indicated:

                                 YEAR ENDED         1997 VERSUS 1996   1996 VERSUS 1995
                                DECEMBER 31,            INCREASE           INCREASE
                         -------------------------- -----------------  -----------------
                           1997     1996     1995    AMOUNT      %      AMOUNT      %
                         -------- -------- -------- -----------------  -----------------
                                             (DOLLARS IN THOUSANDS)
Salaries and employee
 benefits............... $ 20,747 $ 17,477 $ 14,754 $   3,270   18.71% $   2,723   18.46%
Net occupancy expense...    2,825    2,301    2,058       524   22.77        243   11.81
Equipment expense.......    3,882    3,145    2,169       737   23.43        976   45.00
Other...................    7,658    6,802    6,009       856   12.58        793   13.20
                         -------- -------- -------- --------- -------  --------- -------
  Total................. $ 35,112 $ 29,725 $ 24,990 $   5,387   18.12% $   4,735   18.95%
                         ======== ======== ======== ========= =======  ========= =======

  Non-interest expense of $35.1 million was reported for 1997, compared with $29.7 million for 1996 and $25.0 million for 1995. Total non-interest expense increased 18.12% from 1996.

  Salaries and benefits increased by $3.3 million or 18.71% in 1997 as a result of continued expansion, and continued increase in deposits, loans and related administrative requirements. The increase from 1995 to 1996 was $2.7 million or 18.46%. This increase was also due to continued expansion and the additional staff needed to support the continued growth in all areas. Net occupancy expense increased $524,000 or 22.77% during 1997 primarily due to expenses associated with the completion of the data processing facility in Grapevine as well as the completion of the permanent banking facility in Grapevine, as well as additional expenses associated with building maintenance. Net occupancy expenses increased $243,000 or 11.81% in 1996 primarily due to expansion and the increase in building maintenance. Equipment expense increased $737,000 or 23.43% during 1997. This increase was primarily due to increased depreciation expense for equipment purchased for banking centers moving from temporary to permanent facilities and also expansion facilities. Equipment expense increased $976,000 million or 45.00% during 1996 because of expansion as well as an increase in data processing equipment expense due to several upgrades in the system. Other expenses increased $856,000 or 12.58% in 1997. This increase is due to an increase in the FDIC assessment, as well as an increase in advertising and business development costs associated with the Dallas market, and other expense increases due to normal growth. Other expenses increased $793,000 or 13.20% during 1996. These increases were due to an increase in professional expenses, advertising and business development, and printing and supplies expenses due to expansion as well as costs due to normal growth.

  Asset/Liability Management. Asset liability management seeks to minimize fluctuations in net interest income during periods of changing interest rates. The difference between interest rate-sensitive assets and interest rate-sensitive liabilities for a specific period or on a cumulative basis is commonly referred to as a rate sensitivity "gap." The gap is considered "positive" when rate-sensitive assets exceed rate-sensitive liabilities and "negative" when rate-sensitive liabilities exceed rate-sensitive assets. Institutions that have a "positive" gap are generally considered to be in a position to benefit from rising rates but to be adversely affected by falling rates whereas those with a "negative" gap are generally considered to be in a position to benefit from falling rates but to be adversely affected by rising rates.

  While gap analysis is a valuable tool in assessing the potential impact of interest rate changes on net interest income, other factors, such as changes in balance sheet composition and the interest rate spread relationship between interest earning assets and interest bearing liabilities, also have an important impact in determining net interest income.

  The following table sets forth the interest rate sensitivity of Overton's assets and liabilities at December 31, 1997. Amounts are classified as to the earlier of the next possible repricing date or maturity.

                                       1 MONTH    6 MONTHS
                                       THROUGH    THROUGH      OVER
                           1-30 DAYS   6 MONTHS    1 YEAR     1 YEAR      TOTAL
                           ---------   --------   --------   ---------  ---------
EARNING ASSETS:
 Investment securities...  $ 31,354    $ 20,351   $ 38,739   $ 189,457  $ 279,901
 Loans...................   314,315      46,029     21,985      92,569    474,898
                           --------    --------   --------   ---------  ---------
 Total earning assets....   345,669      66,380     60,724     282,026    754,799
                           --------    --------   --------   ---------  ---------
INTEREST BEARING LIABILI-
 TIES:
Deposits:
 NOW and money market
  deposits...............   336,625         --         --          --     336,625
 Savings deposits........    16,844         --         --          --      16,844
 Time deposits...........    21,597      40,923     49,353      10,087    121,960
Federal funds purchased..       610                                           610
 Securities sold under
  agreements to
  repurchase.............    68,052                                        68,052
                           --------    --------   --------   ---------  ---------
 Total Interest Bearing
  Liabilities............  $443,728    $ 40,923   $ 49,353   $  10,087  $ 544,091
                           --------    --------   --------   ---------  ---------
Interest Rate Sensitivity
 Gap.....................  $(98,059)   $ 25,457   $ 11,371   $ 271,939
Cumulative Interest Rate
 Sensitivity Gap.........   (98,059)    (72,602)   (61,231)    210,708
Cumulative Interest Rate
 Sensitivity Gap as a
 Percentage of Total
 Assets..................    (11.36%)     (8.41%)    (7.10%)     24.42%
Cumulative Gap Ratio.....      0.78        0.85       0.89        1.39

  Since interest rates on NOW, money market and savings accounts are typically not adjusted to the same extent as those on interest rate-sensitive assets, Overton believes that it is in a position to benefit from rising interest rates.

            VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS OF OVERTON

PRINCIPAL BENEFICIAL OWNERS

  The following table lists the only shareholders known by Overton to be the beneficial owners of more than five percent of outstanding Overton Common Stock as of December 31, 1997.

    NAME AND ADDRESS OF              AMOUNT AND NATURE OF           PERCENT OF
     BENEFICIAL OWNER                BENEFICIAL OWNERSHIP             CLASS
    -------------------              --------------------           ----------
R. Denny Alexander                          69,544                     6.12%
 4200 South Hulen St. Suite  (as owner, trustee and voting partner)
 617
 Fort Worth, TX 76109
Cass O. Edwards, II                         84,625                     7.45%
 4200 South Hulen St. Suite          (as owner and trustee)
 614
 Fort Worth, TX 76109
Preston M. Geren, III                       99,325                     8.74%
 500 Throckmorton, #1400         (as owner and voting partner)
 Fort Worth, TX 76102
John Luther King, Jr.                       89,239                     7.86%
 301 Commerce St. #1600                     (owner)
 Fort Worth, TX 76102

SHARES BENEFICIALLY OWNED BY DIRECTORS AND EXECUTIVE OFFICERS

  The following table identifies the names of directors and executive officers and their beneficial ownership of shares of Overton Common Stock as of April 1, 1998.

                                  AMOUNT AND NATURE OF           PERCENT OF
NAME OF BENEFICIAL OWNER          BENEFICIAL OWNERSHIP             CLASS
------------------------  -------------------------------------  ----------
                                         69,544                     6.12%
R. Denny Alexander        (as owner, trustee and voting partner)
                                         14,744                     1.30%
Louis H. Barnett                  (as owner and trustee)
                                         84,625                     7.45%
Cass O. Edwards, II               (as owner and trustee)
                                         99,325                     8.74%
Preston M. Geren, III         (as owner and voting partner)
                                           200                      0.02%
Preston M. Geren, Jr.      (2,282 shares held in voting trust)
                                          7,327                     0.64%
Paul W. Greenwell                        (owner)
                                          2,251                     0.20%
L. Dale Griggs                           (owner)
                                         33,451                     2.94%
James M. Harrison                        (owner)
                                          1,148                     0.10%
James E. Helzer                          (owner)
                                          2,913                     0.26%
Fred Ivy                                 (owner)
                                         50,383                     4.43%
Raymond B. Kelly, Jr.         (as owner and voting partner)
                                         20,712                     1.82%
G. Malcolm Louden                 (as owner and trustee)
                                         25,152                     2.21%
Edward Martin II              (as owner and voting partner)
                                          3,260                     0.29%
John W. Newbern                          (owner)
                                         12,905                     1.14%
Robert S. Newkirk                        (owner)
                                         21,650                     1.91%
Margret M. Rimmer                 (as owner and trustee)
                                          5,527                     0.49%
Everett A. Roberts                       (owner)
                                           105                      0.01%
Nathan L. Robinett                       (owner)
                                         20,856                     1.84%
Randy Rodgers                            (owner)
                                         26,406                     2.32%
David L. Tapp                            (owner)
                                          9,341                     0.82%
Dennis H. Withers                 (as owner and trustee)
                                          3,347                     0.29%
Lou Wooten                               (owner)
  Total                                  515,172                   45.34%

  As a condition and an inducement to Cullen/Frost entering into the Merger Agreement all of the directors of Overton, who hold approximately 41.4% of the outstanding shares of Overton Common Stock agreed to vote all such shares in favor of the approval of the Merger Agreement and consent to the termination of the Shareholders Agreement. The form of letter agreement executed by each director is Exhibit A to the Merger Agreement, which is attached hereto as Appendix A to this Proxy Statement Prospectus.

                                    EXPERTS

  The consolidated financial statements of Cullen/Frost included in Cullen/Frost's Annual Report (Form 10-K) for the year ended December 31, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  The consolidated balance sheets of Overton Bancshares, Inc. and Subsidiaries as of December 31, 1997 and 1996 and the consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997, included in this registration statement, have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                     VALIDITY OF CULLEN/FROST COMMON STOCK

  The validity of the shares of Cullen/Frost Common Stock being offered hereby will be passed upon for Cullen/Frost by Wachtell, Lipton, Rosen & Katz.

                                 OTHER MATTERS

  As of the date of this Proxy Statement/Prospectus, the Overton Board knows of no matters that will be presented for consideration at the Special Meeting other than as described in this Proxy Statement/Prospectus. However, if any other matter shall come before the Special Meeting or any adjournments or postponements thereof and shall be voted upon, the proposed proxy will be deemed to confer authority to the individuals named as authorized therein to vote the shares represented by such proxy as to any such matters that fall within the purposes set forth in the Notice of Special Meeting, provided, however, that no proxy which is voted against the proposal to approve the Merger Agreement will be voted in favor of any adjournment or postponement.

         OVERTON BANCSHARES, INC. AND SUBSIDIARIES FINANCIAL STATEMENTS

Financial Statements:
  Consolidated Balance Sheets as of December 31, 1997 and 1996............  F-2
  Consolidated Statements of Income for the years ended December 31, 1997,
   1996 and 1995..........................................................  F-3
  Consolidated Statements of Shareholders' Equity for the years ended
   December 31, 1997, 1996 and 1995.......................................  F-4
  Consolidated Statements of Cash Flows for the years ended December 31,
   1997, 1996 and 1995....................................................  F-5
  Notes to Consolidated Financial Statements..............................  F-6
  Report of Independent Accountants....................................... F-21

                   OVERTON BANCSHARES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1997 AND 1996

                                                        1997          1996
                                                    ------------  ------------
                      ASSETS
Cash and due from banks............................ $ 80,191,125  $ 74,700,987
Investment securities
  Trading account..................................    1,940,388       786,684
  Available-for-sale...............................  171,291,551   148,035,849
  Held-to-maturity.................................  106,668,724    87,031,753
                                                    ------------  ------------
       Total investment securities.................  279,900,663   235,854,286
Loans..............................................  474,898,090   421,586,811
  Less:Unearned interest...........................     (875,463)     (939,943)
     Allowance for credit losses...................   (6,226,998)   (5,195,282)
                                                    ------------  ------------
     Net loans.....................................  467,795,629   415,451,586
Bank premises and equipment........................   20,358,052    19,026,768
Accrued interest receivable........................    6,239,805     5,662,362
Other assets.......................................    6,318,313     4,500,313
Deferred federal income taxes......................    1,481,868     1,047,123
Federal income tax receivable......................      593,095       911,277
                                                    ------------  ------------
       Total assets................................ $862,878,550  $757,154,702
                                                    ============  ============
       LIABILITIES AND SHAREHOLDERS' EQUITY
Demand deposits.................................... $256,559,452  $236,531,586
Savings, NOW, and money market deposits............  353,469,205   281,368,076
Time deposits over $100,000........................   61,370,517    53,630,289
Other time deposits................................   60,588,750    74,296,118
                                                    ------------  ------------
       Total deposits..............................  731,987,924   645,826,069
Federal funds purchased and securities sold under
 agreements to repurchase..........................   68,661,915    58,583,423
Notes payable......................................      658,194       801,051
Advances from Federal Home Loan Bank...............    2,630,947     2,191,522
Accrued interest and other liabilities.............    4,414,844     3,909,535
                                                    ------------  ------------
       Total liabilities...........................  808,353,824   711,311,600
                                                    ------------  ------------
Commitments and contingent liabilities (Note 8)
Shareholders' equity
  Common stock, par value $4.00; 5,000,000 shares
   authorized; 1,135,571 shares issued at December
   31, 1997 and 1996, respectively, including
   treasury shares.................................    4,542,284     4,542,284
Additional paid-in capital.........................    4,239,213     4,174,935
Retained earnings..................................   46,240,729    37,551,241
Net unrealized gain on available-for-sale
 securities, net of tax of $128,394 in 1997 and
 $263,620 in 1996..................................      249,234       511,733
Unearned ESOP shares...............................     (658,194)     (801,051)
Treasury stock, 2,201 shares at cost in 1997 and
 3,401 shares at cost in 1996......................      (88,540)     (136,040)
                                                    ------------  ------------
       Total shareholders' equity..................   54,524,726    45,843,102
                                                    ------------  ------------
       Total liabilities and shareholders' equity.. $862,878,550  $757,154,702
                                                    ============  ============

   The accompanying notes are an integral part of the consolidated financial statements.

                   OVERTON BANCSHARES, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                              1997         1996        1995
                                           -----------  ----------- -----------
Interest income:
  Interest and fees on loans.............  $44,541,327  $35,884,865 $30,395,716
  Interest on investment securities:
    Available-for-sale...................    9,057,154    8,536,808   7,810,362
    Held-to-maturity.....................    5,390,895    4,664,437   2,765,435
    Trading account......................       25,202       27,617      36,570
  Interest on federal funds sold.........      583,666      280,161     421,712
  Other interest.........................      158,146      130,332     119,096
                                           -----------  ----------- -----------
      Total interest income..............   59,756,390   49,524,220  41,548,891
                                           -----------  ----------- -----------
Interest expense:
  Interest on deposits...................   18,026,303   13,704,353  10,976,306
  Interest on federal funds purchased and
   securities sold under agreements
   to repurchase.........................    3,328,262    2,835,724   2,051,101
  Interest on notes payable and advances
   from Federal Home Loan Bank...........      214,694       74,428       5,730
                                           -----------  ----------- -----------
    Total interest expense...............   21,569,259   16,614,505  13,033,137
                                           -----------  ----------- -----------
      Net interest income................   38,187,131   32,909,715  28,515,754
Provision for credit losses..............    1,274,000    1,194,000   1,332,700
                                           -----------  ----------- -----------
      Net interest income after provision
       for credit losses.................   36,913,131   31,715,715  27,183,054
                                           -----------  ----------- -----------
Other income:
  Service charges........................    4,404,619    3,896,691   3,462,447
  Trust income...........................    3,304,059    2,866,870   2,580,156
  Data processing income.................    1,046,017      699,437     599,147
  Other income...........................    3,246,224    2,156,744   1,488,051
                                           -----------  ----------- -----------
    Total other income...................   12,000,919    9,619,742   8,129,801
                                           -----------  ----------- -----------
Other expenses:
  Salaries and employee benefits.........   20,747,131   17,477,330  14,753,799
  Net occupancy expense of bank
   premises..............................    2,824,615    2,301,374   2,057,890
  Equipment rentals, depreciation,
   maintenance...........................    3,882,279    3,144,539   2,169,002
  Other operating expenses...............    7,658,422    6,802,103   6,009,492
                                           -----------  ----------- -----------
    Total other expenses.................   35,112,447   29,725,346  24,990,183
                                           -----------  ----------- -----------
      Income before income taxes.........   13,801,603   11,610,111  10,322,672
                                           -----------  ----------- -----------
Income tax expense (benefit):
  Current federal........................    4,618,180    3,562,724   3,536,953
  Deferred federal.......................     (299,517)      87,337    (321,896)
                                           -----------  ----------- -----------
    Total income tax expense.............    4,318,663    3,650,061   3,214,957
                                           -----------  ----------- -----------
      Net income.........................  $ 9,482,940  $ 7,960,050 $ 7,107,715
                                           ===========  =========== ===========
Basic earnings per common share using the
 weighted average number of common shares
 outstanding of 1,113,241 in 1997,
 1,119,954 in 1996 and 1,135,510 in
 1995....................................  $      8.52  $      7.11 $      6.26
                                           ===========  =========== ===========
Diluted earnings per common share using
 the weighted average number of common
 shares outstanding of 1,136,793 in
 1997, 1,133,930 in 1996 and 1,147,651
 in 1995.................................  $      8.34  $      7.02 $      6.19
                                           ===========  =========== ===========

   The accompanying notes are an integral part of the consolidated financial statements.

                   OVERTON BANCSHARES, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                                                                                 TOTAL
                              COMMON STOCK     ADDITIONAL              AVAILABLE-    UNEARNED                   SHARE-
                          --------------------  PAID-IN    RETAINED     FOR-SALE       ESOP       TREASURY     HOLDERS'
                           SHARES     AMOUNT    CAPITAL    EARNINGS    SECURITIES     SHARES        STOCK       EQUITY
                          --------- ---------- ---------- -----------  -----------  -----------  -----------  -----------
Balance December 31,
 1994...................  1,135,571 $4,542,284 $4,171,876 $23,505,439  $(1,087,745)                           $31,131,854
Net income for the year
 ended December 31,
 1995...................                                    7,107,715                                           7,107,715
Purchase of treasury
 stock (105 shares).....                                                                         $    (1,470)      (1,470)
Sale of treasury stock
 (105 shares)...........                            1,929                                              1,470        3,399
Cash dividends, $0.30
 per share..............                                     (340,619)                                           (340,619)
Change in unrealized
 gains (losses) on
 available-for-sale
 securities, net of
 taxes of $1,359,153....                                                 2,638,350                              2,638,350
                          --------- ---------- ---------- -----------  -----------  -----------  -----------  -----------
Balance, December 31,
 1995...................  1,135,571  4,542,284  4,173,805  30,272,535    1,550,605          --           --    40,539,229
Net income for the year
 ended December 31,
 1996...................                                    7,960,050                                           7,960,050
Purchase of treasury
 stock (29,132 shares)..                                                                         $(1,164,150) $(1,164,150)
Transfer of treasury
 stock to unearned ESOP
 shares (25,000
 shares)................                                                            $(1,000,000)   1,000,000          --
Sale of treasury stock
 (731 shares)...........                            1,130                                             28,110       29,240
Release of unearned ESOP
 shares (4,974 shares)..                                                                198,949                   198,949
Cash dividends, $0.60
 per share..............                                     (681,344)                                           (681,344)
Change in unrealized
 gains (losses) on
 available-for-sale
 securities, net of
 taxes of $535,175......                                                (1,038,872)                            (1,038,872)
                          --------- ---------- ---------- -----------  -----------  -----------  -----------  -----------
Balance, December 31,
 1996...................  1,135,571  4,542,284  4,174,935  37,551,241      511,733     (801,051)    (136,040)  45,843,102
Net income for the year
 ended December 31,
 1997...................                                    9,482,940                                           9,482,940
Purchase of treasury
 stock (500 shares).....                                                                             (20,500)     (20,500)
Sale of treasury stock
 (1,700 shares).........                                                                              68,000       68,000
Release of unearned ESOP
 shares (3,571 shares)..                           64,278                               142,857                   207,135
Cash dividends, $0.70
 per share..............                                     (793,452)                                           (793,452)
Change in unrealized
 gains (losses) on
 available-for-sale
 securities, net of
 taxes of $135,226......                                                  (262,499)                              (262,499)
                          --------- ---------- ---------- -----------  -----------  -----------  -----------  -----------
Balance, December 31,
 1997...................  1,135,571 $4,542,284 $4,239,213 $46,240,729  $   249,234  $  (658,194) $   (88,540) $54,524,726
                          ========= ========== ========== ===========  ===========  ===========  ===========  ===========


   The accompanying notes are an integral part of the consolidated financial statements.

                   OVERTON BANCSHARES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

             FOR THE YEARS ENDED DECEMBER 31, 1997, 1996, AND 1995

                                        1997           1996           1995
                                    -------------  -------------  -------------
Cash flows from operating
 activities:
 Net income.......................  $   9,482,940  $   7,960,050     $7,107,715
 Adjustments to reconcile net
  income to net cash provided by
  operating activities:
 Provision for credit losses......      1,274,000      1,194,000      1,332,700
 Depreciation.....................      3,080,811      2,482,889      1,819,563
 Deferred federal income taxes....       (299,517)        87,337      (321,896)
 Release of unearned ESOP shares
  upon payment on ESOP note.......        207,135        198,949            --
 Net losses on sales of bank
  premises and equipment..........         11,735          8,503        (6,425)
 Net gains on sales of real
  estate..........................       (315,481)      (122,300)      (12,816)
 Net realized gains on sales of
  available-for-sale securities...         (3,931)       (87,855)       (13,753)
 Net increase in trading account
  securities......................     (1,153,704)      (350,591)        77,392
 Net increase (decrease) in
  unearned interest on loans......        (64,480)       223,836        264,176
 Net increase in accrued interest
  receivable......................       (577,443)      (657,246)     (872,032)
 Net increase in other assets.....     (2,370,411)      (239,251)       253,970
 Net decrease (increase) in
  federal income tax receivable...        318,181       (462,323)       131,852
 Net increase in accrued interest
  and other liabilities...........        505,309        479,879      1,018,467
                                    -------------  -------------  -------------
  Net cash provided by operating
   activities.....................     10,095,144     10,715,877     10,778,913
                                    -------------  -------------  -------------
Cash flows from investing
 activities:
 Net increase in loans............    (53,528,243)  (104,435,312)  (64,383,202)
 Purchases of available-for-sale
  securities......................    (78,393,849)   (68,432,598)  (79,926,975)
 Proceeds from sales of available-
  for-sale securities.............     10,545,913     24,095,158     15,536,338
 Proceeds from maturities of
  available-for-sale securities...     44,210,099     28,399,714     64,182,736
 Purchases of held-to-maturity
  securities......................    (31,119,831)   (21,153,453)  (35,734,083)
 Proceeds from maturates of held-
  to-maturity securities..........     11,471,200      8,599,269      5,014,299
 Purchases of bank premises and
  equipment.......................     (6,590,932)    (9,211,124)   (7,596,386)
 Proceeds from sales of bank
  premises and equipment..........      2,167,102      2,693,168      1,873,975
 Proceeds from sales of real
  estate..........................        842,572        543,479        207,421
                                    -------------  -------------  -------------
  Net cash used in investing
   activities.....................   (100,395,969)  (138,901,699) (100,825,877)
                                    -------------  -------------  -------------
Cash flows from financing
 activities:
 Net increase in deposits and
  securities sold under agreements
  to repurchase...................     96,240,347    141,935,423    104,604,418
 Increase in notes payable and
  FHLB advances...................        547,582      3,535,882        128,000
 Principal payments on notes
  payable and FHLB advances.......       (251,014)      (543,309)     (128,000)
 Cash dividends...................       (793,452)      (681,344)     (340,619)
 Purchase of treasury stock.......        (20,500)    (1,164,150)       (1,470)
 Sale of treasury stock...........         68,000         29,240          3,399
                                    -------------  -------------  -------------
  Net cash provided by financing
   activities.....................     95,790,963    143,111,742    104,265,728
                                    -------------  -------------  -------------
Increase in cash and cash
 equivalents......................      5,490,138     14,925,920     14,218,764
Cash and cash equivalents at
 beginning of year................     74,700,987     59,775,067     45,556,303
                                    -------------  -------------  -------------
Cash and cash equivalents at end
 of year..........................  $  80,191,125  $  74,700,987  $  59,775,067
                                    =============  =============  =============
Cash paid during the year for:
 Interest.........................  $  21,545,423  $  16,427,045  $  12,583,863
 Income taxes.....................  $   4,300,000  $   4,025,000  $   3,405,001
Supplemental schedule of noncash
 investing and financing
 activities:
 Foreclosures of repossessed
  collateral......................  $   1,574,680  $     565,893       $782,758
 Transfer of treasury stock to
  unearned ESOP shares............  $         --   $   1,000,000            --
 Additions to loans from sale of
  repossessed collateral..........  $   1,600,000  $         --             --

   The accompanying notes are an integral part of the consolidated financial statements.

                   OVERTON BANCSHARES, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Principles of Consolidation

  The consolidated financial statements include the accounts of Overton Bancshares, Inc. (Company) and its subsidiaries, including Overton Bancorporation, Inc., Overton Bank and Trust, N.A. (Bank), and Overton Services, Inc. All significant intercompany amounts and transactions have been eliminated in consolidation.

 Cash and Cash Equivalents

  For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold.

 Trading Account Securities

  Trading account securities held principally for resale in the near term are valued at their fair values. Unrealized gains and losses on trading account securities are included immediately in other income.

 Held-to-Maturity Securities

  Bonds, notes and debentures for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized as interest income using the interest method over the period to maturity. Declines in fair value of individual held-to-maturity securities below their cost that are other than term temporary are recorded as permanent write-downs of the individual securities to their fair value and are included in earnings as realized losses.

 Available-for-Sale Securities

  Available-for-sale securities consist of bonds and notes not classified as trading account securities nor as held-to-maturity securities. Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a net amount in a separate component of shareholders' equity until realized. Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. Declines in fair value of individual available-for-sale securities below their cost that are other than temporary are recorded as permanent write-downs of the individual securities to their fair value and are included in earnings as realized losses.

 Income from Loans

  Interest income on commercial and real estate loans is accrued daily on the amount of outstanding principal. Interest accruals are discontinued when, in management's opinion, it is not reasonable to expect that such interest will be collected. Certain fees and costs associated with the origination of loans are deferred and recognized over the term of those loans.

 Allowance for Credit Losses

  The allowance for credit losses is a valuation against which losses on uncollectible loans are charged. This valuation allowance represents the cumulative effect of additions to the allowance resulting from charges to the statement of income, less loan charge-offs net of recoveries. Management's determination of the adequacy of the allowance is based on an evaluation of the portfolio, past loan loss experience, known and inherent risks in the portfolio, adverse situations that may effect the borrower's ability to repay, the estimated value of any underlying collateral, current economic credit conditions, volume, growth and composition of the loan portfolio and other relevant factors. The allowance is increased by provisions for credit losses charged against income. When a loan (including an impaired loan) or portion of a loan is determined to be uncollectible, the portion deemed uncollectible is charged against the allowance and subsequent recoveries, if any, are credited to the allowance.

                   OVERTON BANCSHARES, INC. AND SUBSIDIARIES

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

  A loan is considered impaired if, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal and interest when due, according to the contractual terms of the loan agreement. The measurement of impaired loans and the related allowance for credit losses is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral. Smaller-balance homogeneous loans consisting of residential mortgages and consumer loans are evaluated for reserves collectively based on historical loss experience.

 Bank Premises and Equipment

  Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method at rates sufficient to amortize the cost over the estimated lives of the assets. Expenditures for repairs and maintenance are expensed as incurred, and renewals and betterments that extend the lives of assets are capitalized. Cost and accumulated depreciation are eliminated from the accounts when assets are sold or retired and any resulting gain or loss is reflected in operations in the year the assets are sold.

 Trust Fees

  Trust fees are recorded on the accrual basis.

 Income Taxes

  The Company and its subsidiaries file a consolidated tax return. Generally, the consolidated tax liability is settled between the Company and its subsidiaries as if each had filed a separate return. Payments are made to the Company by its subsidiaries with net tax liabilities on a separate return basis. Subsidiaries with losses or excess tax credits on a separate basis receive payments for these benefits when they are utilized in the consolidated return.

  Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provisions for income taxes.

 Reclassification

  Certain balances as of December 31, 1996 or for the years ended December 31, 1996 and 1995, have been reclassified to conform to the presentation adopted for the year ended December 31, 1997. These classifications had no effect on total assets, net income, or shareholders' equity as previously reported.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                   OVERTON BANCSHARES, INC. AND SUBSIDIARIES

2. INVESTMENT SECURITIES

  Investment securities have been classified in the consolidated balance sheets according to management's intent. At December 31, 1997 and December 31, 1996, the amortized cost and estimated fair values of investment securities are as follows:

                                                        1997
                            ------------------------------------------------------------
                             AMORTIZED        GROSS             GROSS           FAIR
                                COST     UNREALIZED GAINS UNREALIZED LOSSES    VALUE
                            ------------ ---------------- ----------------- ------------
   Available-for-sale
    securities:
    U.S. Treasury.......... $ 31,075,156    $2,073,715       $(1,848,305)   $ 31,300,566
    Other U.S. government
     agencies..............   84,254,905     4,672,159        (4,656,580)     84,270,484
    Mortgage-backed
     securities............   52,864,963     2,617,289        (2,480,651)     53,001,601
    Other securities.......    2,718,900           --                --        2,718,900
                            ------------    ----------       -----------    ------------
     Total................. $170,913,924    $9,363,163       $(8,985,536)   $171,291,551
                            ============    ==========       ===========    ============
   Held-to-maturity
    securities:
    Asset-backed
     securities............ $  5,993,497    $   16,543       $   (10,040)   $  6,000,000
    State and political
     subdivisions..........   39,137,922     2,211,242        (1,032,380)     40,316,784
    Mortgage-backed
     securities............   61,537,305     1,637,831        (1,603,787)     61,571,349
                            ------------    ----------       -----------    ------------
     Total................. $106,668,724    $3,865,616       $(2,646,207)   $107,888,133
                            ============    ==========       ===========    ============
                                                        1996
                            ------------------------------------------------------------
                             AMORTIZED        GROSS             GROSS           FAIR
                                COST     UNREALIZED GAINS UNREALIZED LOSSES    VALUE
                            ------------ ---------------- ----------------- ------------
   Available-for-sale
    securities:
    U.S. Treasury.......... $ 30,128,559    $1,200,503       $  (839,764)   $ 30,489,298
    Other U.S. government
     agencies..............   77,620,599     3,258,552        (3,048,139)     77,831,012
    Mortgage-backed
     securities............   37,297,437       699,921          (495,719)     37,501,639
    Other securities.......    2,213,900           --                --        2,213,900
                            ------------    ----------       -----------    ------------
     Total................. $147,260,495    $5,158,976       $(4,383,622)   $148,035,849
                            ============    ==========       ===========    ============
   Held-to-maturity
    securities:
    State and political
     subdivisions.......... $ 29,780,922    $2,137,437       $(1,552,764)   $ 30,365,595
    Mortgage-backed
     securities............   57,250,831     1,484,421        (2,024,724)     56,710,528
                            ------------    ----------       -----------    ------------
     Total................. $ 87,031,753    $3,621,858       $(3,577,488)   $ 87,076,123
                            ============    ==========       ===========    ============

                   OVERTON BANCSHARES, INC. AND SUBSIDIARIES

2. INVESTMENT SECURITIES--(CONTINUED)

  The amortized cost and fair value of securities held-to-maturity and securities available-for-sale at December 31, 1997, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                 AVAILABLE-FOR-               HELD-TO-
                                SALE SECURITIES:        MATURITY SECURITIES:
                            ------------------------- -------------------------
                             AMORTIZED       FAIR      AMORTIZED       FAIR
                                COST        VALUE         COST        VALUE
                            ------------ ------------ ------------ ------------
   Due in one year or
    less................... $  8,007,288 $  8,067,066 $  2,525,094 $  4,100,788
   Due from one year to
    five years.............   78,841,999   79,089,861   18,414,117   20,189,265
   Due from five to ten
    years..................   36,965,889   36,872,847   35,114,774   33,181,281
   Due after ten years.....   44,379,848   44,542,877   50,614,739   50,416,799
                            ------------ ------------ ------------ ------------
                             168,195,024  168,572,651  106,668,724  107,888,133
   Other securities........    2,718,900    2,718,900          --           --
                            ------------ ------------ ------------ ------------
     Total................. $170,913,924 $171,291,551 $106,668,724 $107,888,133
                            ============ ============ ============ ============

  Proceeds from sales of available-for-sale securities during 1997 were $10,545,913. Gains and losses realized on these sales in 1997 were $32,779 and $28,848, respectively. Proceeds from sales of available-for-sale securities in 1996 were $24,095,158 and gains and losses realized on these sales were $110,349 and $22,494, respectively. Proceeds from sales of available-for-sale securities in 1995 were $15,536,338 and gains and losses realized on these sales were $30,054 and $16,301, respectively. Securities, carried at approximately $181,162,000 at December 31, 1997 and $106,381,000 at December 31, 1996, were pledged to secure public deposits, securities sold under agreements to repurchase, and trust account funds on deposit with the Bank, as required or permitted by law.

3. LOANS AND ALLOWANCE FOR CREDIT LOSSES

  The loan portfolio of the Bank at December 31, 1997 and December 31, 1996, is composed of the following:

                                                          1997         1996
                                                      ------------ ------------
   Real estate loans................................. $171,013,944 $149,118,491
   Commercial and industrial loans...................  231,208,474  221,192,970
   Interim construction loans........................   53,075,916   35,866,585
   Installment loans.................................    7,849,759    8,280,131
   All other loans...................................   11,749,997    7,128,634
                                                      ------------ ------------
     Total gross loans............................... $474,898,090 $421,586,811
                                                      ============ ============

  Loans on which the accrual of interest has been discontinued amounted to $375,000 and $604,000 at December 31, 1997 and December 31, 1996,
respectively. Loans 90 days or more past due that were accruing interest at December 31, 1997 and December 31, 1996 were $171,000 and $38,000, respectively.

  Real estate acquired through foreclosure and other collateral repossessed from defaulting borrowers are transferred to other assets and carried at the lower of fair value or the recorded investment in the loan. The aggregate amounts of such assets were $500,000 and $1,052,000 at December 31, 1997 and December 31, 1996, respectively.

                   OVERTON BANCSHARES, INC. AND SUBSIDIARIES

3. LOANS AND ALLOWANCE FOR CREDIT LOSSES--(CONTINUED)

  A summary of changes in allowance for credit losses for the years ended December 31, 1997 and December 31, 1996, is as follows:

                                                            1997        1996
                                                         ----------  ----------
   Balance at beginning of year......................... $5,195,282  $4,257,487
   Additions (deductions):
     Provision for credit losses........................  1,274,000   1,194,000
     Recoveries of loans previously charged-off.........     94,735     117,957
     Loans charged-off..................................   (337,019)   (374,162)
                                                         ----------  ----------
   Balance at end of year............................... $6,226,998  $5,195,282
                                                         ==========  ==========

  At December 31, 1997 and December 31, 1996, the Company's recorded investment in loans for which impairment has been recognized in accordance with SFAS 114, consists primarily of commercial real estate and commercial loans as follows:

                                                          1997        1996
                                                       ----------- -----------
   Impaired loans..................................... $18,469,037 $11,913,213
   Impaired loans with related allowance calculated
    under SFAS 114....................................  16,006,440  10,008,454
   Allowance on impaired loans calculated under SFAS
    114...............................................   1,170,609   1,092,908
   Impaired loans with no allowance calculated under
    SFAS 114..........................................   2,462,597   1,904,759

                                                             FOR YEAR ENDED
                                                              DECEMBER 31,
                                                         ----------------------
                                                            1997        1996
                                                         ----------- ----------
   Average impaired loans..............................  $15,684,958 $8,775,171
   Interest income recognized on impaired loans--
    earned.............................................    1,762,340  1,149,921
   Interest income recognized on impaired loans--paid..    1,717,928  1,117,506

  As of December 31, 1997 and December 31, 1996, there were no commitments to lend additional funds for loans considered impaired.

4. BANK PREMISES AND EQUIPMENT

  Bank premises and equipment at December 31, 1997 and December 31, 1996, are summarized as follows:

                                    ESTIMATED LIVES     1997         1996
                                    --------------- ------------  -----------
   Buildings.......................   5-30 years    $  6,888,520  $ 6,140,299
   Equipment.......................   2-20 years      17,816,703   15,467,914
   Building and leasehold
    improvements...................   5-20 years       5,478,078    4,496,264
                                                    ------------  -----------
                                                      30,183,301   26,104,477
   Accumulated depreciation........                  (12,739,231)  (9,991,691)
   Land............................                    2,913,982    2,913,982
                                                    ------------  -----------
     Total.........................                 $ 20,358,052  $19,026,768
                                                    ============  ===========

                   OVERTON BANCSHARES, INC. AND SUBSIDIARIES

5. DEPOSITS

  The aggregate amounts of short-term jumbo CDs, each with a minimum denomination of $100,000, were $20,147,982 and $18,038,422 at December 31,
1997 and 1996, respectively.

  At December 31, 1997, the scheduled maturities of CDs are as follows:

      YEAR ENDING DECEMBER 31,
      ------------------------
        1998......................................................  $100,418,514
        1999......................................................     6,188,144
        2000......................................................     1,393,993
        2001......................................................       303,682
        2002......................................................        21,000
                                                                    ------------
                                                                    $108,325,333
                                                                    ============

6. NOTES PAYABLE AND OTHER BORROWED FUNDS

  As of December 31, 1997, the Company has available a $500,000 line of credit with Frost National Bank. The line of credit generally bears interest at that bank's base rate (8.50% at December 31, 1997), is unsecured and matures on April 30, 1998. There are no borrowings outstanding under this line at December 31, 1997.

  The Company is guarantor on a note payable by its Employee Stock Ownership Plan (ESOP) (Note 12) to Frost National Bank in the original amount of $1,000,000 and is collateralized by 25,000 shares of the Company's common stock held by the ESOP. The note bears interest at the lender's base rate (8.50% at December 31, 1997) and is payable in seven annual installments, maturing December 31, 2002. At December 31, 1997, the outstanding principal balance was $658,194, which is reflected in the December 31, 1997 balance of notes payable.

  The Bank has received advances totaling $2,630,947 from the Federal Home Loan Bank (FHLB) under provisions of a credit facility designed to enable the Bank to fund long-term loans. The advances mature on November 1, 2002 through January 1, 2013, bear interest at the FHLB's floating rate (average 6.11% at December 31, 1997), and are collateralized by a blanket floating lien on all first mortgage loans, the FHLB capital stock owned by the Bank, and any Bank funds on deposit with the FHLB.

  Principal amounts due under terms of the above notes and advances mature as follows:

   YEAR ENDING DECEMBER 31,                          NOTES PAYABLE FHLB ADVANCES
   ------------------------                          ------------- -------------
     1998..........................................    $142,857     $  150,022
     1999..........................................     142,857        436,593
     2000..........................................     142,857        142,007
     2001..........................................     142,857        150,979
     2002..........................................      86,766        288,190
     Thereafter....................................         --       1,463,156
                                                       --------     ----------
                                                       $658,194     $2,630,947
                                                       ========     ==========

  Other borrowed funds consist of federal funds purchased and securities sold under agreements to repurchase. Federal funds purchased are one-day contracts, and securities sold under agreements to repurchase are open contracts which are cancelable on demand by either party.

                   OVERTON BANCSHARES, INC. AND SUBSIDIARIES

6. NOTES PAYABLE AND OTHER BORROWED FUNDS--(CONTINUED)

  Information concerning other borrowed funds is summarized as follows:

                                                          1997         1996
                                                       -----------  -----------
   Average balance during the year.................... $70,647,048  $60,237,925
   Average interest rate during the year..............         4.6%         4.7%
   Maximum month-end balance during the year.......... $83,422,794  $74,014,128

7. INCOME TAXES

  The Company recorded income tax expense of $4,318,663 in 1997, $3,650,061 in 1996, and $3,214,957 in 1995 resulting in an effective rate of 31.3%, 31.4% and 31.1% respectively. The reasons for the difference between this rate and the statutory federal income tax rate are as follows:

                                                           FOR YEARS ENDING
                                                              DECEMBER 31,
                                                           -------------------
                                                           1997   1996   1995
                                                           -----  -----  -----
   Computed "expected" tax................................  34.3%  34.0%  34.0%
   Increases (reductions) in taxes resulting from
     Tax-exempt municipal income..........................  (4.0)  (3.9)  (3.7)
     Interest to carry tax-exempt loans and securities....   0.4    0.3    0.3
     Other................................................   0.6    1.0    0.5
                                                           -----  -----  -----
   Provision for income tax...............................  31.3%  31.4%  31.1%
                                                           =====  =====  =====

  The components of deferred tax assets and liabilities at December 31, 1997 and December 31, 1996, were as follows:

                                                          1997         1996
                                                       -----------  -----------
   Deferred tax assets:
     Allowance for credit losses...................... $ 2,035,933  $ 1,598,079
     Accrued liabilities..............................     119,289      191,599
     Other real estate................................     191,953      222,445
     Other............................................     215,611      177,523
                                                       -----------  -----------
       Total deferred tax assets......................   2,562,786    2,189,646
                                                       -----------  -----------
   Deferred tax liabilities:
     Valuation adjustment on securities...............    (128,394)    (263,620)
     Bank premises and equipment......................    (511,881)    (480,686)
     Deferred loan costs..............................    (307,802)    (311,687)
     Other............................................    (132,841)     (86,530)
                                                       -----------  -----------
       Total deferred tax liabilities.................  (1,080,918)  (1,142,523)
                                                       -----------  -----------
       Net deferred tax assets........................ $ 1,481,868  $ 1,047,123
                                                       ===========  ===========

                   OVERTON BANCSHARES, INC. AND SUBSIDIARIES

7. INCOME TAXES--(CONTINUED)

  Comprehensive income tax expense is summarized as follows:

                                              1997        1996        1995
                                           ----------  ----------  ----------
   Federal
     Current.............................. $4,618,180  $3,562,724  $3,536,853
     Deferred.............................   (299,517)     87,337    (321,896)
                                           ----------  ----------  ----------
   Income tax expense charged to net
    income................................  4,318,663   3,650,061   3,214,957
                                           ----------  ----------  ----------
   Stockholders' equity--SFAS 115
    adjustment............................   (135,226)   (535,175)  1,359,153
                                           ----------  ----------  ----------
   Comprehensive income tax............... $4,183,437  $3,114,886  $4,574,110
                                           ==========  ==========  ==========

8. COMMITMENTS AND CONTINGENT LIABILITIES

 Litigation

  The Company is involved in certain legal actions and claims arising in the ordinary course of its business. It is the opinion of management (based on the advice of legal counsel) that such litigation and claims will be resolved without material effect on the Company's financial position or results of operations.

 Leased Facilities and Equipment

  OPNB Building Joint Venture, which is owned by certain directors of Overton Bank and Trust, N.A., owns an office building in which the Bank's Hulen Banking Center is a major tenant. The lease agreement was renewed in 1996 and the expiration date extended to 2011. The monthly rental rate was adjusted in 1996, and the new lease agreement provides for an adjustment in the years 2001 and 2006. The Bank also leases various equipment and bank premises under operating lease agreements. The minimum payments due under these leases at December 31, 1997 are as follows:

      YEAR ENDING DECEMBER 31,
      ------------------------
        1998........................................................ $ 1,915,087
        1999........................................................   1,789,691
        2000........................................................   1,678,959
        2001........................................................   1,567,571
        2002........................................................   1,522,988
        2003 and thereafter.........................................   8,572,539
                                                                     -----------
           Total.................................................... $17,046,835
                                                                     ===========

  Rental expense was $1,639,154 in 1997, $1,502,755 in 1996, and $1,222,937 in
1995 (net of rental income of $219,638 in 1997, $179,903 in 1996, and $82,461 in 1995).

9. STOCK-BASED COMPENSATION PLANS

  As of December 31, 1997, the Company has two stock-based compensation plans, the Overton Bancshares, Inc. 1996 Incentive Stock Option/Stock Appreciation Rights Plan and the Incentive Stock Option/Stock Appreciation Rights Plan (the Plans), which are described below. The Company applies Accounting Principles Board (APB) Opinion 25 and related interpretations in accounting for these Plans.

  In 1995, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 "Accounting for Stock-Based Compensation" (SFAS 123) which, if fully adopted by the Company, would change the

                   OVERTON BANCSHARES, INC. AND SUBSIDIARIES

9. STOCK-BASED COMPENSATION PLANS--(CONTINUED)

methods the Company applies in recognizing the cost of the first plan described above. Adoption of the cost recognition provisions of SFAS 123 is optional and the Company has elected not to adopt these provisions. However; the Company is required by SFAS 123 to provide the following pro forma disclosures as if the Company adopted the cost recognition provisions of SFAS 123 with respect to the Plan.

  Under the Plans, the Company is authorized to issue up to 55,000 shares of common stock pursuant to stock options or as related stock appreciation rights
(SARs). The Plans provide that the exercise price of a stock option may not be less than fair market value of the common stock on the date of grant.

  The Company granted 3,500 incentive stock options and 3,500 related SARs in 1997 and in 1996 granted 16,500 incentive stock options and 16,500 related SARs under the Plans. The Company did not grant any awards under the Plans in 1995. Each incentive stock option is coupled with one SAR. All stock options and related SARs granted in 1997 and 1996 have a term of 10 years and vest at the rate of 10% per year on each anniversary of the date of grant, commencing on the first anniversary of the date of grant. An employee who exercises a vested incentive stock option may also exercise the related SAR.

  A summary of the status of the Company's stock options as of December 31, 1997, December 31, 1996 and December 31, 1995 and the changes during the years ended on those dates is presented below:

                                 1997                1996                1995
                          ------------------- ------------------- -------------------
                          NUMBER OF  WEIGHTED NUMBER OF  WEIGHTED NUMBER OF  WEIGHTED
                          SHARES OF  AVERAGE  SHARES OF  AVERAGE  SHARES OF  AVERAGE
                          UNDERLYING EXERCISE UNDERLYING EXERCISE UNDERLYING EXERCISE
                           OPTIONS    PRICES   OPTIONS    PRICES   OPTIONS    PRICES
                          ---------- -------- ---------- -------- ---------- --------
Outstanding at beginning
 of the year............    45,000    $27.64    28,500    $20.49    28,500    $20.49
Granted.................     3,500    $58.00    16,500    $40.00       --        --
Outstanding at end
 of year................    48,500    $29.83    45,000    $27.64    28,500    $20.49
Exercisable at end
 of year................    12,950    $22.94     8,450    $20.43     6,100    $20.35
Weighted-average fair
 value of options
 granted during the
 year...................    $10.86       --     $ 9.02       --        --        --

  The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants in 1997: dividend yield of 1.98%; a risk-free interest rate of 6.50% and an expected actual term of 7 years.

  The following table summarizes information about stock options outstanding at December 31, 1997:

                     OPTIONS OUTSTANDING                         OPTIONS EXERCISABLE
   -------------------------------------------------------------------------------------
                                   WEIGHTED
                                    AVERAGE       WEIGHTED                   WEIGHTED
      RANGE OF         NUMBER      REMAINING      AVERAGE       NUMBER       AVERAGE
   EXERCISE PRICES   OUTSTANDING CONTRACT LIFE EXERCISE PRICE EXERCISABLE EXERCISE PRICE
   ---------------   ----------- ------------- -------------- ----------- --------------
       $20.00
           to
       $25.00          28,500        5.44          $20.49       11,300        $20.45
       $40.00
           to
       $58.00          20,000        8.51          $43.15        1,650        $40.00
                       ------                                   ------
       $20.00
           to
       $58.00          48,500        6.71          $29.83       12,950        $22.94
                       ======                                   ======

                   OVERTON BANCSHARES, INC. AND SUBSIDIARIES

9. STOCK-BASED COMPENSATION PLANS--(CONTINUED)

 Pro Forma Net Income and Net Income Per Common Share

  In accordance with APB 25, the Company does not recognize any compensation cost for the incentive stock options granted in 1997 or 1996 and has recognized the appropriate charge against earnings for 1997 and 1996 of approximately $247,000 and $209,000 for SARs respectively. Had the compensation cost for the Company's stock-based compensation Plans been calculated in accordance with SFAS 123, the related compensation expense and the net-of-tax charge to income would have been approximately $283,000 for 1997 and $235,000 for 1996, and the Company's net income and net income per common share for 1997 and 1996 would approximate the pro forma amounts below (in thousands except per share data):

                                           1997                  1996
                                   --------------------- ---------------------
                                   AS REPORTED PRO FORMA AS REPORTED PRO FORMA
                                   ----------- --------- ----------- ---------
   SFAS 123 charge to earnings....      --      $ (283)       --      $ (235)
   APB 25 charge..................   $ (247)       --      $ (209)       --
   Net effect on earnings.........   $ (247)    $  (36)    $ (209)    $  (26)
   Net income.....................   $9,483     $9,458     $7,960     $7,942
   Basic Earnings per common
    share.........................   $ 8.52     $ 8.50     $ 7.11     $ 7.09
   Diluted Earnings per common
    share.........................   $ 8.34     $ 8.32     $ 7.02     $ 7.00

  The effects of applying SFAS 123 in this pro forma disclosure are not indicative of future amounts. SFAS 123 does not apply to awards granted prior to 1995.

10. RELATED-PARTY TRANSACTIONS

  In the ordinary course of business, loans have been granted to directors and executive officers and their interests. Loans to these related parties total approximately $13,166,000 and $16,072,000 as of December 31, 1997 and December 31, 1996, respectively. See Note 8 for additional related-party information.

11. EARNINGS PER SHARE

  For the year ended December 31, 1997, the Company has adopted the provisions of Statement of Financial Accounting Standards Board No. 128. Earnings Per Share. This standard requires the disclosure of basic earnings per share using the weighted average number of shares outstanding during the period. It also requires disclosure of diluted earnings per share which uses the weighed average number shares outstanding during the period plus additional shares that would be issued upon exercise of all outstanding stock options, as computed by the treasury-stock method.

12. EMPLOYEE BENEFIT PLANS

  The Bank has a trusteed profit sharing plan for the benefit of its full-time employees, as defined. Employer contributions to the plan are at the discretion of the Bank's Board of Directors and amounted to approximately $175,000, $150,000 and $300,000 in 1997, 1996 and 1995, respectively.
Effective January 1, 1990, the Company adopted the Overton Bancshares, Inc. 401(k) Profit Sharing Plan and Trust. All full-time employees are eligible for participation. The Company is required to match 25% of participant contributions up to 6% of eligible compensation. Additional contributions to the trust may be made at the Company's discretion. Contributions to the plan during 1997, 1996 and 1995 were approximately $138,000, $100,000 and $87,000, respectively.

  The Company adopted an Employee Stock Ownership Plan (ESOP) for the eligible employees of the Company and the Bank with the effective date of the ESOP being January 1, 1995. Terms of the ESOP provide

                   OVERTON BANCSHARES, INC. AND SUBSIDIARIES

12. EMPLOYEE BENEFIT PLANS--(CONTINUED)

that shares of common stock of the Company will be sold to the ESOP at a price equal to fair market value. The purchase price of the shares will be paid from the proceeds of a loan which the ESOP obtained from Frost National Bank, with the loan to be repaid from subsequent contributions by the Company to the ESOP. While the Board of Directors will determine the number of shares of common stock to be issued and sold to the ESOP, the aggregate number of shares will not exceed three percent (3%) of the issued and outstanding common stock of the Company.

  In 1996, the ESOP borrowed $1,000,000 from Frost National Bank (guaranteed by the Company) to purchase 25,000 shares of common stock. These shares are held in trust and are issued to employees' accounts in the ESOP as the loan is repaid over 7 years. At December 31, 1997, approximately 8,545 shares have been allocated to employees. The loan obligation of the ESOP is considered unearned employee benefit expense and, as such, is recorded as a reduction of the Company's shareholders' equity. The Company's contributions to the ESOP, plus dividends paid on unallocated shares held by the ESOP, are used to repay the loan principal and interest. Both the loan obligation and the unearned benefit expense are reduced by the amount of loan principal repayments made by the ESOP. Contributions to the ESOP totaled $209,580 in 1997, $165,000 in 1996, and $100,000 in 1995 respectively.

13. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

  The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include loan commitments and letters of credit. The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the financial statements.

  The Bank's exposure to credit loss in the event of nonperformance by counterparties to loan commitments and letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The Bank's lending is concentrated in the Tarrant County, Texas, market. The total amounts of financial instruments with off-balance sheet risk as of December 31, 1997 and December 31, 1996, are as follows:

                                                          1997         1996
                                                      ------------ ------------
   Unfunded loan commitments......................... $177,347,000 $137,047,000
   Letters of credit................................. $ 10,693,000 $  6,464,000

  Since many of the loan commitments may expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. Loans are made in accordance with formal written loan policies. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and residential and commercial real estate. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank has deposits and repurchase agreements of approximately $990,000 and $830,000 at December 31, 1997 and December 31, 1996, respectively, as collateral supporting those letter of credit commitments for which collateral is deemed necessary.

  The Bank maintains deposits with other financial institutions in amounts which may at times exceed FDIC insurance coverage. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risks on cash and cash-equivalents.

                   OVERTON BANCSHARES, INC. AND SUBSIDIARIES

14. REGULATORY REQUIREMENTS

  The Company's Bank is limited as to payment of dividends to the Company, as the result of certain regulations and restrictions imposed on all national banks by the Office of the Comptroller of the Currency. These restrictions limit such dividends in relation to the ratio of capital to assets in the Bank and the net income of the Bank for the current year and the two preceding years.

  The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Management believes, as of December 31, 1997, that the Bank meets all capital adequacy requirements to which it is subject. As of December 31, 1997, the most recent notification from the Office of the Comptroller of the Currency categorized, the Bank as well-capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank's category. To be categorized as well-capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios of 10%, 6% and 5%, respectively. As of December 31, 1997, the Bank's total risk-based, Tier I risk-based, and Tier I leverage ratios were 11.0%, 9.9% and 6.4%, respectively.

  Included in cash and due from banks are balances required to be maintained by the Bank on deposit with the Federal Reserve Bank of Dallas. The amounts of such reserves are based on percentages of certain deposit types and totaled $25,217,000 at December 31, 1997.

15. FAIR VALUES OF FINANCIAL INSTRUMENTS

  The following methods and assumptions were used in estimating fair value disclosures for financial instruments in accordance with Statement of Financial Accounting Standards No. 107:

  Cash and cash equivalents. The carrying amounts reported in the balance sheet for cash and short-term instruments approximate those assets' fair values.

  Trading account, held-to-maturity and available-for-sale securities. Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

  Loans. For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for fixed-rate loans (e.g., commercial real estate loans, commercial and industrial loans, and installment loans) are estimated using discounted cash flow analysis, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

  Accrued interest. The carrying amounts of accrued interest approximate their fair values.

  Deposit liabilities. The carrying amounts for demand deposits and interest bearing deposits approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow analysis that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

  Federal Funds purchased and securities sold under agreements to repurchase. The carrying amounts of these liabilities approximate their fair values.

  Notes payable and FHLB advances. The fair values affixed rate advances are estimated using a discounted cash flow calculation that applies interest rates currently offered for advances of similar maturities.

                   OVERTON BANCSHARES, INC. AND SUBSIDIARIES

15. FAIR VALUES OF FINANCIAL INSTRUMENTS--(CONTINUED)

  Off-balance sheet instruments. Fair values for off-balance sheet instruments (letters of credit and lending commitments) are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing (current replacement cost).

                                 DECEMBER 31, 1997         DECEMBER 31, 1996
                             ------------------------- -------------------------
                               CARRYING       FAIR       CARRYING       FAIR
                                AMOUNT       VALUE        AMOUNT       VALUE
                             ------------ ------------ ------------ ------------
   Financial Assets:
    Cash and cash
     equivalents...........  $ 80,191,125 $ 80,191,125 $ 74,700,987 $ 74,700,987
    Trading account
     securities............     1,940,388    1,940,388      786,684      786,684
    Available-for-sale
     securities............   171,291,551  171,291,551  148,035,849  148,035,849
    Held-to-maturity
     securities............   106,668,724  107,888,133   87,031,753   87,076,123
    Loans receivable.......   467,795,629  466,651,000  415,451,586  412,252,000
    Accrued interest
     receivable............     6,239,805    6,239,805    5,662,362    5,662,362
   Financial Liabilities:
    Deposit liabilities....   731,987,924  732,644,000  645,826,069  646,439,000
    Federal funds purchased
     and securities sold
     under agreements to
     repurchase............    68,661,915   68,661,915   58,583,423   58,583,423
    Notes payable and
     FHLB advances.........     3,289,141    3,305,425    2,992,573    2,992,573

16. PARENT COMPANY INFORMATION

  The following is condensed financial information for the parent company, Overton Bancshares, Inc.:

 Condensed Balance Sheets

                                                            DECEMBER 31,
                                                       -----------------------
                                                          1997        1996
                                                       ----------- -----------
   Assets:
     Cash............................................. $       335 $     5,213
     Investment in wholly owned subsidiaries, at
      equity..........................................  55,312,946  47,052,424
     Federal income tax receivable....................     317,597     110,934
     Deferred federal income taxes....................     170,382      84,780
     Deferred compensation............................     441,000     320,000
     Other assets.....................................         660         659
                                                       ----------- -----------
       Total assets................................... $56,242,920 $47,574,010
                                                       =========== ===========
   Liabilities and Shareholders' Equity:
     Payable to subsidiary and ESOP................... $   658,194 $ 1,043,908
     Accrued liabilities..............................   1,060,000     687,000
     Shareholders' equity.............................  54,524,726  45,843,102
                                                       ----------- -----------
       Total liabilities and shareholders' equity..... $56,242,920 $47,574,010
                                                       =========== ===========

                   OVERTON BANCSHARES, INC. AND SUBSIDIARIES

16. PARENT COMPANY INFORMATION--(CONTINUED)

 Condensed Statements of Income

                                              YEARS ENDED DECEMBER 31,
                                        --------------------------------------
                                            1997         1996         1995
                                        ------------  -----------  -----------
Expenses:
ESOP compensation expense.............. $    207,135  $   198,949  $       --
  Stock appreciation rights plan.......      247,000      209,000       54,000
  Interest.............................       75,134       56,115        5,730
  General and administrative...........      320,887      191,233      138,507
                                        ------------  -----------  -----------
    Total expenses.....................      850,156      655,297      198,237
      Loss before income taxes and
       equity in undistributed income
       of subsidiaries.................     (850,156)    (655,297)    (198,237)
Equity in income of subsidiaries.......   10,040,829    8,392,546    7,203,141
Federal income taxes:
  Current federal benefit..............      206,665      151,741       45,126
  Deferred federal benefit.............       85,602       71,060       57,685
                                        ------------  -----------  -----------
      Net income....................... $  9,482,940  $ 7,960,050  $ 7,107,715
                                        ============  ===========  ===========

 Condensed Statements of Cash Flows

                                              YEARS ENDED DECEMBER 31,
                                        --------------------------------------
                                            1997         1996         1995
                                        ------------  -----------  -----------
Cash flows from operating activities:
 Net income............................ $  9,482,940  $ 7,960,050  $ 7,107,715
 Adjustments to reconcile net income to
  net cash (used in) provided by
  operating activities:
  Equity in income of subsidiaries.....  (10,040,829)  (8,392,546)  (7,203,141)
  Deferred income taxes................      (85,602)     (71,060)
  Release of unearned ESOP shares......      207,135      198,949      (17,685)
  Net increase in deferred
   compensation........................     (121,000)    (114,000)    (106,000)
  Net decrease in federal income tax
   receivable and other assets.........     (206,664)     (95,933)      34,118
  Net (decrease) increase in payable to
   subsidiary..........................     (242,857)     242,857          --
  Net increase in accrued liabilities..      373,000      323,000      160,000
                                        ------------  -----------  -----------
   Net cash (used in) provided by
    operating activities...............     (633,877)      51,317      (24,993)
                                        ------------  -----------  -----------
Cash flows from investing activities:
 Dividends received from subsidiaries..    1,517,808      963,572      360,620
                                        ------------  -----------  -----------
   Net cash provided by investing
    activities.........................    1,517,808      963,572      360,620
                                        ------------  -----------  -----------
Cash flows from financing activities:
 Proceeds from issuance of notes
  payable..............................          --     1,344,360      128,000
 Principal payments on notes payable...     (142,857)    (543,309)    (128,000)
 Cash dividends paid...................     (793,452)    (681,344)    (340,619)
 Purchases and sales of treasury stock,
  net..................................       47,500   (1,134,910)       1,929
                                        ------------  -----------  -----------
   Net cash used in financing
    activities.........................     (888,809)  (1,015,203) $  (338,690)
                                        ------------  -----------  -----------
Decrease in cash.......................       (4,878)        (314)      (3,063)
Cash at beginning of year..............        5,213        5,527        8,590
                                        ------------  -----------  -----------
Cash at end of year.................... $        335  $     5,213  $     5,527
                                        ============  ===========  ===========

                   OVERTON BANCSHARES, INC. AND SUBSIDIARIES

17. SUBSEQUENT EVENTS

  On January 21, 1998, the Board of Directors approved a cash dividend of $0.80 per share payable to shareholders of record on February 27, 1998.

  On February 17, 1998, the Company and Cullen/Frost Bankers, Inc. (Cullen/Frost) announced they have signed a definitive agreement for the merger of the Company into Cullen/Frost. The Company's shareholders will receive 3.71 shares of Cullen/Frost stock for each share of the Company's stock. The merger is a subject to shareholder and regulatory approval, and is expected to be completed in the second quarter of 1998.

                       REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors and Shareholders
Overton Bancshares, Inc.
Fort Worth, Texas

  We have audited the accompanying consolidated balance sheets of Overton Bancshares, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Overton Bancshares, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

/s/ Coopers & Lybrand L.L.P.

Fort Worth, Texas
February 17, 1998

                                                                     APPENDIX A

  AGREEMENT AND PLAN OF MERGER, dated as of February 15, 1998 (this "Agreement"), by and between Overton Bancshares, Inc. ("Company") and Cullen/Frost Bankers, Inc. ("Cullen/Frost").

                                   RECITALS

  A. The Company. Company is a Texas corporation, having its principal place of business in Fort Worth, Texas.

  B. Cullen/Frost. Cullen/Frost is a Texas corporation, having its principal place of business in San Antonio, Texas.

  C. Intentions of the Parties. It is the intention of the parties to this Agreement that the business combination contemplated hereby be accounted for under the "pooling-of-interests" accounting method and be treated as a "reorganization" under Section 368 of the Internal Revenue Code of 1986, as amended (the "Code").

  D. Letter Agreements. As an inducement to the willingness of Cullen/Frost to enter into this Merger Agreement, certain members of the Company Board have executed a letter agreement in the form of Exhibit A pursuant to which such member of the Company Board has agreed to vote all the shares of his or her Company Common Stock in favor of the Merger Agreement and to consent to the termination of the Shareholders Agreement.

  E. Board Action. The respective Boards of Directors of each of Cullen/Frost and Company have determined that it is in the best interests of their respective companies and their stockholders to consummate the strategic business combination transaction provided for herein.

  NOW, THEREFORE, in consideration of the premises and of the mutual covenants, representations, warranties and agreements contained herein the parties agree as follows:

                                  ARTICLE 1.

                              CERTAIN DEFINITIONS

  1.01 Certain Definitions. The following terms are used in this Agreement with the meanings set forth below:

  "Acquisition Proposal" means any tender or exchange offer, proposal for a merger, consolidation or other business combination involving the Company or any of its Significant Subsidiaries or any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the assets or deposits of, the Company or any of its Significant Subsidiaries, other than the transactions contemplated by this Agreement.

  "Agreement" means this Agreement, as amended or modified from time to time in accordance with Section 9.02.

  "Company" has the meaning set forth in the preamble to this Agreement.

  "Company Affiliate" has the meaning set forth in Section 6.07(a).

  "Company Board" means the Board of Directors of Company.

  "Company By-Laws" means the By-laws of Company.

  "Company Certificate" means the Restated Articles of Incorporation of the Company, as amended.

  "Company Common Stock" means the common shares, par value $4.00 per share, of Company.

  "Company Meeting" has the meaning set forth in Section 6.02.

  "Company Stock Plans" means the Overton Bancshares, Inc. Incentive Stock Option/Stock Appreciation Rights Plan and the Overton Bancshares, Inc. 1996 Incentive Stock Option/Stock Appreciation Rights Plan.

  "Code" has the meaning set forth in the recitals.

  "Compensation and Benefit Plans" has the meaning set forth in Section
5.03(m).

  "Costs" has the meaning set forth in Section 6.12(a).

  "Cullen/Frost" has the meaning set forth in the preamble to this Agreement.

  "Cullen/Frost Affiliate" has the meaning set forth in Section 6.07(a).

  "Cullen/Frost Average Stock Price" shall mean the average of the last sale prices of Cullen/Frost Common Stock, as reported by the NYSE Composite Transactions Reporting System (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source), for the ten NYSE trading days immediately preceding the Valuation Date.

  "Cullen/Frost Board" means the Board of Directors of Cullen/Frost.

  "Cullen/Frost Common Stock" means the common stock, par value $5.00 per share, of Cullen/Frost.

  "Cullen/Frost Preferred Stock" means the preferred stock, par value $5.00 per share, of Cullen/Frost.

  "Cullen/Frost Stock" means, collectively, Cullen/Frost Common Stock and Cullen/Frost Preferred Stock.

  "Disclosure Schedule" has the meaning set forth in Section 5.01.

  "Effective Date" means the effective date of the Merger, as provided for in
Section 2.02.

  "Effective Time" means the effective time of the Merger, as provided for in
Section 2.02.

  "Environmental Laws" means all applicable local, state and federal environmental, health and safety laws and regulations, including, without limitation, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Federal Clean Air Act and the Occupational Safety and Health Act, each as amended, regulations promulgated thereunder, and state counterparts.

  "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

  "ERISA Affiliate" has the meaning set forth in Section 5.03(m).

  "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

  "Exchange Agent" has the meaning set forth in Section 3.04(a).

  "Exchange Fund" has the meaning set forth in Section 3.04(a).

  "Exchange Ratio" has the meaning set forth in Section 3.01(a).

  "FDIC" means the Federal Deposit Insurance Corporation.

  "Federal Reserve Board" means the Board of Governors of the Federal Reserve System.

  "Governmental Authority" means any court, administrative agency or commission or other federal, state or local governmental authority or instrumentality.

  "Indemnified Party" has the meaning set forth in Section 6.12(a).

  "Insurance Amount" has the meaning set forth in Section 6.12(b).

  "Insurance Policies" has the meaning set forth in Section 5.03(t).

  "Liens" means any charge, mortgage, pledge, security interest, restriction, claim, lien, or encumbrance.

  "Material Adverse Effect" means, with respect to Cullen/Frost or Company, any effect that (i) is material and adverse to the financial position, results of operations or business of Cullen/Frost and its Subsidiaries taken as a whole or Company and its Subsidiaries taken as a whole, respectively, or (ii) would materially impair the ability of either Cullen/Frost or Company to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; provided, however, that Material Adverse Effect shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities, (b) changes in generally accepted accounting principles or regulatory accounting requirements applicable to banks and their holding companies generally, (c) any modifications or changes to valuation policies and practices in connection with the Merger or restructuring charges taken in connection with the Merger, in each case in accordance with generally accepted accounting principles, (d) effects of any action taken with the prior consent of Cullen/Frost and (e) changes in conditions or circumstances that affect the banking industry generally.

  "Merger" has the meaning set forth in Section 2.01(a).

  "Merger Consideration" has the meaning set forth in Section 2.01(a).

  "Multiemployer Plans" has the meaning set forth in Section 5.03(m).

  "New Certificates" has the meaning set forth in Section 3.04(a).

  "NYSE" means the New York Stock Exchange, Inc.

  "Old Certificates" has the meaning set forth in Section 3.04(a).

  "Person" means any individual, bank, corporation, partnership, association, joint-stock company, business trust or unincorporated organization.

  "Pension Plan" has the meaning set forth in Section 5.03(m).

  "Plans" has the meaning set forth in Section 5.03(m).

  "Previously Disclosed" by a party shall mean information set forth in its Disclosure Schedule.

  "Proxy Statement" has the meaning set forth in Section 6.03(a).

  "Registration Statement" has the meaning set forth in Section 6.03(a).

  "Regulatory Authority" has the meaning set forth in Section 5.03(i).

  "Representatives" means, with respect to any Person, such Person's directors, officers, employees, legal or financial advisors or any representatives of such legal or financial advisors.

  "Rights" means, with respect to any Person, securities or obligations convertible into or exercisable or exchangeable for, or giving any person any right to subscribe for or acquire, or any options, calls or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of shares of capital stock of such person.

  "SEC" means the Securities and Exchange Commission.

  "SEC Documents" has the meaning set forth in Section 5.04(g).

  "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

  "Subsidiary" and "Significant Subsidiary" have the meanings ascribed to them in Rule 1-02 of Regulation S-X of the SEC.

  "Surviving Corporation" has the meaning set forth in Section 2.01(a).

  "Takeover Laws" has the meaning set forth in Section 5.03(o).

  "Tax" and "Taxes" means all federal, state, local or foreign taxes, charges, fees, levies or other assessments, however denominated, including, without limitation, all net income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated severance, stamp, occupation, property, environmental, unemployment or other taxes, custom duties, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority whether arising before, on or after the Effective Date.

  "Tax Returns" means any return, amended return or other report (including elections, declarations, disclosures, schedules, estimates and information returns) required to be filed with respect to any Tax.

  "TBCA" means the Texas Business Corporation Act.

  "Texas Secretary" means the Texas Secretary of State.

  "Treasury Stock" shall mean shares of Company Stock held by Company or any of its Subsidiaries or by Cullen/Frost or any of its Subsidiaries, in each case other than in a fiduciary (including custodial or agency) capacity or as a result of debts previously contracted in good faith.

  "Valuation Date" has the meaning set forth in Section 2.02.

  "Voting Agreement" means that certain Common Stock Restriction and Voting Agreement, dated as of January 10, 1985, as amended, among certain stockholders of the Company parties thereto.

                                  ARTICLE 2.

                                  THE MERGER

  2.01 The Merger. (a) At the Effective Time, Company shall merge with and into Cullen/Frost (the "Merger"), the separate corporate existence of Company shall cease and Cullen/Frost shall survive and continue to exist as a Texas corporation (Cullen/Frost, as the surviving corporation in the Merger, sometimes being referred to herein as the "Surviving Corporation"). Cullen/Frost may at any time prior to the Effective Time

(including after the Company's shareholders have approved this Agreement) change the method of effecting the combination with Company (including, without limitation, the provisions of this Article II) if and to the extent it deems such change to be necessary, appropriate or desirable; provided, however, that no such change shall (i) alter or change the amount or kind of consideration to be issued to holders of Company Common Stock as provided for in this Agreement (the "Merger Consideration"), (ii) adversely affect the tax treatment of Company's stockholders as a result of receiving the Merger Consideration or (iii) impede or delay consummation of the transactions contemplated by this Agreement and that the Company shall have consented to such change such consent to not be unreasonably withheld.

  (b) Subject to the satisfaction or waiver of the conditions set forth in
Article VII, the Merger shall become effective upon the occurrence of the filing in the office of the Texas Secretary of articles of merger in accordance with the TBCA or such later date and time as may be set forth in such articles and the issuance of a certificate of merger by the Texas Secretary. The Merger shall have the effects prescribed in the TBCA.

  (c) Articles of Incorporation and By-Laws. The articles of incorporation and by-laws of Cullen/Frost immediately after the Merger shall be those of Cullen/Frost as in effect immediately prior to the Effective Time.

  (d) Directors and Officers of the Surviving Corporation. The directors and officers of Cullen/Frost immediately after the Merger shall be the directors and officers of Cullen/Frost immediately prior to the Effective Time, until such time as their successors shall be duly elected and qualified.

  2.02 Effective Date and Effective Time. Subject to the satisfaction or waiver of the conditions set forth in Article VII, the parties shall cause the effective date of the Merger (the "Effective Date") to occur on (i) the fifth business day to occur after the day on which the last of the conditions set forth in Section 7.01(a), (b), (c), (d) and (e) shall have been satisfied or waived in accordance with the terms of this Agreement (the day on which such satisfaction or waiver occurs being the "Valuation Date") or (ii) such other date to which the parties may agree in writing. If the Effective Date is determined by the agreement of the parties as provided in subsection (ii), the Valuation Date shall be the fifth business day prior to the Effective Date. The time of the Effective Date when the Merger shall become effective is referred to as the "Effective Time."

  2.03 Plan of Merger. At the request of Cullen/Frost prior to the mailing of the Proxy Statement, Cullen/Frost and Company shall enter into a separate plan of merger reflecting the terms hereof for purposes of any filing requirement of the TBCA.

                                  ARTICLE 3.

                      CONSIDERATION; EXCHANGE PROCEDURES

  3.01 Merger Consideration. Subject to the provisions of this Agreement, at the Effective Time, automatically by virtue of the Merger and without any action on the part of any Person:

    (a) Outstanding Company Common Stock. Each share, excluding Treasury Stock, of Company Common Stock issued and outstanding immediately prior to the Effective Time shall become and be converted into 3.71 shares of Cullen/Frost Common Stock (the "Exchange Ratio"). The Exchange Ratio shall be subject to adjustment as set forth in Section 3.05 and Section 8.01(e). All shares of Cullen/Frost Common Stock issued pursuant to the Merger shall have attached the associated rights issuable under the Amended and Restated Shareholder Protection Rights Agreement, dated as of July 30, 1996, between Cullen/Frost and The Frost National Bank, as Rights Agent.

    (b) Outstanding Cullen/Frost Stock. Each share of Cullen/Frost Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and unaffected by the Merger.

    (c) Treasury Shares. Each share of Company Stock held as Treasury Stock immediately prior to the Effective Time shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

  3.02 Rights as Stockholders; Stock Transfers. At the Effective Time, holders of Company Stock shall cease to be, and shall have no rights as, stockholders of Company, other than to receive any dividend or other distribution with respect to such Company Stock with a record date occurring prior to the Effective Time and the consideration provided under this Article III. After the Effective Time, there shall be no transfers on the stock transfer books of Company or the Surviving Corporation of shares of Company Stock.

  3.03 Fractional Shares. Notwithstanding any other provision hereof, no fractional shares of Cullen/Frost Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger; instead, Cullen/Frost shall pay to each holder of Company Common Stock who would otherwise be entitled to a fractional share of Cullen/Frost Common Stock (after taking into account all Old Certificates delivered by such holder) an amount in cash (without interest) determined by multiplying such fraction by the last sale price of Cullen/Frost Common Stock, as reported by the NYSE Composite Transactions Reporting System (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source), for the trading day immediately preceding the Effective Date.

  3.04 Exchange Procedures. (a) At or prior to the Effective Time, Cullen/Frost shall deposit, or shall cause to be deposited, with The Bank of New York (in such capacity, the "Exchange Agent"), for the benefit of the holders of certificates formerly representing shares of Company Common Stock ("Old Certificates"), for exchange in accordance with this Article III, certificates representing the shares of Cullen/Frost Common Stock ("New Certificates") and an estimated amount of cash (such cash and New Certificates, together with any dividends or distributions with a record date occurring after the Effective Date with respect thereto (without any interest on any such cash, dividends or distributions), being hereinafter referred to as the "Exchange Fund") to be paid pursuant to this Article III in exchange for outstanding shares of Company Common Stock.

  (b) Cullen/Frost shall make available at the principal executive offices of Company on and after the third business day prior to the Effective Date and shall send or cause to be sent as promptly as practicable to each former holder of record of shares of Company Common Stock immediately prior to the Effective Time transmittal materials for use in exchanging such stockholder's Old Certificates for the consideration set forth in this Article III. Cullen/Frost shall cause the New Certificates into which shares of a stockholder's Company Common Stock are converted on the Effective Date and/or any check in respect of any fractional share interests or dividends or distributions which such person shall be entitled to receive to be delivered to such stockholder upon delivery to the Exchange Agent of Old Certificates representing such shares of Company Common Stock (or indemnity reasonably satisfactory to Cullen/Frost and the Exchange Agent, if any of such certificates are lost, stolen or destroyed) owned by such stockholder. The Exchange Agent shall process materials received and issue New Certificates within three business days of the receipt of such materials. No interest will be paid on any such cash to be paid in lieu of fractional share interests or in respect of dividends or distributions which any such person shall be entitled to receive pursuant to this Article III upon such delivery.

  (c) Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to any former holder of Company Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

  (d) At the election of Cullen/Frost, no dividends or other distributions with respect to Cullen/Frost Common Stock with a record date occurring after the Effective Time shall be paid to the holder of any unsurrendered Old Certificate representing shares of Company Common Stock converted in the Merger into shares of such Cullen/Frost Common Stock until the holder thereof shall be entitled to receive New Certificates in exchange therefor in accordance with the procedures set forth in this Section 3.04, and no such shares of Company Common Stock shall be eligible to vote until the holder of Old Certificates is entitled to receive New Certificates in accordance with the procedures set forth in this Section 3.04. After becoming so entitled in accordance with this Section 3.04, the record holder thereof also shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of Cullen/Frost Common Stock such holder had the right to receive upon surrender of the Old Certificate.

  (e) Any portion of the Exchange Fund that remains unclaimed by the stockholders of Company for six months after the Effective Time shall be paid to Cullen/Frost. Any stockholders of Company who have not theretofore complied with this Article III shall thereafter look only to Cullen/Frost for payment of the shares of Cullen/Frost Common Stock, cash in lieu of any fractional shares and unpaid dividends and distributions on Cullen/Frost Common Stock deliverable in respect of each share of Company Common Stock such stockholder holds as determined pursuant to this Agreement, in each case, without any interest thereon.

  3.05 Anti-Dilution Provisions. In the event Cullen/Frost changes (or establishes a record date for changing) the number of shares of Cullen/Frost Common Stock issued and outstanding prior to the Effective Date as a result of a stock split, stock dividend, recapitalization or similar transaction with respect to the outstanding Cullen/Frost Common Stock and the record date therefor shall be prior to the Effective Date, the Exchange Ratio shall be proportionately adjusted.

  3.06 Dissenting Shareholders. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock which are issued and outstanding immediately prior to the Effective Time and which are held by shareholders who have properly complied with the applicable dissenters rights provisions of Articles 5.11, 5.12 and 5.13 of the TBCA with respect to such shares (the "Dissenting Shares") shall not remain outstanding (unless and until such holders shall have failed to perfect or shall have effectively withdrawn or lost their dissenters' rights under the TBCA), but shall instead be entitled to all applicable dissenters' rights as are prescribed by the TBCA. If any such holder shall have failed to perfect or shall have effectively withdrawn or lost such dissenters' rights, such holder's shares of Company Common Stock shall thereupon become and be converted into the Merger Consideration as otherwise provided for herein.

                                  ARTICLE 4.

                          ACTIONS PENDING ACQUISITION

  4.01 Forebearances of Company. From the date hereof until the Effective Time, except as contemplated by this Agreement, without the prior written consent of Cullen/Frost, Company will not, and will cause each of its Subsidiaries not to:

    (a) Ordinary Course. Conduct the business of Company and its Subsidiaries other than in the ordinary and usual course or fail to use reasonable efforts to preserve intact their business organizations and assets and maintain their rights, franchises and existing relations with customers, suppliers, employees and business associates, or take any action reasonably likely to have an adverse affect upon Company's ability to perform any of its material obligations under this Agreement.

    (b) Capital Stock. Other than pursuant to Rights Previously Disclosed and outstanding on the date hereof, (i) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of Company Stock or any Rights, (ii) enter into any agreement with respect to the foregoing, or (iii) permit any additional shares of Company Stock to become subject to new grants of employee or director stock options, other Rights or similar stock-based employee rights.

    (c) Dividends, Etc. (a) Make, declare, pay or set aside for payment any dividend (other than (A) an annual dividend on Company Stock in an amount of $0.80 per share with a record date of February 27, 1998 and a payment date of March 25, 1998 and (B) dividends from wholly owned Subsidiaries to Company or another wholly owned Subsidiary of Company) on or in respect of or declare or make any distribution on any shares of Company Stock or (b) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock.

    (d) Compensation; Employment Agreements; Etc. Enter into or amend or renew any employment, consulting, severance or similar agreements or arrangements with any director, officer or employee of Company or its Subsidiaries, or grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments), except (i) for normal individual increases in compensation to employees in the ordinary course of business consistent with past practice,
  (ii) for other changes that are required by applicable law, (iii) to satisfy Previously Disclosed contractual obligations, (iv) for grants of awards to newly hired employees consistent with past practice or (v) for benefits otherwise contemplated hereby.

    (e) Benefit Plans. Enter into, establish, adopt or amend (except as may be required by applicable law) any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any director, officer or employee of Company or its Subsidiaries, or take any action to accelerate the vesting or exercisability of stock options, restricted stock or other compensation or benefits payable thereunder.

    (f) Dispositions. Sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties except in the ordinary course of business and in a transaction that is not material to it and its Subsidiaries taken as a whole.

    (g) Acquisitions. Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice) all or any portion of, the assets, business, deposits or properties of any other entity except in the ordinary course of business and in a transaction that is not material to it and its Subsidiaries taken as a whole.

    (h) Governing Documents. Amend the Company Certificate, Company By-laws or the certificate of incorporation or by-laws (or similar governing documents) of any of Company's Subsidiaries.

    (i) Accounting Methods. Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by generally accepted accounting principles.

    (j) Contracts. Except in the ordinary course of business consistent with past practice, amend or enter into or terminate any material contract (as defined in Section 5.03(k)) or amend or modify in any material respect any of its existing material contracts.

    (k) Claims. Except in the ordinary course of business consistent with past practice, settle any claim, action or proceeding, except for any claim, action or proceeding involving solely money damages in an amount, individually or in the aggregate for all such settlements, that is not material to Company and its Subsidiaries, taken as a whole.

    (1) Adverse Actions. (a) Take any action while knowing that such action would, or is reasonably likely to, prevent or impede the Merger from qualifying (i) for "pooling-of-interest" accounting treatment or (ii) as a reorganization within the meaning of Section 368 of the Code; or (b) knowingly take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (ii) any of the conditions to the Merger set forth in Article VII not being satisfied, (iii) a material violation of any provision of this Agreement or (iv) a delay in the consummation of the Merger except, in each case, as may be required by applicable law or regulation.

    (m) Indebtedness. Incur any indebtedness for borrowed money or guarantee, assume or otherwise become responsible or liable for the obligations of any other Person, other than in the ordinary course of business.

    (n) Lending. Without first consulting with Cullen/Frost, (i) enter into, renew or increase any loan or credit commitment (including stand-by letters of credit) to, or invest or agree to invest in, any Person or modify any of the material provisions or renew or otherwise extend the maturity date of any existing loan or credit commitment (collectively, "Lend to") in an amount in excess of $1,000,000 or in an amount or in an amount which, or when aggregated with any and all loans and credit commitments to such Person, would be in excess of $1,000,000; (ii) Lend to any Person other than in accordance with lending policies as in effect on the date hereof; or (iii) Lend to any Person any of the loans or other extensions of credit to which or investments in which are on a "watch list" or similar internal report of the Company or its Subsidiaries in an amount in excess of $250,000; provided that the foregoing shall not limit the Company's ability to invest in investment securities.

    (o) Commitments. Agree or commit to do any of the foregoing.

  4.02 Forebearances of Cullen/Frost. From the date hereof until the Effective Time, except as expressly contemplated by this Agreement, without the prior written consent of Company, Cullen/Frost will not, and will cause each of its Subsidiaries not to:

    (a) Extraordinary Dividends. Make, declare, pay or set aside for payment any extraordinary dividend.

    (b) Adverse Actions. (a) Take any action while knowing that such action would, or is reasonably likely to, prevent or impede the Merger from qualifying (i) for "pooling-of-interest" accounting treatment or (ii) as a reorganization within the meaning of Section 368 of the Code; or (b) knowingly take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (ii) any of the conditions to the Merger set forth in Article VII not being satisfied, (iii) a material violation of any provision of this Agreement or (iv) a delay in the consummation of the Merger except, in each case, as may be required by applicable law or regulation.

    (c) Agree or commit to do any of the foregoing.

                                  ARTICLE 5.

                        REPRESENTATIONS AND WARRANTIES

  5.01 Disclosure Schedules. On or prior to the date hereof; Cullen/Frost has delivered to Company a schedule and Company has delivered to Cullen/Frost a schedule (respectively, its "Disclosure Schedule") setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in
Section 5.03 or 5.04 or to one or more of its covenants contained in Article IV; provided, that (a) no such item is required to be set forth in a Disclosure Schedule as an exception to a representation or warranty if its absence would not be reasonably likely to result in the related representation or warranty being deemed untrue or incorrect under the standard established by
Section 5.02, and (b) the mere inclusion of an item in a Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by a party that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect.

  5.02 Standard. No representation or warranty of Company or Cullen/Frost contained in Section 5.03 or 5.04 shall be deemed untrue or incorrect, and no party hereto shall be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, event or circumstance unless such fact, circumstance or event, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in Section 5.03 or 5.04, has had or is reasonably likely to have a Material Adverse Effect on the party making such representation or warranty.

  5.03 Representations and Warranties of Company. Subject to Sections 5.01 and
5.02 and except as Previously Disclosed, Company hereby represents and warrants to Cullen/Frost:

    (a) Organization, Standing and Authority. Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas. Company is duly qualified to do business and is in good standing in the states of the United States and any foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified.

    (b) Company Stock. As of the date hereof, the authorized capital stock of Company consists solely of 5,000,000 shares of Company Common Stock, of which 1,136,671 shares were outstanding as of the date hereof. As of the date hereof, 401 shares of Company Common Stock were held in treasury by Company or otherwise owned by Company or its Subsidiaries (other than in a fiduciary or agency capacity). The outstanding shares of Company Stock have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and were not issued in violation of any preemptive rights. As of the date hereof, except for 45,000 shares of Company Common Stock subject stock options under the Company Stock Option Plans (with the terms thereof Previously Disclosed), there are no shares of Company Common Stock authorized and reserved for issuance, Company does not have any Rights issued or outstanding with respect to Company Common Stock, and Company does not have any commitment to authorize, issue or sell any Company Common Stock or Rights.

    (c) Subsidiaries. (i)(A) Company's only subsidiaries are Overton Bancorporation, Inc., a Delaware corporation, Overton Services, Inc., a Nevada corporation, and Overton Bank and Trust, National Association, a national banking association, (B) it owns, directly or indirectly, all the issued and outstanding equity securities of each of its Subsidiaries, (C) no equity securities of any of its Subsidiaries are or may become required to be issued (other than to it or its wholly-owned Subsidiaries) by reason of any Right or otherwise, (D) there are no contracts, commitments, understandings or arrangements by which any of such Subsidiaries is or may be bound to sell or otherwise transfer any equity securities of any such Subsidiaries (other than to it or its wholly-owned Subsidiaries), (E) there are no contracts, commitments, understandings, or arrangements relating to its rights to vote or to dispose of such securities and (F) all the equity securities of each Subsidiary held by Company or its Subsidiaries are fully paid and nonassessable (except pursuant to 12 U.S.C. (S)55) and are owned by Company or its Subsidiaries free and clear of any Liens.

    (ii) Company does not own beneficially, directly or indirectly, any equity securities or similar interests of any Person, or any interest in a partnership or joint venture of any kind, other than its Subsidiaries.

    (iii) Each of Company's Subsidiaries has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization, and is duly qualified to do business and in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified.

    (d) Corporate Power. Company and each of its Subsidiaries has the corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets; and Company has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

    (e) Corporate Authority. Subject in the case of this Agreement to receipt of the requisite approval of the plan of merger set forth in this Agreement by the holders of more than two-thirds of the outstanding shares of Company Common Stock entitled to vote thereon (which is the only shareholder vote required thereon), this Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of Company and the Company Board on or prior to the date hereof. This Agreement is a valid and legally binding obligation of Company, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles).

    (f) Regulatory Approvals; No Defaults. (i) No consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by Company or any of its Subsidiaries in connection with the execution, delivery or performance by Company of this Agreement or for the Company to consummate the Merger except for (A) the approval of this Agreement by the stockholders of Company, (B) the filing of articles of merger with the Texas Secretary pursuant to the TBCA and the issuance of a related certificate of merger. As of the date hereof, Company is not aware of any reason why the approvals set forth in Section 7.01(c) will not be received in a timely manner and without the imposition of a condition, restriction or requirement of the type described in Section 7.01(c).

    (ii) Subject to receipt, or the making, of the consents, approvals and filings referred to in the preceding paragraph, and expiration of related waiting periods, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of Company or of any of its Subsidiaries or to which Company or any of its Subsidiaries or properties is subject or bound, (B) constitute a breach or violation of, or a default under, the Company Certificate or the Company By-Laws, or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture or instrument.

    (g) Certain Financial Information. (i) Company has provided Cullen/Frost with its audited financial statements as of December 31, 1994, 1995 and 1996, consisting of its consolidated balance sheets, consolidated statements of income, consolidated statements of shareholders' equity and consolidated statements of cash flows and the related notes thereto (the "Audited Financial Statements") and will provide Cullen/Frost when available with its audited financial statements for 1997 consisting of similar balance sheets and other statements as of December 31, 1997 (the "1997 Audited Financial Statements") and each of the balance sheets contained in the Audited Financial Statements (including any related notes) and that will be contained in the 1997 Audited Financial Statements (including any related notes) fairly present or will fairly present the financial position of the Company and its Subsidiaries as of its date, and each of the statements of income and changes in stockholders' equity and cash flows contained in the Audited Financial Statements (including any related notes) and that will be contained in the 1997 Audited Financial Statements (including any related notes) fairly present or will fairly present the results of operations, changes in stockholders' equity and changes in cash flows, as the case may be, of Company and its Subsidiaries for the periods to which they relate, in each case in accordance with generally accepted accounting principles consistently applied during the periods involved, except in each case as may be noted therein. Company has provided Cullen/Frost with its unaudited consolidated balance sheet as of December 31, 1997 and its unaudited consolidated statement of income for the year ended December 31, 1997 (the "1997 Unaudited Financial Statements") and such balance sheet fairly presents the financial position of the Company and its Subsidiaries as of its date and such statement of income fairly presents the results of operations of Company and its Subsidiaries for the year ended December 31, 1997, in each case in accordance with generally accepted accounting principles consistently applied during the periods involved, except in each case as may be noted therein and except that such balance sheet and statement of income do not have any footnotes.

    (ii) Since December 31, 1997, Company and its Subsidiaries have not incurred any liability other than in the ordinary course of business consistent with past practice.

    (iii) Since December 31, 1997, (A) Company and its Subsidiaries have conducted their respective businesses in the ordinary and usual course consistent with past practice (excluding the incurrence of expenses related to this Agreement and the transactions contemplated hereby) and (B) no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of Section 5.03 or otherwise), is reasonably likely to have a Material Adverse Effect with respect to Company.

    (h) Litigation. No litigation, claim or other proceeding before any court or governmental agency is pending against Company or any of its Subsidiaries and, to Company's knowledge, no such litigation, claim or other proceeding has been threatened.

    (i) Regulatory Matters. (i) Neither Company nor any of its Subsidiaries or properties is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any federal or state governmental agency or authority charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits (including, without limitation, the Office of the Comptroller of the Currency, the Federal Reserve Board and the FDIC) or the supervision or regulation of it or any of its Subsidiaries (collectively, the "Regulatory Authorities").

    (ii) Neither it nor any of its Subsidiaries has been advised by any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission.

    (j) Compliance with Laws. Company and each of its Subsidiaries:

      (i) is in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act and all other applicable fair lending laws and other laws relating to discriminatory business practices;

      (ii) has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted, all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to Company's knowledge, no suspension or cancellation of any of them is threatened;

      (iii) has received, since December 31, 1996, no notification or communication from any Governmental Authority (A) asserting that Company or any of its Subsidiaries is not in compliance with any of the statutes, regulations, or ordinances which such Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit, or governmental authorization (nor, to Company's knowledge, do any grounds for any of the foregoing exist); and

      (iv) has made timely filing of all required reports and notices with the Regulatory Authorities.

    (k) Material Contracts; Defaults. Except as Previously Disclosed, neither it nor any of its Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral) (i) that is a "material contract" within the meaning of
  Item 601(b)(10) of the SEC's Regulation S-K or was not made in the ordinary course of business or (ii) that restricts the conduct of business by it or any of its Subsidiaries or includes a provision not to compete in a line of business or in a geographic area. Neither it nor any of its Subsidiaries is in default under any contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its respective assets, business, or operations may be bound or affected, or under which it or its respective assets, business, or operations receives benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

    (1) No Brokers. No action has been taken by Company that would give rise to any valid claim against any party hereto for a brokerage commission, finder's fee or other like payment with respect to the transactions contemplated by this Agreement, excluding a Previously Disclosed fee to be paid to Keefe, Bruyette & Woods, Inc.

    (m) Employee Benefit Plans. (i) All benefit and compensation plans, contracts, policies or arrangements covering current employees or former employees of Company and its Subsidiaries (the "Employees") and current or former directors of the Company, including, but not limited to, "employee benefit plans" within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and deferred compensation, stock option, stock purchase, stock appreciation rights, stock-based incentive and bonus plans (the "Compensation and Benefit Plans"), are listed in Section 5.03(m)(i) of Company's Disclosure Schedule. True and complete copies of all Compensation and Benefit Plans, including, but not limited to, any trust instruments and insurance contracts forming a part of any Compensation and Benefit Plan, and all amendments thereto have been provided or made available to Cullen/Frost.

    (ii) All employee benefit plans, other than "multiemployer plans" within the meaning of Section 3(37) of ERISA, covering Employees (the "Plans"), to the extent subject to ERISA, are in substantial compliance with ERISA. Each Plan which is an "employee pension benefit plan" within the meaning of
  Section 3(2) of ERISA ("Pension Plan") and which is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), has received a favorable determination letter from the Internal Revenue Service with respect to "TRA" (as defined in Section 1 of Rev. Proc. 93-39), and

  Company is not aware of any circumstances likely to result in revocation of any such favorable determination letter. There is no material pending or threatened litigation relating to the Plans. Neither the Company nor any of its Subsidiaries has engaged in a transaction with respect to any Plan that, assuming the taxable period of such transaction expired as of the date hereof, could subject the Company or any Subsidiary to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount which would be material.

    (iii) No liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by Company or any of its Subsidiaries with respect to any ongoing, frozen or terminated "single-employer plan", within the meaning of Section 4001(a)( 15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with the Company under Section 4001 of ERISA or
  Section 414 of the Code (an "ERISA Affiliate"). The Company and the Subsidiaries have not incurred and do not expect to incur any withdrawal liability with respect to a multiemployer plan under Subtitle E of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate). No notice of a "reportable event", within the meaning of
  Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any Pension Plan or by any ERISA Affiliate within the 12-month period ending on the date hereof.

    (iv) All contributions required to be made under the terms of any Compensation and Benefit Plan have been timely made or have been reflected in the Company's financial statements. Neither any Pension Plan nor any single-employer plan of an ERISA Affiliate has an "accumulated funding deficiency" (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and no ERISA Affiliate has an outstanding funding waiver. Neither Company nor any of its Subsidiaries has provided, or is required to provide, security to any Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

    (v) Neither Company nor any of its Subsidiaries has any obligations for retiree health and life benefits under any Compensation and Benefit Plan, except as set forth in Section 5.03(m)(vi) of the Company's Disclosure Schedule. Company or the Subsidiaries may amend or terminate any such Compensation and Benefit Plan at any time without incurring any liability thereunder.

    (vi) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event), (w) entitle any employees of Company or any of the Subsidiaries to severance pay, (x) accelerate the time of payment or vesting or trigger any payment of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any of the Compensation and Benefit Plans, except that all stock options and stock appreciation rights issued by the Company terminate immediately prior to the Merger subject to their being exercisable in full immediately prior to the Merger, (y) result in any breach or violation of, or a default under, any of the Compensation Benefit Plans or (z) result in any payment by Company or any of the Subsidiaries which is not deductible for federal income tax purposes as an "excess parachute payment" pursuant to Section 280G of the Code.

    (n) Labor Matters. Neither Company nor any of its Subsidiaries is a party to or is bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is Company or any of its Subsidiaries the subject of a proceeding asserting that it or any such Subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel Company or any such Subsidiary to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it or any of its Subsidiaries pending or, to Company's knowledge, threatened, nor is Company aware of any activity involving its or any of its Subsidiaries' employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

    (o) Takeover Laws; Dissenters Rights. Company has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby (the "Covered Transactions") are exempt from, the requirements of any

  "moratorium," "control share", "fair price", "affiliate transaction", "business combination" or other antitakeover laws and regulations of any state (collectively, "Takeover Laws").

    (p) Environmental Matters. Neither the conduct nor operation of Company or its Subsidiaries nor any condition of any property presently or previously owned, leased or operated by any of them (including, without limitation, in a fiduciary or agency capacity), or on which any of them holds a Lien, violates or violated Environmental Laws and no condition has existed or event has occurred with respect to any of them or any such property that, with notice or the passage of time, or both, is reasonably likely to result in liability under Environmental Laws. Neither Company nor any of its Subsidiaries has received any notice from any person or entity that Company or its Subsidiaries or the operation or condition of any property ever owned, leased, operated, or held as collateral or in a fiduciary capacity by any of them are or were in violation of or otherwise are alleged to have liability under any Environmental Law, including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any pollutants, contaminants, or hazardous or toxic wastes, substances or materials at, on, beneath, or originating from any such property.

    (q) Tax Matters. (A) All Tax Returns that are required to be filed (taking into account any extensions of time within which to file) by or with respect to Company and its Subsidiaries have been duly filed, (B) all Taxes shown to be due on the Tax Returns referred to in clause (A) have been paid in full, (C) the 1990 federal income Tax Returns referred to in clause (A) have been examined by the Internal Revenue Service or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired, (D) all deficiencies asserted or assessments made as a result of such examinations have been paid in full,
  (E) no issues that have been raised by the relevant taxing authority in connection with the examination of any of the Tax Returns referred to in clause (A) are currently pending, and (F) no waivers of statutes of limitation have been given by or requested with respect to any Taxes of Company or its Subsidiaries. Company has made available to Cullen/Frost true and correct copies of the United States federal income Tax Returns filed by Company and its Subsidiaries for each of the three most recent fiscal years ended on or before December 31, 1996. Neither Company nor any of its Subsidiaries has any liability with respect to income, franchise or similar Taxes that accrued on or before the end of the most recent period covered by the 1997 Unaudited Financial Statements in excess of the amounts accrued with respect thereto that are reflected in the 1997 Unaudited Financial Statements. As of the date hereof, neither Company nor any of its Subsidiaries has any reason to believe that any conditions exist that might prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code.

    (r) Risk Management Instruments. All interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for Company's own account (all of which in existence as of the date hereof are Previously Disclosed), or for the account of one or more of Company's Subsidiaries or their customers, were entered into (i) in accordance with prudent business practices and all applicable laws, rules, regulations and regulatory policies and (ii) with counterparties believed to be financially responsible at the time; and each of them constitutes the valid and legally binding obligation of Company or one of its Subsidiaries, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles), and are in full force and effect. Neither Company nor its Subsidiaries, nor to Company's knowledge, any other party thereto, is in breach of any of its obligations under any such agreement or arrangement.

    (s) Books and Records. The books and records of Company and its Subsidiaries have been fully, properly and accurately maintained in all material respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein, and they fairly present the financial position of Company and its Subsidiaries.

    (t) Insurance. Company's Disclosure Schedule sets forth all of the insurance policies, binders, or bonds maintained by Company or its Subsidiaries ("Insurance Policies"). Company and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Company reasonably has determined to be prudent in accordance with industry practices. All the Insurance Policies are in full force and effect; Company and its Subsidiaries are not in material default thereunder; and all claims thereunder have been filed in due and timely fashion.

    (u) Accounting Treatment. As of the date hereof, it is aware of no reason why the Merger will fail to qualify for "pooling-of-interest" accounting treatment.

    (v) Loans and Leases. The allowances for loan losses contained in the Audited Financial Statements were established in accordance with the past practices and experiences of Company and its Subsidiaries, and the allowance for loan losses shown on the unaudited consolidated balance sheet of Company and its Subsidiaries as of December 31, 1997 was adequate under the requirements of generally accepted accounting principles to provide for possible losses on loans (including accrued interest receivable) and credit commitments (including stand-by letters of credit) outstanding as of the date of such balance sheet.

    (w) Disclosure. The representations and warranties contained in this
  Section 5.03 do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Section 5.03 not misleading.

  5.04 Representations and Warranties of Cullen/Frost. Subject to Sections
5.01 and 5.02 and except as Previously Disclosed, Cullen/Frost hereby represents and warrants to Company as follows:

    (a) Organization Standing and Authority. Cullen/Frost is duly organized, validly existing and in good standing under the laws of the State of Texas. Cullen /Frost is duly qualified to do business and is in good standing in the states of the United States and foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified. Cullen/Frost has in effect all federal, state, local, and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now conducted.

    (b) Cullen/Frost Stock. (i) As of the date hereof, the authorized capital stock of Cullen/Frost consists solely of 60,000,000 shares of Cullen/Frost Common Stock, of which no more than 22,249,820 shares were outstanding as of the date hereof, and 10,000,000 shares of Cullen/Frost Preferred Stock, of which no shares were outstanding as of the date hereof. As of the date hereof, except as set forth in its Disclosure Schedule, Cullen/Frost does not have any Rights issued or outstanding with respect to Cullen/Frost Stock and Cullen/Frost does not have any commitment to authorize, issue or sell any Cullen/Frost Stock or Rights, except pursuant to this Agreement.

    (ii) The shares of Cullen/Frost Common Stock to be issued in exchange for shares of Company Common Stock in the Merger, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and the issuance thereof is not subject to any preemptive right.

    (c) Subsidiaries. Each of Cullen/Frost's Significant Subsidiaries has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization, and is duly qualified to do business and in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified and it owns, directly or indirectly, all the issued and outstanding equity securities of each of its Significant Subsidiaries.

    (d) Corporate Power. Cullen/Frost and each of its Significant
  Subsidiaries has the corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets; and Cullen/Frost has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

    (e) Corporate Authority. This Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of Cullen /Frost and the Cullen/Frost Board. This Agreement is a valid and legally binding agreement of Cullen/Frost enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles).

    (f) Regulatory Approvals; No Defaults. (i) No consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by Cullen/Frost or any of its Subsidiaries in connection with the execution, delivery or performance by Cullen/Frost of this Agreement or to consummate the Merger except for
  (A) the filing of an application under Section 3 of the Bank Holding Company Act of 1956, as amended (the "BHC Act"), and the approval thereof by the Federal Reserve Board; (B) the filing of a notice with the Texas Department of Banking; (C) the approval of the listing on the NYSE of Cullen/Frost Common Stock to be issued in the Merger; (D) the filing and declaration of effectiveness of the Registration Statement; (E) such filings as are required to be made or approvals as are required to be obtained under the securities or "Blue Sky" laws of various states in connection with the issuance of Cullen/Frost Stock in the Merger; and (F) the filing of articles of merger with the Texas Secretary pursuant to the TBCA and the issuance of a related certificate of merger. As of the date hereof, Cullen/Frost is not aware of any reason, including the status of its efforts regarding "year 2000 issues," why the application required to be made by Cullen/Frost for the approval of the Merger under Section 3 of the BHC Act will not be eligible for expedited treatment under Section
  225.14 of the Federal Reserve Board's Regulation Y or why the approvals set forth in Section 7.01(c) will not be received in a timely manner and without the imposition of a condition, restriction or requirement of the type described in Section 7.01(c).

    (ii) Subject to receipt, or the making, of the consents, approvals and filings referred to in the preceding paragraph and expiration of the related waiting periods, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of Cullen/Frost or of any of its Subsidiaries or to which Cullen/Frost or any of its Subsidiaries or properties is subject or bound,
  (B) constitute a breach or violation of, or a default under, the certificate of incorporation or by-laws (or similar governing documents) of Cullen/Frost or any of its Subsidiaries, or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture or instrument.

    (g) Financial Reports and SEC Documents; Material Adverse
  Effect. (i) Cullen/Frost's, Annual Reports on Form 10-K for the fiscal years ended December 31, 1994, 1995 and 1996 and all other reports, registration statements, definitive proxy statements or information statements filed or to be filed by it or any of its Subsidiaries subsequent to December 31, 1994 under the Securities Act, or under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, in the form filed or to be filed (collectively, Cullen/Frost's "SEC Documents") with the SEC, as of the date filed, (A) complied or will comply in all material respects as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (B) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and each of the balance sheets contained in or incorporated by reference into any such SEC Document (including the related notes and schedules thereto) fairly presents, or will fairly present, the financial position of Cullen/Frost and its Subsidiaries as of its date, and each of the statements of income and changes in stockholders' equity and cash flows or equivalent statements in such SEC Documents (including any related notes and schedules thereto) fairly presents, or will fairly present, the results of operations, changes in stockholders' equity and changes in cash flows, as the case may be, of Cullen/Frost and its Subsidiaries for the periods to which they relate, in each case in accordance with generally accepted accounting principles consistently applied during the periods involved, except in each case, as may be noted therein, subject to normal year-end audit adjustments in the case of unaudited statements. Cullen/Frost's press release announcing its 1997 year end results fairly presents the financial condition of Cullen/Frost as of December 31, 1997 and the results of its operations for the year ended December 31, 1997, in each case as determined in accordance with generally accepted accounting principles.

    (ii) Since December 31, 1997, no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of Section 5.04 or otherwise), is reasonably likely to have a Material Adverse Effect with respect to it.

    (h) Litigation; Regulatory Action. (i) No litigation, claim or other proceeding before any Governmental Authority is pending against Cullen/Frost or any of its Subsidiaries and, to the best of Cullen/Frost's knowledge, no such litigation, claim or other proceeding has been threatened.

    (ii) Neither Cullen/Frost nor any of its Subsidiaries or properties is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from a Regulatory Authority, nor has Cullen/Frost or any of its Subsidiaries been advised by a Regulatory Authority that such agency is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission.

    (i) Compliance with Laws. Cullen/Frost and each of its Subsidiaries:

      (i) in the conduct of its business, is in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act and all other applicable fair lending laws and other laws relating to discriminatory business practices; and

      (ii) has all permits, licenses, authorizations, orders and approvals of; and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to conduct their businesses substantially as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to the best of its knowledge, no suspension or cancellation of any of them is threatened.

    (j) No Brokers. No action has been taken by Cullen/Frost that would give rise to any valid claim against any party hereto for a brokerage commission, finder's fee or other like payment with respect to the transactions contemplated by this Agreement, excluding a fee to be paid to Credit Suisse First Boston, Inc.

    (k) Tax Matters. (A) All Tax Returns that are required to be filed (taking into account any extensions of time within which to file) by or with respect to Cullen/Frost and its Subsidiaries have been duly filed, (B) all Taxes shown to be due on the Tax Returns referred to in clause (A) have been paid in full, (C) the federal income Tax Returns referred to in clause
  (A) have been examined by the Internal Revenue Service or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired, (D) all deficiencies asserted or assessments made as a result of such examinations have been paid in full, (E) no issues that have been raised by the relevant taxing authority in connection with the examination of any of the Tax Returns referred to in clause (A) are currently pending, and (F) no waivers of statutes of limitation have been given by or requested with respect to any Taxes of Cullen/Frost or its Subsidiaries. Neither Cullen/Frost nor any of its Subsidiaries has any liability with respect to income, franchise or similar Taxes that accrued on or before the end of the most recent period covered by Cullen/Frost's SEC Documents flied prior to the date hereof in excess of the amounts accrued with respect thereto that are reflected in the financial statements included in Cullen/Frost's SEC Documents filed on or prior to the date hereof. As of the date hereof, neither Cullen/Frost nor any of its Subsidiaries has any reason to believe that any conditions exist that might prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code.

    (1) Accounting Treatment. As of the date hereof, it is aware of no reason why the Merger will fail to qualify for "pooling-of-interest" accounting treatment.

    (m) Disclosure. The representations and warranties contained in this
  Section 5.04 do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Section 5.04 not misleading.

                                  ARTICLE 6.

                                   COVENANTS

  6.01 Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, each of Company and Cullen/Frost agrees to use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Merger as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby, including the satisfaction of the conditions set forth in
Article VII hereof, and shall cooperate fully with the other party hereto to that end.

  6.02 Stockholder Approval. Company agrees to take, in accordance with applicable law and the Company Certificate and Company By-laws, all action necessary to convene an appropriate meeting of its stockholders to consider and vote upon the approval and adoption of this Agreement and any other matters required to be approved by Company's stockholders for consummation of the Merger (including any adjournment or postponement, the "Company Meeting"), in each case as promptly as practicable after the Registration Statement is declared effective. The Company Board shall recommend such approval and shall take all reasonable lawful action to solicit such approval by its stockholders.

  6.03 Registration Statement. (a) Cullen/Frost agrees to prepare a registration statement on Form S-4 or other applicable form (the "Registration Statement") to be filed by Cullen/Frost with the SEC in connection with the issuance of Cullen/Frost Common Stock in the Merger (including the proxy statement and prospectus and other proxy solicitation materials of Company constituting a part thereof (the "Proxy Statement") and all related documents). Company agrees to cooperate, and to cause its Subsidiaries to cooperate, with Cullen/Frost, its counsel and its accountants, in preparation of the Registration Statement and the Proxy Statement; and Cullen/Frost agrees to file the Registration Statement with the SEC as promptly as reasonably practicable but in no event later than 25 calendar days after the date hereof. Each of Company and Cullen/Frost agrees to use all reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after filing thereof. Cullen/Frost also agrees to use all reasonable efforts to obtain all necessary state securities laws or "Blue Sky" permits and approvals required to carry out the transactions contemplated by this Agreement. Company agrees to furnish to Cullen/Frost all information concerning Company, its Subsidiaries, officers, directors and stockholders as may be reasonably requested in connection with the foregoing.

  (b) Each of Company and Cullen/Frost agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated (therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement and any amendment or supplement thereto will, at the date of mailing to stockholders and at the time of the Company Meeting, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or any statement which, in the light of the circumstances under which such statement is made, will be false or misleading with respect to any material fact, or which will omit to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier statement in the Proxy Statement or any amendment or supplement thereto. Each of Company and Cullen /Frost further agrees that if it shall become aware prior to the Effective Date of any information furnished by it that would cause any of the statements in the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take the necessary steps to correct the Proxy Statement.

  (c) Cullen/Frost agrees to advise Company, promptly after Cullen/Frost receives notice thereof; of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Cullen/Frost Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

  6.04 Press Releases. Each of Company and Cullen/Frost agrees that it will not, without the prior approval of the other party, issue any press release or written statement for general circulation relating to the transactions contemplated hereby, except as otherwise required by applicable law or regulation or NYSE rules.

  6.05 Access; Information. (a) Each of Company and Cullen/Frost agrees that upon reasonable notice and subject to applicable laws relating to the exchange of information, it shall afford the other party and the other party's officers, employees, counsel, accountants and other authorized representatives, such access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, tax returns and work papers of independent auditors), properties, personnel and to such other information as any party may reasonably request and, during such period, it shall furnish promptly to such other party all information concerning the business, properties and personnel of it as the other may reasonably request.

  (b) Each agrees that it will not, and will cause its representatives not to, use any information obtained pursuant to this Section 6.05 (as well as any other information obtained prior to the date hereof in connection with the entering into of this Agreement) for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. Subject to the requirements of law, each party will keep confidential, and will cause its representatives to keep confidential, all information and documents obtained pursuant to this Section 6.05 (as well as any other information obtained prior to the date hereof in connection with the entering into of this Agreement) unless such information (i) was already known to such party, (ii) becomes available to such party from other sources not known by such party to be bound by a confidentiality obligation, (iii) is disclosed with the prior written approval of the party to which such information pertains or (iv) is or becomes readily ascertainable from published information or trade sources. In the event that this Agreement is terminated or the transactions contemplated by this Agreement shall otherwise fail to be consummated, each party shall promptly cause all copies of documents or extracts thereof containing information and data as to another party hereto to be returned to the party which furnished the same. No investigation by either party of the business and affairs of the other shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to either party's obligation to consummate the transactions contemplated by this Agreement.

  6.06 Acquisition Proposals. Company agrees that neither it nor any of its Subsidiaries nor any of the respective officers and directors of Company or its Subsidiaries shall, and Company shall direct and use its reasonable best efforts to cause its and its subsidiaries' employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to initiate, solicit or encourage, directly or indirectly, any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to stockholders of Company) with respect to a merger, consolidation or similar transaction involving, or any purchase of all or any significant portion of the assets or any equity securities of, Company or its Significant Subsidiaries (any such proposal or offer being hereinafter referred to as an "Acquisition Proposal") or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal. It shall immediately cease and cause to be terminated any activities, discussions or negotiations conducted prior to the date of this Agreement with any parties other than Cullen/Frost with respect to any of the foregoing and shall use its reasonable best efforts to enforce any confidentiality or similar agreement relating to an Acquisition Proposal. Company shall promptly advise Cullen/Frost following the receipt by Company of any Acquisition Proposal and the substance thereof and advise Cullen/Frost of any developments with respect to such Acquisition Proposal upon the occurrence thereof.

  6.07 Affiliate Agreements. (a) Not later than the 15th day prior to the mailing of the Proxy Statement, (i) Cullen/Frost shall deliver to Company a schedule of each person that, to the best of its knowledge, is or is reasonably likely to be, as of the date of the Company Meeting, deemed to be an "affiliate" of Cullen/Frost (each, a "Cullen/Frost Affiliate") as that term is used in SEC Accounting Series Releases 130 and 135; and (ii) Company shall deliver to Cullen/Frost a schedule of each person that, to the best of its knowledge, is or is reasonably likely to be, as of the date of Company Meeting, deemed to be an "affiliate" of Company (each, a "Company Affiliate") as that term is used in Rule 145 under the Securities Act or SEC Accounting Series Releases 130 and 135.

  (b) Each of Company and Cullen/Frost shall use its respective reasonable best efforts to cause each person who may be deemed to be a Company Affiliate or a Cullen/Frost Affiliate, as the case may be, to execute and deliver to Company and Cullen/Frost on or before the date of mailing of the Proxy Statement an agreement in the form attached hereto as Exhibit B or Exhibit C, respectively.

  6.08 Takeover Laws. No party hereto shall take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any Takeover Law and each of them shall take all necessary steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated by this Agreement from, or if necessary challenge the validity or applicability of, any applicable Takeover Law, as now or hereafter in effect.

  6.09 Certain Policies. Prior to the Effective Date, Company shall, consistent with generally accepted accounting principles and on a basis mutually satisfactory to it and Cullen/Frost, modify and change its loan, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be applied on a basis that is consistent with that of Cullen /Frost; provided, however, that Company shall not be obligated to take any such action pursuant to this Section 6.09 unless and until Cullen/Frost acknowledges that all conditions to its obligation to consummate the Merger have been satisfied and all such conditions are so satisfied.

  6.10 NYSE Listing. Cullen/Frost agrees to use its reasonable best efforts to list, prior to the Effective Date, on the NYSE, subject to official notice of issuance, the shares of Cullen/Frost Common Stock to be issued to the holders of Company Common Stock in the Merger.

  6.11 Regulatory Applications. (a) Cullen/Frost and Company and their respective Subsidiaries shall cooperate and use their respective reasonable best efforts to prepare all documentation, to effect all filings and to obtain all permits, consents, approvals arid authorizations of all third parties and Governmental Authorities necessary to consummate the transactions contemplated by this Agreement and the initial filings with Governmental Authority (other than the Registration Statement) shall be made by Cullen/Frost within 15 calendar days of the date hereof. Each of Cullen/Frost and Company shall have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable laws relating to the exchange of information, with respect to all material written information submitted to any third party or any Governmental Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto agrees to act reasonably and as promptly as practicable. Each party hereto agrees that it will consult with the other party hereto with respect to the obtaining of all material permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other party appraised of the status of matters relating to completion of the transactions contemplated hereby.

  (b) Each party agrees, upon request, to furnish the other party with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other party or any of its Subsidiaries to any third party or Governmental Authority.

  6.12 Indemnification. (a) Following the Effective Date, Cullen/Frost shall indemnify, defend and hold harmless the present directors and officers of Company and its Subsidiaries (each, an "Indemnified Party") against all costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities (collectively, "Costs") incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement or any related agreement) to the fullest extent that Company is permitted to indemnify (and advance expenses to) its directors and officers under the laws of the State of Texas, the Company Certificate and the Company By-Laws as in effect on the date hereof; provided that any determination required to be made with respect to whether an officer's or director's conduct complies with the standards set forth under Texas law, the Company Certificate and the Company By-Laws shall be made by independent counsel (which shall not be counsel that provides material services to Cullen/Frost) selected by Cullen/Frost and reasonably acceptable to such officer or director; and provided, further, that in the absence of applicable Texas judicial precedent to the contrary, such counsel, in making such determination, shall presume such officer's or director's conduct complied with such standard and Cullen/Frost shall have the burden to demonstrate that such officer's or director's conduct failed to comply with such standard.

  (b) For a period of three years from the Effective Time, Cullen/Frost shall use its reasonable best efforts to provide that portion of director's and officer's liability insurance that serves to reimburse the present and former officers and directors of Company or any of its Subsidiaries (determined as of the Effective Time) (as opposed to Company) with respect to claims against such directors and officers arising from facts or events which occurred before the Effective Time, which insurance shall contain at least the same coverage and amounts, and contain terms and conditions no less advantageous, as that coverage currently provided by Company; provided, however, that in no event shall Cullen/Frost be required to expend more than 200 percent of the current amount expended by Company (the "Insurance Amount") to maintain or procure such directors and officers insurance coverage; provided, further, that if Cullen/Frost is unable to maintain or obtain the insurance called for by this
Section 6.12(b), Cullen/Frost shall use its reasonable best efforts to obtain as much comparable insurance as is available for the Insurance Amount; provided, further, that officers and directors of Company or any Subsidiary may be required to make application and provide customary representations and warranties to Cullen/Frost's insurance carrier for the purpose of obtaining such insurance.

  (c) Any Indemnified Party wishing to claim indemnification under Section 6.12(a), upon learning of any claim, action, suit, proceeding or investigation described above, shall promptly notify Cullen/Frost thereof; provided that the failure to so notify shall not affect the obligations of Cullen/Frost under
Section 6.12(a) unless and to the extent that Cullen/Frost is actually prejudiced as a result of such failure.

  (d) If Cullen/Frost or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any other entity, then and in each case, proper provision shall be made so that the successors and assigns of Cullen/Frost shall assume the obligations set forth in this Section 6.12.

  6.13 Benefit Plans. (a) Cullen/Frost shall maintain for a period of two years immediately following the Effective Date, employee benefit plans, programs, policies and arrangements for employees of Company and its Subsidiaries which in the aggregate are no less favorable than the employee benefit plans, programs, policies and arrangements provided by Cullen/Frost for similarly situated employees of Cullen/Frost. Cullen/Frost shall cause each employee benefit plan, program, policy or arrangement of Cullen/Frost in which employees of Company and its Subsidiaries are eligible to participate to take into account for purposes of eligibility and vesting thereunder the service of such employees with Company and its Subsidiaries to the same extent as such service was credited for such purpose by Company and its Subsidiaries under comparable compensation and benefit plans; provided that, Cullen/Frost shall not be required to include any such employees in the pension plans of Cullen/Frost for a period ending not more than six months after the Effective Date.

  (b) Cullen/Frost shall honor, in accordance with their terms, all benefit obligations to, and contractual rights of, current and former employees of Company and its Subsidiaries existing as of the Effective Date, as well as all employment or severance agreements, plans or policies of Company and its Subsidiaries which are Previously Disclosed in Company's Disclosure Schedule.

  (c) If employees of Company and its Subsidiaries become eligible to participate in a medical, dental or health plan of Cullen/Frost, Cullen/Frost shall cause such plan to (i) waive any preexisting condition limitations for conditions covered under the applicable medical, health or dental plans of Company and its Subsidiaries and (ii) honor any deductible and out-of-pocket expenses incurred by the employees and their beneficiaries under such plans during the portion of the calendar year prior to such participation.

  (d) Within 30 days following the Effective Date, Cullen/Frost shall pay to employees of Company participating in the Company's Senior Officer Bonus Program (the "Program") an amount equal to the target bonus award under the Program for each employee for the fiscal year in which the Effective Date occurs multiplied by a fraction, the numerator of which is the number of days elapsed in such fiscal year and the denominator of which is 365.

  (e) (i) Notwithstanding anything contained in this Section 6.13 to the contrary, for a period of two years from the Effective Date, Cullen/Frost shall maintain severance plans which provide employees of Company and its Subsidiaries as of the Effective Date with severance pay and continued health insurance benefits which are no less favorable than those set forth below:

    (a) severance pay for each employee with at least 6 months of service equal to 2 weeks' base salary for each year of service, but in no event less than 2 weeks' base salary or more than 26 weeks' base salary; and

    (b) benefits continuation for the period equal to the number of weeks of base salary paid as severance pay.

For purposes of calculating the amount of each employee's severance pay and benefits continuation, there shall be taken into account all service of such employees with Cullen/Frost, Company and its Subsidiaries.

  (ii) The Company and Cullen/Frost recognize and agree (a) that adequate and appropriate post-Merger severance pay for the Company's executive officers and the Company's senior officers (Senior Vice Presidents and above) in excess, and in some cases significantly in excess, of that contemplated in subsection
(e)(i) above and that takes into account individual circumstances is important to the Company prior to the Effective Time and for the combined operations of the Company and Cullen/Frost after the Effective Time and (b) that in light of the foregoing and prior to the Merger they each shall work together in good faith to establish, and will establish, appropriate severance pay guidelines and procedures for such officers and that Cullen/Frost will follow and abide by such guidelines and procedures after the Effective Time.

  (f) Company shall terminate the Company's Employees' Stock Ownership Plan immediately prior to the Effective Date in accordance with the termination provisions of the plan. The account balances of participants thereunder shall, at the election of such participants, be distributed or transferred to the 401(k) Plan of Cullen/Frost.

  6.14 Notification of Certain Matters. Each of Company and Cullen/Frost shall give prompt notice to the other of any fact, event or circumstance known to it that (i) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein.

  6.15 Publication of 30 Days of Post Combination Results. For the benefit of the Company Affiliates, Cullen/Frost shall publish at the earliest opportunity Cullen/Frost and Company combined financial results covering the first entire calendar month after the Effective Time so as to permit Company Affiliates and Cullen/Frost Affiliates to sell immediately after such publication shares of Cullen/Frost Common Stock under the rules applicable to "pooling-of-interest" accounting treatment and will notify the Company Affiliates in writing promptly after such publication.

                                  ARTICLE 7.

                   CONDITIONS TO CONSUMMATION OF THE MERGER

  7.01 Conditions to Each Party's Obligation to Effect the Merger. The respective obligation of each of Cullen/Frost and Company to consummate the Merger is subject to the fulfillment or written waiver by Cullen/Frost and Company prior to the Effective Time of each of the following conditions:

    (a) Termination of Voting Agreement. The Voting Agreement shall have been terminated (which termination may be subject to the effectiveness of the Merger).

    (b) Stockholder Approvals. This Agreement and the Merger shall have been duly adopted by the requisite vote of the stockholders of Company.

    (c) Regulatory Approvals. All regulatory approvals required to consummate the transactions contemplated hereby, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and no such approvals shall contain any conditions, restrictions or requirements which the Cullen/Frost Board reasonably determines in good faith would (i) following the Effective Time, have a Material Adverse Effect on Cullen/Frost and its Subsidiaries taken as a whole or (ii) reduce the benefits of the transactions contemplated hereby to such a degree that Cullen/Frost would not have entered into this Agreement had such conditions, restrictions or requirements been known at the date hereof.

    (d) No Injunction. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits consummation of the transactions contemplated by this Agreement.

    (e) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

    (f) Blue Sky Approvals. All permits and other authorizations under state securities laws necessary to consummate the transactions contemplated hereby and to issue the shares of Cullen/Frost Common Stock to be issued in the Merger shall have been received and be in full force and effect.

    (g) Listing. The shares of Cullen/Frost Common Stock to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

  7.02 Conditions to Obligation of Company. The obligation of Company to consummate the Merger is also subject to the fulfillment or written waiver by Company prior to the Effective Time of each of the following conditions:

    (a) Representations and Warranties. The representations and warranties of Cullen/Frost set forth in this Agreement, subject in all cases to the standard set forth in Section 5.02, shall be true and correct as of the date of this Agreement and as of the Effective Date as though made on and as of the Effective Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date), and Company shall have received a certificate, dated the Effective Date, signed on behalf of Cullen/Frost by the Chief Executive Officer and the Chief Financial Officer of Cullen/Frost to such effect.

    (b) Performance of Obligations of Cullen/Frost. Cullen/Frost shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Company shall have received a certificate, dated the Effective Date, signed on behalf of Cullen/Frost by the Chief Executive Officer and the Chief Financial Officer of Cullen/Frost to such effect.

    (c) Opinion of Company's Counsel. Company shall have received an opinion of Sullivan & Cromwell, special counsel to Company, dated the Effective Date, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, (i) the Merger constitutes a "reorganization" within the meaning of Section 368(a) of the Code and (ii) no gain or loss will be recognized by stockholders of Company who receive shares of Cullen/Frost Common Stock in exchange for shares of Company Common Stock, except with respect to cash received in lieu of fractional share interests. In rendering its opinion, Sullivan & Cromwell may require and rely upon representations contained in letters from Company and Cullen/Frost.

    (d) Accounting Treatment. Company shall have received from Coopers & Lybrand, L.L.P., Company's independent auditors, letters, dated the date of or shortly prior to each of the mailing date of the Proxy Statement and the Effective Date, stating its opinion that the Merger shall qualify for pooling-of-interests accounting treatment.

    (e) Cullen/Frost Rights. No person shall have become an "Acquiring Person" and no "Separation Time" (as such terms are defined in the Cullen/Frost Rights Plan) shall have occurred, and the rights issued thereunder shall not have become separable, distributable, redeemable or exercisable.

  7.03 Conditions to Obligation of Cullen/Frost. The obligation of Cullen/Frost to consummate the Merger is also subject to the fulfillment or written waiver by Cullen/Frost prior to the Effective Time of each of the following conditions:

    (a) Representations and Warranties. The representations and warranties of Company set forth in this Agreement, subject in all cases to the standard set forth in Section 5.02, shall be true and correct as of the date of this Agreement and as of the Effective Date as though made on and as of the Effective Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date) and Cullen/Frost shall have received a certificate, dated the Effective Date, signed on behalf of Company by the Chief Executive Officer and the Chief Financial Officer of Company to such effect.

    (b) Performance of Obligations of Company. Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Cullen/Frost shall have received a certificate, dated the Effective Date, signed on behalf of Company by the Chief Executive Officer and the Chief Financial Officer of Company to such effect.

    (c) Opinion of Cullen/Frost's Counsel. Cullen/Frost shall have received an opinion of Wachtell, Lipton, Rosen & Katz, special counsel to Cullen/Frost, dated the Effective Date, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Merger constitutes a reorganization under Section 368(a) of the Code. In rendering its opinion, Wachtell, Lipton, Rosen & Katz may require and rely upon representations contained in letters from Company and Cullen/Frost.

    (d) Accounting Treatment. Cullen/Frost shall have received from Ernst & Young LLP, Cullen/Frost's independent auditors, letters, dated the date of or shortly prior to each of the mailing date of the Proxy Statement and the Effective Date, stating its opinion that the Merger shall qualify for pooling-of-interests accounting treatment.

                                  ARTICLE 8.

                                  TERMINATION

  8.01 Termination. This Agreement may be terminated, and the Acquisition may be abandoned:

    (a) Mutual Consent. At any time prior to the Effective Time, by the mutual consent of Cullen/Frost and Company, if the Board of Directors of each so determines by vote of a majority of the members of its entire Board.

    (b) Breach. At any time prior to the Effective Time, by Cullen/Frost or Company, if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event of either: (i) a breach by the other party of any representation or warranty contained herein (subject to the standard set forth in Section 5.02), which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach; or (ii) a breach by the other party of any of the covenants or agreements contained herein, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach, provided that such breach (whether under (i) or (ii)) would be reasonably likely, individually or in the aggregate with other breaches, to result in a Material Adverse Effect.

    (c) Delay. At any time prior to the Effective Time, by Cullen/Frost or Company, if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event that the Acquisition is not consummated by July 31, 1998, except to the extent that the failure of the Acquisition then to be consummated arises out of or results from the knowing action or inaction of the party seeking to terminate pursuant to this Section 8.01(c).

    (d) No Approval. By Company or Cullen/Frost, if its Board of Directors so determines by a vote of a majority of the members of its entire Board, in the event (i) the approval of any Governmental Authority required for consummation of the Merger and the other transactions contemplated by this Agreement shall have been denied by final nonappealable action of such Governmental Authority or (ii) the shareholder approval required by Section 7.01(b) herein is not obtained at Company Meeting.

    (e) Decline in Cullen/Frost Common Stock Price. By Company, if the Company Board so determines by a majority vote of the members of its entire board, at any time during the five-day period commencing with the Valuation Date, if the Cullen/Frost Average Stock Price shall be less than an amount equal to $46.55, adjusted as indicated in the last sentence of this Section 8.01(e);

subject, however, to the following: If Company elects to exercise its termination right pursuant to this Section 8.01(e), it shall give prompt written notice to Cullen/Frost provided that such notice of election to terminate may be withdrawn at any time. During the five-day period commencing with its receipt of such notice, Cullen/Frost shall have the option to increase the consideration to be received by the holders of Company Common Stock hereunder, by adjusting the Exchange Ratio to equal a number determined by dividing (i) the product of the Exchange Ratio multiplied by $46.55, adjusted as indicated in the last sentence of this Section 8.01(e), by (ii) the Cullen/Frost Average Stock Price. In the absence of such Cullen/Frost election, the Effective Date shall not occur during such five day period. If Cullen/Frost so elects it shall give prompt written notice to Company of such election and the revised Exchange Ratio, whereupon no termination shall have occurred pursuant to this Section 8.01(e) and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified) and, notwithstanding Section 2.02, the Effective Date shall occur on the second business day after such election by Cullen/Frost. If Cullen/Frost does not so elect within such five-day period, the Agreement shall terminate. If Cullen/Frost declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Valuation Date, the calculations provided for in this Section 8.01(e) shall be appropriately adjusted for the purposes of applying this Section 8.01(e).

  8.02 Effect of Termination and Abandonment. In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, no party to this Agreement shall have any liability or further obligation to any other party hereunder except (i) as set forth in Section
9.01 and (ii) that termination will not relieve a breaching party from liability for any willful breach of this Agreement giving rise to such termination.

                                  ARTICLE 9.

                                 MISCELLANEOUS

  9.01 Survival. No representations, warranties, agreements and covenants contained in this Agreement shall survive the Effective Time (other than Sections 6.12, 6.13 and 6.15 and this Article IX which shall survive the Effective Time) or the termination of this Agreement if this Agreement is terminated prior to the Effective Time (other than Sections 6.03(b), 6.05(b), 8.02, and this Article IX which shall survive such termination).

  9.02 Waiver; Amendment. Prior to the Effective Time, any provision of this Agreement may be (i) waived by the party benefitted by the provision, or (ii) amended or modified at any time, by an agreement in writing between the parties hereto executed in the same manner as this Agreement, except that after Company Meeting, this Agreement may not be amended if it would violate the TBCA or reduce the consideration to be received by Company stockholders in the Merger.

  9.03 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original.

  9.04 Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Texas applicable to contracts made and to be performed entirely within such State (except to the extent that mandatory provisions of Federal law is applicable).

  9.05 Expenses. Each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby.

  9.06 Notices. All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed given if personally delivered, telecopied (with confirmation) or mailed by registered or certified mail (return receipt requested) to such party at its address set forth below or such other address as such party may specify by notice to the parties hereto.

     If to Company, to:

            Overton Bancshares, Inc.
            4200 South Hulen Avenue
            Fort Worth, Texas 76109
            Attention: R. Denny Alexander
            Facsimile: (817) 315-2424
             and
            Attention: David Tapp
            Facsimile: (817) 315-2424

     With a copy to:

            Sullivan & Cromwell
            125 Broad Street
            New York, New York 10004-2498
            Attention: Mark J. Menting, Esq.
            Facsimile: (212) 558-3588

     If to Cullen/Frost, to:

            Cullen/Frost Bankers, Inc.
            100 West Houston Street
            San Antonio, Texas 78205
            Attention: Richard W. Evans, Jr.
            Facsimile: (210) 220-4117

     With a copy to:

            Wachtell, Lipton, Rosen & Katz
            51 West 52nd Street
            New York, New York 10019
            Attention: Edward P. Herlihy, Esq.
            Facsimile: (212) 403-2000

  9.07 Entire Understanding; No Third Party Beneficiaries. This Agreement represents the entire understanding of the parties hereto with reference to the transactions contemplated hereby and this Agreement supersedes any and all other oral or written agreements heretofore made other than the confidentiality agreement between the parties. Except for Sections 6.12 and 6.15, nothing in this Agreement expressed or implied, is intended to confer upon any person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

  9.08 Interpretation; Effect. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of, or Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and are not part of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." No provision of this Agreement shall be construed to require Company, Cullen/Frost or any of their respective Subsidiaries, affiliates or directors to take any action which would violate applicable law (whether statutory or common law), rule or regulation.

                                     * * *

  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

                                          Overton Bancshares, Inc.

                                                  /s/ R. Denny Alexander
                                          By: _________________________________
                                             Name: R. Denny Alexander
                                             Title: Vice Chairman

                                          Cullen/Frost Bankers, Inc.

                                                  /s/ Richard Evans, Jr.
                                          By: _________________________________
                                             Name: Richard Evans, Jr.
                                             Title: Chairman and CEO

                                                                      EXHIBIT A

                           FORM OF LETTER AGREEMENT

                                                        As of February 15, 1998

Cullen/Frost Bankers, Inc.
P.O. Box 1600
100 West Houston Street
San Antonio, Texas 78205

Dear Sirs:

  The undersigned, being a shareholder of Overton Bancshares, Inc. ("Overton"), hereby acknowledges that the undersigned will benefit directly and substantially from the consummation of the merger (the "Merger") provided for in the Agreement and Plan of Merger, dated as of February 15, 1998, between Overton and Cullen/Frost Bankers, Inc. ("Cullen/Frost") (the "Merger Agreement"). As consideration for Cullen/Frost entering into the Merger Agreement, the undersigned hereby agrees, represents and warrants as follows:

    1. The undersigned owns or controls the number of shares of Overton set forth below (the "Owned Shares") and has the full power to vote the Owned Shares free from any lien, encumbrance or restriction, other than encumbrances or restrictions imposed pursuant to the Common Stock Restriction and Voting Agreement, dated as of January 10, 1985, as amended (the "Voting Agreement"), and such other liens, encumbrances or restrictions identified below.

    2. The undersigned will vote all of the Owned Shares, to the extent entitled, in favor of the Merger Agreement and Merger provided for therein in the written poll conducted pursuant to the Voting Agreement to vote upon the Merger Agreement and the Merger.

    3. The undersigned will vote all of the Owned Shares, to the extent entitled, in favor of the Merger Agreement and Merger provided for therein at the meeting or meetings of Overton shareholders called to vote upon the Merger Agreement and the Merger.

    4. The undersigned will not sell any of the Owned Shares unless the undersigned receives (i)(A) an irrevocable proxy, in form and substance satisfactory to Cullen/Frost, to vote such Owned Shares with respect to the Merger Agreement and the Merger, and the undersigned will vote such proxy as provided in Sections 2 and 3 of this Agreement, or (B) an agreement identical in all respects to this agreement executed by the buyer of the Owned Shares being sold and (ii) an agreement identical to the second to last paragraph of this agreement regarding the termination of the Voting Agreement.

    5. Nothing herein shall be deemed to restrict in any respect the ability of the undersigned to exercise any duties the undersigned may have as a director or officer of Overton or any affiliate thereof.

  In addition, this letter shall constitute the undersigned's written agreement to terminate the Voting Agreement pursuant to Section 2 thereof immediately prior to the effectiveness of the Merger. The undersigned also agrees to execute any other documents or instruments necessary to effect the foregoing termination.

  This Letter Agreement shall terminate and be of no further force and effect with the termination of the Merger Agreement.

                                       Very truly yours,

                                       ___________________________
                                       Name:

Name of Shareholder:                   ___________________________

Number of Owned Shares:                ___________________________

Number of Owned Shares not
subject to the Voting
Agreement:

                                       ___________________________

Liens, encumbrances or
restrictions (other than those
imposed pursuant to the Voting
Agreement) affecting Owned
Shares (describe nature of
liens, encumbrances or
restrictions and indicate
number of Owned Shares subject
to such liens, encumbrances or
restrictions):

                                       ___________________________

                                                                      EXHIBIT B

                       FORM OF COMPANY AFFILIATE LETTER

                                                              February 15, 1998

Overton Bancshares, Inc.
4200 South Hulen Avenue
Fort Worth, Texas 76109

Attention: R. Denny Alexander
    David Tapp

Cullen/Frost Bankers, Inc.
P.O. Box 1600
100 West Houston Street
San Antonio, Texas 78205

Attention: Richard W. Evans, Jr.

Ladies and Gentlemen:

  I have been advised that I may be deemed to be, but do not admit that I am, an "affiliate" of Overton Bancshares, Inc., a Texas corporation ("Company"), as that term is defined in Rule 145 promulgated by the Securities and Exchange Commission (the "SEC") under the Securities Act 1933, as amended (the "Securities Act"), and/or SEC Accounting Series Releases 130 and 135. I understand that pursuant to the terms of the Agreement and Plan of Merger, dated as of February 15, 1998 (the "Merger Agreement"), by and between Company and Cullen/Frost Bancshares, Inc., a Texas corporation ("Cullen/Frost"), Company plans to merge with and into Cullen/Frost (the "Merger") and that the Merger is intended to be accounted for under the "pooling of interest" accounting method.

  I further understand that as a result of the Merger, I may receive shares of common stock, par value $5.00 per share, of ("Cullen/Frost Stock") in exchange for shares of common stock, par value $4.00 per share, of Company ("Company Stock").

  I represent, warrant and covenant with and to Cullen/Frost that in the event I receive any Cullen/Frost Stock as a result of the Merger:

    1. I shall not make any sale, transfer, or other disposition of such Cullen/Frost Stock unless (i) such sale, transfer or other disposition has been registered under the Securities Act, (ii) such sale, transfer or other disposition is made in conformity with the provisions of Rule 145 under the Securities Act (as such rule may be amended from time to time), or (iii) in the opinion of counsel in form and substance reasonably satisfactory to Cullen/Frost, or under a "no-action" letter obtained by me from the staff of the SEC, such sale, transfer or other disposition will not violate or is otherwise exempt from registration under the Securities Act.

    2. I understand that Cullen/Frost is under no obligation to register the sale, transfer or other disposition of shares of Cullen/Frost Stock by me or on my behalf under the Securities Act or to take any other action necessary in order to make compliance with an exemption from such registration available.

    3. I understand that stop transfer instructions will be given to Cullen/Frost's transfer agent with respect to shares of Cullen/Frost Stock issued to me as a result of the Merger and that there will be placed on the certificates for such shares, or any substitutions therefor, a legend stating in substance:

      "The shares represented by this certificate were issued in a transaction to which Rule 145 promulgated under the Section Act of 1933 applies. The shares represented by this certificate may be transferred only in accordance with the terms of a letter agreement, dated February 15, 1998, between the registered holder hereof and Cullen/Frost Bankers, Inc., a copy of which agreement is on file at the principal offices of Cullen/Frost Bankers, Inc."

    4. I understand that, unless transfer by me of the Cullen/Frost Stock issued to me as a result of the Merger has been registered under the Securities Act or such transfer is made in conformity with the provisions of Rule 145(d) under the Securities Act, Cullen/Frost reserves the right, in its sole discretion, to place the following legend on the certificates issued to my transferee:

    "The shares represented by this certificate have not been registered under the Securities Act of 1933 and were acquired from a person who received such shares in a transaction to which Rule 145 under the Securities Act of 1933 applies. The shares have been acquired by the holder not with a view to, or for resale in connection with, any distribution thereof within the meaning of the Securities Act of 1933 and may not be offered, sold, pledged or otherwise transferred except in accordance with an exemption from the registration requirements of the Securities Act of 1933."

  It is understood and agreed that the legends set forth in paragraphs (3) and
(4) above shall be removed by delivery of substitute certificates without such legends if I shall have delivered to Cullen/Frost (i) a copy of a "no action" letter from the staff of the SEC, or an opinion of counsel in form and substance reasonably satisfactory to Cullen/Frost, to the effect that such legend is not required for purposes of the Securities Act, or (ii) evidence or representations satisfactory to Cullen/Frost that Cullen/Frost Stock represented by such certificates is being or has been sold in conformity with the provisions of Rule 145(d).

  I further represent, warrant and covenant with and to Cullen/Frost that I will not sell, transfer or otherwise dispose of, or reduce my risk relative to, any shares of Company Stock or Cullen/Frost Stock (whether or not acquired by me in the Merger) during the period commencing 30 days prior to the effective date of the Merger and ending at such time as Cullen/Frost notifies me that results covering at least 30 days of combined operations of Company and Cullen/Frost after the Merger have been published by Cullen/Frost. I understand that Cullen/Frost is obligated to publish such combined financial results under the terms of the Merger Agreement.

  I further understand and agree that this letter agreement shall apply to all shares of Company Stock and Cullen/Frost Stock that I am deemed to beneficially own pursuant to applicable federal securities law.

                                          Very truly yours,



                                          By___________________________________
                                            Name:

Accepted this 15th day of February, 1998.

Overton Bancshares, Inc.


By___________________________________
  Name
  Title:

Cullen/Frost Bankers, Inc.


By___________________________________
  Name
  Title:

                                                                      EXHIBIT C

                     FORM OF CULLEN/FROST AFFILIATE LETTER

                                                                         , 1998

Overton Bancshares, Inc.
4200 South Hulen Avenue
Fort Worth, TX 76109

Attention: R. Denny Alexander
     David Tapp

Cullen/Frost Bancshares, Inc.
P.O. Box 1600
100 West Houston Street
San Antonio, Texas 78205

Attention: Richard W. Evans, Jr.

Ladies and Gentlemen:

  I have been advised that I may be deemed to be, but do not admit that I am, an "affiliate" of Cullen/Frost Bankers, Inc., a Texas corporation
("Cullen/Frost") as that term is defined in the Securities and Exchange Commission's Accounting Series Releases 130 and 135. I understand that pursuant to the terms of the Agreement and Plan of Merger, dated as of February 15, 1998 (the "Merger Agreement"), by and between Overton Bancshares, Inc., a Texas corporation ("Company"), and Cullen/Frost, Company plans to merge with and into Cullen/Frost (the "Merger") and that the merger is intended to be accounted for under the "pooling-of-interest" accounting method.

  I hereby represent, warrant and covenant with and to Cullen/Frost that:

    1. I will not sell, transfer or otherwise dispose of, or reduce my risk relative to, any shares of common stock of Company or Cullen/Frost (whether or not acquired by me in the Merger) during the period commencing 30 days prior to the effective date of the Merger and ending at such time as Cullen/Frost notifies me that results covering at least 30 days of combined operations of Company and Cullen/Frost after the Merger have been published by Cullen/Frost.

    2. I further understand and agree that this letter agreement shall apply to all shares of common stock of Company and Cullen/Frost that I am deemed to beneficially own pursuant to applicable federal securities laws.

                                          Very truly yours,


                                          By___________________________________
                                            Name:

Accepted this   day of       , 1998.

Cullen/Frost Banchshares, Inc.


By___________________________________
  Name:
  Title:

Overton Bancshares, Inc.


By___________________________________
  Name:
  Title:

                                                                     APPENDIX B

                        KEEFE, BRUYETTE & WOODS, INC.
                            TWO WORLD TRADE CENTER
                                  85TH FLOOR
                           NEW YORK, NEW YORK 10048

                                                                  April 3, 1998

Board of Directors
Overton Bancshares, Inc.
4200 South Hulen Street
Fort Worth, Texas 76109

Members of the Board:

  You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the shareholders of Overton Bancshares, Inc. ("Overton") of the exchange ratio in the proposed merger (the "Merger") of Overton with and into Cullen/Frost Bankers, Inc. ("Cullen/Frost"), pursuant to the Agreement and Plan of Merger dated as of February 15, 1998 between Overton and Cullen/Frost (the "Agreement"). Under the terms of the Merger, each outstanding share of common stock of Overton will be exchanged for 3.71 shares of common stock of Cullen/Frost (the "Exchange Ratio"). Keefe, Bruyette & Woods, Inc. ("KBW") was informed by Cullen/Frost, and assumed for purposes of its opinion, that the Merger would be accounted for as a pooling-of-interests under generally accepted accounting principles.

  KBW as part of its investment banking business is continually engaged in the valuation of banking businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. As specialists in the securities of banking companies we have experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of our business as a broker-dealer, we may, from time to time, purchase securities from, and sell securities to, Cullen/Frost and as a market maker in securities, we may from time to time have a long or short position in, and buy or sell, debt or equity securities of Cullen/Frost for our own account and for the accounts of our customers. To the extent we have any such position as of the date of this opinion it has been disclosed to Overton. We have acted as a financial advisor to the Board of Directors of Overton in rendering this fairness opinion and will receive a fee from Overton for our services.

  In connection with this opinion, we have reviewed, among other things, the Agreement; the Registration Statement on Form S-4, Annual Reports to Stockholders of Overton and Cullen/Frost for the three years ended December 31, 1996; certain interim reports to stockholders and Quarterly Reports of Overton and Cullen/Frost, and certain internal financial analyses and forecasts for Overton and Cullen/Frost prepared by management. We also have held discussions with members of the senior management of Overton and Cullen/Frost regarding the past and current business operations, regulatory relationships, financial condition and future prospects of their respective companies. In addition, we have compared certain financial and stock market information for Overton and Cullen/Frost with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the banking industry and performed such other studies and analyses as we considered appropriate.

  In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not assumed any responsibility for independently verifying any of such information. We have relied upon the management of Overton and Cullen/Frost as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefor) provided to us, and we have assumed that such forecasts and projections reflect the best currently available estimates and judgments of Cullen/Frost and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such management. We have also assumed that the aggregate allowances for loan losses for Overton and

Cullen/Frost are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals of the property of Overton or Cullen/Frost, nor have we examined any individual credit files.

  We have considered such financial and other factors as we have deemed appropriate under the circumstances, including among others the following: (i) the historical and current financial position and results of operations of Overton and Cullen/Frost; (ii) the assets and liabilities of Overton and Cullen/Frost; and (iii) the nature and terms of certain other merger transactions involving banks and bank holding companies. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and our knowledge of the banking industry generally. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof.

  Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the exchange ratio in the Merger is fair, from a financial point of view, to the common shareholders of Overton.

                                          Very truly yours,

                                          Keefe, Bruyette & Woods, Inc.

                                                                     APPENDIX C

               PROVISIONS OF THE TEXAS BUSINESS CORPORATION ACT
                      RELATING TO DISSENTING SHAREHOLDERS

ART. 5.11. RIGHTS OF DISSENTING SHAREHOLDERS IN THE EVENT OF CERTAIN CORPORATE ACTIONS

  A. Any shareholder of a domestic corporation shall have the right to dissent from any of the following corporate actions:

    (1) Any plan of merger to which the corporation is a party if shareholder approval is required by Article 5.03 or 5.16 of this Act and the shareholder holds shares of a class or series that was entitled to vote thereon as a class or otherwise;

    (2) Any sale, lease, exchange or other disposition (not including any pledge, mortgage, deed of trust or trust indenture unless otherwise provided in the articles of incorporation) of all, or substantially all, the property and assets, with or without good will, of a corporation if special authorization of the shareholders is required by this Act and the shareholders hold shares of a class or series that was entitled to vote thereon as a class or otherwise;

    (3) Any plan of exchange pursuant to Article 5.02 of this Act in which the shares of the corporation of the class or series held by the shareholder are to be acquired.

  B. Notwithstanding the provisions of Section A of this Article, a shareholder shall not have the right to dissent from any plan of merger in which there is a single surviving or new domestic or foreign corporation, or from any plan of exchange, if:

    (1) the shares held by the shareholder are part of a class or series, shares of which are on the record date fixed to determine the shareholders entitled to vote on the plan of merger or plan of exchange:

      (a) listed on a national securities exchange;

      (b) listed on the Nasdaq Stock Market (or successor quotation system) or designated as a national market security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or successor entity; or

      (c) held of record by not less than 2,000 holders;

    (2) the shareholder is not required by the terms of the plan of merger or plan of exchange to accept for the shareholder's shares any consideration that is different than the consideration (other than cash in lieu of fractional shares that the shareholder would otherwise be entitled to receive) to be provided to any other holder of shares of the same class or series of shares held by such shareholder; and

    (3) the shareholder is not required by the terms of the plan of merger or the plan of exchange to accept for the shareholder's shares any consideration other than:

      (a) shares of a domestic or foreign corporation that, immediately after the effective time of the merger or exchange, will be part of a class or series, shares of which are:

        (i) listed, or authorized for listing upon official notice of issuance, on a national securities exchange;

        (ii) approved for quotation as a national market security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or successor entity; or

        (iii) held of record by not less than 2,000 holders;

      (b) cash in lieu of fractional shares otherwise entitled to be received; or

      (c) any combination of the securities and cash described in Subdivisions (a) and (b) of this subsection.

ART. 5.12. PROCEDURE FOR DISSENT BY SHAREHOLDERS AS TO SAID CORPORATE ACTIONS

  A. Any shareholder of any domestic corporation who has the right to dissent from any of the corporate actions referred to in Article 5.11 of this Act may exercise that right to dissent only by complying with the following procedures:

    (1)(a) With respect to proposed corporate action that is submitted to a vote of shareholders at a meeting, the shareholder shall file with the corporation, prior to the meeting, a written objection to the action, setting out that the shareholder's right to dissent will be exercised if the action is effective and giving the shareholder's address, to which notice thereof shall be delivered or mailed in that event. If the action is effected and the shareholder shall not have voted in favor of the action, the corporation, in the case of action other than a merger, or the surviving or new corporation (foreign or domestic) or other entity that is liable to discharge the shareholder's right of dissent, in the case of a merger, shall, within ten (10) days after the action is effected, deliver or mail to the shareholder written notice that the action has been effected, and the shareholder may, within ten (10) days from the delivery or mailing of the notice, make written demand on the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, for payment of the fair value of the shareholder's shares. The fair value of the shares shall be the value thereof as of the day immediately preceding the meeting, excluding any appreciation or depreciation in anticipation of the proposed action. The demand shall state the number and class of the shares owned by the shareholder and the fair value of the shares as estimated by the shareholder. Any shareholder failing to make demand within the ten (10) day period shall be bound by the action.

    (b) With respect to proposed corporate action that is approved pursuant to Section A of Article 9.10 of this Act, the corporation, in the case of action other than a merger, and the surviving or new corporation (foreign or domestic) or other entity that is liable to discharge the shareholder's right of dissent, in the case of a merger, shall, within ten (10) days after the date the action is effected, mail to each shareholder of record as of the effective date of the action notice of the fact and date of the action and that the shareholder may exercise the shareholder's right to dissent from the action. The notice shall be accompanied by a copy of this Article and any articles or documents filed by the corporation with the Secretary of State to effect the action. If the shareholder shall not have consented to the taking of the action, the shareholder may, within twenty
  (20) days after the mailing of the notice, make written demand on the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, for payment of the fair value of the shareholder's shares. The fair value of the shares shall be the value thereof as of the date the written consent authorizing the action was delivered to the corporation pursuant to Section A of Article 9.10 of this Act, excluding any appreciation or depreciation in anticipation of the action. The demand shall state the number and class of shares owned by the dissenting shareholder and the fair value of the shares as estimated by the shareholder. Any shareholder failing to make demand within the twenty (20) day period shall be bound by the action.

    (2) Within twenty (20) days after receipt by the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, of a demand for payment made by a dissenting shareholder in accordance with Subsection (1) of this Section, the corporation (foreign or domestic) or other entity shall deliver or mail to the shareholder a written notice that shall either set out that the corporation (foreign or domestic) or other entity accepts the amount claimed in the demand and agrees to pay that amount within ninety (90) days after the date on which the action was effected, and, in the case of shares represented by certificates, upon the surrender of the certificates duly endorsed, or shall contain an estimate by the corporation (foreign or domestic) or other entity of the fair value of the shares, together with an offer to pay the amount of that estimate within ninety (90) days after the date on which the action was effected, upon receipt of notice within sixty (60) days after that date from the shareholder that the shareholder agrees to accept that amount and, in the case of shares represented by certificates, upon the surrender of the certificates duly endorsed.

    (3) If, within sixty (60) days after the date on which the corporate action was effected, the value of the shares is agreed upon between the shareholder and the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, payment for the shares shall be made within ninety (90) days after the date on which the action was effected and, in the case of shares represented by certificates, upon surrender of the certificates duly endorsed. Upon payment of the agreed value, the shareholder shall cease to have any interest in the shares or in the corporation.

  B. If, within the period of sixty (60) days after the date on which the corporate action was effected, the shareholder and the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, do not so agree, then the shareholder or the corporation (foreign or domestic) or other entity may, within sixty (60) days after the expiration of the sixty
(60) day period, file a petition in any court of competent jurisdiction in the county in which the principal office of the domestic corporation is located, asking for a finding and determination of the fair value of the shareholder's shares. Upon the filing of any such petition by the shareholder, service of a copy thereof shall be made upon the corporation (foreign or domestic) or other entity, which shall, within ten (10) days after service, file in the office of the clerk of the court in which the petition was filed a list containing the names and addresses of all shareholders of the domestic corporation who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the corporation (foreign or domestic) or other entity. If the petition shall be filed by the corporation (foreign or domestic) or other entity, the petition shall be accompanied by such a list. The clerk of the court shall give notice of the time and place fixed for the hearing of the petition by registered mail to the corporation (foreign or domestic) or other entity and to the shareholders named on the list at the addresses therein stated. The forms of the notices by mail shall be approved by the court. All shareholders thus notified and the corporation (foreign or domestic) or other entity shall thereafter be bound by the final judgment of the court.

  C. After the hearing of the petition, the court shall determine the shareholders who have complied with the provisions of this Article and have become entitled to the valuation of and payment for their shares, and shall appoint one or more qualified appraisers to determine that value. The appraisers shall have power to examine any of the books and records of the corporation the shares of which they are charged with the duty of valuing, and they shall make a determination of the fair value of the shares upon such investigation as to them may seem proper. The appraisers shall also afford a reasonable opportunity to the parties interested to submit to them pertinent evidence as to the value of the shares. The appraisers shall also have such power and authority as may be conferred on Masters in Chancery by the Rules of Civil Procedure or by the order of their appointment.

  D. The appraisers shall determine the fair value of the shares of the shareholders adjudged by the court to be entitled to payment for their shares and shall file their report of that value in the office of the clerk of the court. Notice of the filing of the report shall be given by the clerk to the parties in interest. The report shall be subject to exceptions to be heard before the court both upon the law and the facts. The court shall by its judgment determine the fair value of the shares of the shareholders entitled to payment for their shares and shall direct the payment of that value by the existing, surviving, or new corporation (foreign or domestic) or other entity, together with interest thereon, beginning 91 days after the date on which the applicable corporate action from which the shareholder elected to dissent was effected to the date of such judgment, to the shareholders entitled to payment. The judgment shall be payable to the holders of uncertificated shares immediately but to the holders of shares represented by certificates only upon, and simultaneously with, the surrender to the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, of duly endorsed certificates for those shares. Upon payment of the judgment, the Dissenting Shareholders shall cease to have any interest in those shares or in the corporation. The court shall allow the appraisers a reasonable fee as court costs, and all court costs shall be allotted between the parties in the manner that the court determines to be fair and equitable.

  E. Shares acquired by the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, pursuant to the payment of the agreed value of the shares or pursuant to payment of the judgment entered for the value of the shares, as in this Article provided, shall, in the case of a merger, be treated as provided in the plan of merger and, in all other cases, may be held and disposed of by the corporation as in the case of other treasury shares.

  F. The provisions of this Article shall not apply to a merger if, on the date of the filing of the articles of merger, the surviving corporation is the owner of all the outstanding shares of the other corporations, domestic or foreign, that are parties to the merger.

  G. In the absence of fraud in the transaction, the remedy provided by this Article to a shareholder objecting to any corporate action referred to in
Article 5.11 of this Act is the exclusive remedy for the recovery of the value of his shares or money damages to the shareholder with respect to the action. If the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, complies with the requirements of this Article, any shareholder who fails to comply with the requirements of this Article shall not be entitled to bring suit for the recovery of the value of his shares or money damages to the shareholder with respect to the action.

ART. 5.13. PROVISIONS AFFECTING REMEDIES OF DISSENTING SHAREHOLDERS

  A. Any shareholder who has demanded payment for his shares in accordance with either Article 5.12 or 5.16 of this Act shall not thereafter be entitled to vote or exercise any other rights of a shareholder except the right to receive payment for his shares pursuant to the provisions of those articles and the right to maintain an appropriate action to obtain relief on the ground that the corporate action would be or was fraudulent, and the respective shares for which payment has been demanded shall not thereafter be considered outstanding for the purposes of any subsequent vote of shareholders.

  B. Upon receiving a demand for payment from any dissenting shareholder, the corporation shall make an appropriate notation thereof in its shareholder records. Within twenty (20) days after demanding payment for his shares in accordance with either Article 5.12 or 5.16 of this Act, each holder of certificates representing shares so demanding payment shall submit such certificates to the corporation for notation thereon that such demand has been made. The failure of holders of certificated shares to do so shall, at the option of the corporation, terminate such shareholder's rights under Articles
5.12 and 5.16 of this Act unless a court of competent jurisdiction for good and sufficient cause shown shall otherwise direct. If uncertificated shares for which payment has been demanded or shares represented by a certificate on which notation has been so made shall be transferred, any new certificate issued therefor shall bear similar notation together with the name of the original dissenting holder of such shares and a transferee of such shares shall acquire by such transfer no rights in the corporation other than those which the original dissenting shareholder had after making demand for payment of the fair value thereof.

  C. Any shareholder who has demanded payment for his shares in accordance with either Article 5.12 or 5.16 of this Act may withdraw such demand at any time before payment for his shares or before any petition has been filed pursuant to Article 5.12 or 5.16 of this Act asking for a finding and determination of the fair value of such shares, but no such demand may be withdrawn after such payment has been made or, unless the corporation shall consent thereto, after any such petition has been filed. If, however, such demand shall be withdrawn as hereinbefore provided, or if pursuant to Section B of this Article the corporation shall terminate the shareholder's rights under Article 5.12 or 5.16 of this Act, as the case may be, or if no petition asking for a finding and determination of fair value of such shares by a court shall have been filed within the time provided in Article 5.12 or 5.16 of this Act, as the case may be, or if after the hearing of a petition filed pursuant to Article 5.12 or 5.16, the court shall determine that such shareholder is not entitled to the relief provided by those articles, then, in any such case, such shareholder and all persons claiming under him shall be conclusively presumed to have approved and ratified the corporate action from which he dissented and shall be bound thereby, the right of such shareholder to be paid the fair value of his shares shall cease, and his status as a shareholder shall be restored without prejudice to any corporate proceedings which may have been taken during the interim, and such shareholder shall be entitled to receive any dividends or other distributions made to shareholders in the interim.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Registrant is incorporated under the laws of Texas. Section 2.02-1. of the Texas Business Corporation Act prescribes the conditions under which indemnification may be obtained by a present or former director or officer of the Registrant who incurs expenses or liability as a consequence of certain proceedings arising out of his or her activities as a director or officer.
Article 11 of the Registrant's Amended and Restated Articles of Incorporation and Article V of the Registrant's Bylaws provide for indemnification of directors and officers under certain circumstances. The Registrant has purchased a standard liability policy, which, subject to any limitations set forth in the policy, indemnifies the Registrant's directors and officers for damages that they become legally obligated to pay as a result of any negligent act, error or omission committed while serving in their official capacity.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  The following exhibits are filed herewith or incorporated herein by reference.

   EXHIBIT
   NUMBER                               DESCRIPTION
   -------                              -----------
     2.1   --Agreement and Plan of Merger, by and between Overton Bancshares,
            Inc. and Cullen/Frost Bankers, Inc., dated as of February 15, 1998, included as Appendix A to the accompanying Proxy
            Statement/Prospectus.
     5.1   --Opinion of Wachtell, Lipton, Rosen & Katz.
     8.1   --Opinion of Sullivan & Cromwell.
     8.2   --Opinion of Wachtell, Lipton, Rosen & Katz.
    23.1   --Consent of Keefe, Bruyette & Woods, Inc.
    23.2   --Consent of Sullivan & Cromwell, included in Exhibit 8.1 to this
            Registration Statement.
    23.3   --Consent of Wachtell, Lipton, Rosen & Katz, included in Exhibit 8.2 to this Registration Statement.
    23.4   --Consent of Ernst & Young LLP.
    23.5   --Consent of Coopers & Lybrand LLP.
    24.1   --Power of Attorney.
    99.1   --Form of Poll and Consent mailed to shareholders of Overton
            Bancshares, Inc. who are parties to the Common Stock Restriction and Voting Agreement.
    99.2   --Form of Revocable Proxy for Special Meeting of Shareholders of
            Overton Bancshares, Inc.

ITEM 22. UNDERTAKINGS

  (a) The undersigned Registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change in such information in the registration statement; and

    (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof;

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (c) The undersigned Registrant hereby undertakes that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

  (d) The undersigned Registrant hereby undertakes that every prospectus (i) that is filed pursuant to paragraph (c) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (e) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other that the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (f) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

  (g) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF SAN ANTONIO, STATE OF TEXAS, THIS 2ND DAY OF APRIL, 1998.

                                          Cullen/Frost Bankers, Inc.
                                           (Registrant)

                                                             *
                                          By: _________________________________
                                                   RICHARD W. EVANS, JR.
                                                 CHAIRMAN OF THE BOARD AND
                                                  CHIEF EXECUTIVE OFFICER

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON THIS 2ND DAY OF APRIL, 1998.

              SIGNATURE                                 TITLE

                  *                       Chairman of the Board and Chief
-------------------------------------      Executive Officer (Principal
        RICHARD W. EVANS, JR.              Executive Officer)

                  *                       Senior Chairman of the Board and
-------------------------------------      Directors
             T. C. FROST

                  *                       Executive Vice President and
-------------------------------------      Chief Financial Officer
          PHILLIP D. GREEN                 (Principal Financial Officer)

                  *                       Director
-------------------------------------
          ISAAC ARNOLD, JR.

                                          Director
-------------------------------------
          ROYCE S. CALDWELL

                  *                       Director
-------------------------------------
          RUBEN R. CARDENAS

                  *                       Director
-------------------------------------
           HENRY E. CATTO

                  *                       Director
-------------------------------------
           BOB W. COLEMAN

                  *                       Director
-------------------------------------
           HARRY H. CULLEN

                  *                       Director
-------------------------------------
            ROY H. CULLEN

                  *                       Director
-------------------------------------
        EUGENE H. DAWSON, SR.

              SIGNATURE                                 TITLE

                  *                       Director
-------------------------------------
           RUBEN ESCOBEDO

                  *                       Director
-------------------------------------
         W. N. FINNEGAN, III

                                          Director
-------------------------------------
          PATRICK B. FROST

                  *                       Director
-------------------------------------
            JOE R. FULTON

                  *                       Director
-------------------------------------
        JAMES W. GORMAN, JR.

                  *                       Director
-------------------------------------
           JAMES L. HAYNE

                  *                       Director
-------------------------------------
       RICHARD M. KLEBERG, III

                  *                       Director
-------------------------------------
          ROBERT S. MCCLANE

                  *                       Director
-------------------------------------
          IDA CLEMENT STEEN

                  *                       Director
-------------------------------------
         CURTIS VAUGHAN, JR.

                  *                       Director
-------------------------------------
        MARY BETH WILLIAMSON

                                          Director
-------------------------------------
         HORACE WILKINS, JR.

      /s/ Richard W. Evans, Jr.
*By: ________________________________
        RICHARD W. EVANS, JR.
          ATTORNEY-IN-FACT

                               INDEX TO EXHIBITS

 EXHIBIT                                                                  PAGE
 NUMBER                           DESCRIPTION                            NUMBER
 -------                          -----------                            ------
   2.1   --Agreement and Plan of Merger, by and between Overton
          Bancshares, Inc. and Cullen/Frost Bankers, Inc., dated as of
          February 15, 1998, included as Appendix A to the
          accompanying Proxy Statement/Prospectus. ...................
   5.1   --Opinion of Wachtell, Lipton, Rosen & Katz .................
   8.1   --Opinion of Sullivan & Cromwell. ...........................
   8.2   --Opinion of Wachtell, Lipton, Rosen & Katz. ................
  23.1   --Consent of Keefe, Bruyette & Woods, Inc. ..................
  23.2   --Consent of Sullivan & Cromwell, included in Exhibit 8.1 to this Registration Statement. ...............................
  23.3   --Consent of Wachtell, Lipton, Rosen & Katz, included in
          Exhibit 8.2 to this Registration Statement. ................
  23.4   --Consent of Ernst & Young LLP. .............................
  23.5   --Consent of Coopers & Lybrand LLP. .........................
  24.1   --Power of Attorney. ........................................
  99.1   --Form of Poll and Consent mailed to shareholders of Overton
          Bancshares, Inc. who are parties to the Common Stock
          Restriction and Voting Agreement............................
  99.2   --Form of Revocable Proxy for Special Meeting of Shareholders
          of Overton Bancshares, Inc. ................................